GRUPPO CAMPARI®

DAVIDE CAMPARI - MILANO S.p.A.

02055221

VIA FILIPPO TURATI 27 - 20121 MILANO - ITALIA TEL.: 026225.1 - FAX: 026225.312 - E-MAIL: DAVIDECAMPARI@C... - WWW.CAMPARI.COM

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America

SEC MAIL PROCESSING RECEIVED OCT 02 2002 WASH. D.C. 154 SECTION

SUPPL

By Courier

September 27, 2002

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The consolidated first half report as of June 30, 2002, referring to the period from January 1, 2002 to June 30, 2002, as approved by the Board of Directors Meeting held on September 10, 2002, together with an English translation thereof;

2.) A press release in Italian and English announcing the approval by the Board of Directors of the consolidated results for the first half from January 1, 2002 to June 30, 2002; and

3.) A copy of this letter, which I request that you date, stamp and return in the provided stamped and addressed envelope.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

Thank you for your co-operation and attention.

Yours faithfully

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano SpA

Encs.

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

Davide Campari - Milano S.p.A.

Relazione semestrale al 30 giugno 2002

Half-Year Report as of 30 June 2002

GRUPPO
CAMPARI®

Davide Campari – Milano S.p.A.

Relazione semestrale al 30 giugno 2002

[redacted]

Davide Campari – Milano S.p.A.

Indice

GRUPPO

CAMPARI

COMUNICATO STAMPA

Campari approva la Relazione Semestrale al 30 giugno 2002

- **Ricavi netti consolidati pari a € 306,5 milioni, in crescita del 31,2%**
- **EBITDA pari a € 75,3 milioni, in crescita del 44,6%**
- **EBIT pari a € 53,7 milioni, in crescita del 34,5%**
- **Utile netto pari a € 32,0 milioni, in crescita del 41,0%**

Milano, 10 settembre 2002 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato i risultati consolidati relativi al periodo 1 gennaio - 30 giugno 2002. Il primo semestre si è chiuso con risultati in forte crescita, soprattutto grazie al consolidamento delle società neo-acquisite Skyy Spirits, LLC e Zedda Piras S.p.A. e Sella & Mosca S.p.A.

Nel primo semestre del 2002 le vendite nette del Gruppo sono state pari a € 306,5 milioni, in crescita del 31,2%. Tale risultato è attribuibile a una consistente crescita esterna, che complessivamente ha generato un incremento pari al 30,0%. In particolare, Skyy Spirits, LLC, con vendite nette pari a € 53,1 milioni, ha determinato una crescita del 22,7% del fatturato consolidato, mentre Zedda Piras S.p.A. e Sella & Mosca S.p.A., con vendite nette pari a € 16,4 milioni, hanno generato una crescita del 7,0%. La quota residua, pari al 0,2%, è attribuibile all'acquisizione brasiliana per il periodo non consolidato nel 2001. La crescita organica è stata pari al 1,2%, che sale al 2,6% se depurata dall'effetto cambi negativo, principalmente attribuibile al *Real* brasiliano.

Con vendite complessive pari a € 195,2 milioni, gli *spirits* hanno incrementato l'incidenza sul fatturato dal 57,5% al 63,7%, rafforzando ulteriormente il ruolo di questo segmento quale *core business* del Gruppo. In particolare, SKYY Vodka, con un fatturato di € 43 milioni, conferma il *trend* positivo delle vendite sia sul mercato statunitense, pari al 94,4% del fatturato della marca, dove le vendite dei distributori al *trade* continuano a crescere a doppia cifra, sia sui mercati internazionali, dove l'incremento è del 52,5%. L'acquisizione di Zedda Piras S.p.A. e Sella & Mosca S.p.A. ha contribuito al segmento *spirits* con vendite per € 5,2 milioni, principalmente attribuibili al *brand* Mirto di Sardegna. La crescita organica del segmento *spirits* è stata del 1,5%, favorita in particolare dall'ottimo andamento di CampariSoda (+9,2%), di Ouzo 12 (+6,2%), degli *admix whisky* Old Eight e Drury's (+3,9%) e di Jägermeister (+7,3%). Il *brand* Campari ha invece registrato una flessione del 3,4%, poiché l'ottimo andamento sul mercato italiano non ha compensato la non soddisfacente *performance* dei mercati tedesco, caratterizzato da un forte rallentamento dei consumi a livello macroeconomico, e brasiliano, dove il positivo andamento delle vendite in volume è stato compensato dalla svalutazione del *Real*. Il segmento *wines*, con vendite pari a € 34,0 milioni, pari al 11,1% del fatturato consolidato, ha registrato una crescita complessiva del 33,3%. Questo risultato è interamente attribuibile all'acquisizione dei vini Sella & Mosca, che hanno apportato una crescita del 43,1%; la flessione registrata dal *business* esistente è invece attribuibile essenzialmente a ritardi nelle vendite di Cinzano *vermouth,* connessi all'introduzione del nuovo *packaging,* mentre è positivo l'andamento degli spumanti. Le vendite nette dei *soft drinks* sono state pari a € 71,4 milioni, in leggera crescita, trainata dall'andamento positivo di Crodino (+2,4%). Tale comparto evidenzia inoltre una diminuzione in termini di incidenza sul totale delle vendite del Gruppo dal 30,4% al 23,3%, conseguenza della strategia di acquisizioni focalizzata su *spirits & wines*.

La seguente tabella mostra la scomposizione del fatturato netto consolidato per segmento di attività.

	1° semestre 2002		1° semestre 2001		Variazione
	€ milioni	%	€ milioni	%	%
Spirits	195,2	*63,7%*	134,4	*57,5%*	*45,2%*
Wines	34,0	*11,1%*	25,5	*10,9%*	*33,3%*
Soft Drinks	71,4	*23,3%*	70,9	*30,4%*	*0,7%*
Altri ricavi	5,8	*1,9%*	2,7	*1,2%*	*113,6%*
Totale	**306,5**	***100,0%***	**233,6**	***100,0%***	***31,2%***

****continua****

Relativamente alla distribuzione geografica delle vendite, il mercato italiano ha rappresentato il 52,0% del fatturato consolidato, con un incremento del 20,0%. Questo risultato è attribuibile per il 8,1% al buon andamento dei prodotti già in portafoglio (in particolare Campari, CampariSoda e gli spumanti Cinzano) e, per il residuo, all'acquisizione di Zedda Piras S.p.A. e Sella & Mosca S.p.A. L'area Americhe, per effetto dell'acquisizione di Skyy Spirits, LLC, ha visto raddoppiare la propria incidenza sulle vendite del Gruppo, passata dal 14,0% al 28,2%.

La seguente tabella mostra la scomposizione del fatturato netto consolidato per area geografica.

	1° semestre 2002		1° semestre 2001	
	€ milioni	**%**	**€ milioni**	**%**
Italia	159,4	*52,0%*	132,9	*56,9%*
Europa	55,0	*17,9%*	60,4	*25,9%*
Americhe	86,5	*28,2%*	32,7	*14,0%*
Resto del mondo	5,5	*1,8%*	7,6	*3,2%*
Totale	**306,5**	***100,0%***	**233,6**	***100,0%***

L'impatto positivo del consolidamento delle citate acquisizioni si riflette sui diversi livelli di redditività a livello sia di tassi di crescita sia di miglioramento dei margini sul fatturato.

Il margine commerciale si è attestato a € 86,1 milioni, evidenziando una crescita del 33,7% e un'incidenza sulle vendite nette in aumento dal 27,6% al 28,1%.

L'EBIT è stato pari a € 53,7 milioni, in crescita del 34,5%, e con un'incidenza percentuale sulle vendite in aumento dal 17,1% al 17,5%. Tale risultato beneficia anche del contributo di altri proventi per € 4 milioni, attribuibili alle *royalties* relative alle vendite di SKYY Blue, il nuovo *ready to drink* recentemente lanciato con grande successo da Skyy Spirits, LLC e Miller Brewing Co. negli Stati Uniti.

L'EBITA, ovvero il risultato operativo prima dell'ammortamento dell'avviamento e dei marchi, è stato pari ad € 67,5 milioni, registrando una crescita del 48,2% e un'incidenza sulle vendite in aumento dal 19,5% al 22,0%.

L'EBITDA è stato di € 75,3 milioni, in crescita del 44,6% e con un'incidenza sul fatturato che passa dal 22,3% al 24,6%.

L'utile netto del periodo è stato di € 32,0 milioni, in crescita del 41,0%. A tale risultato ha contribuito la riduzione del carico fiscale principalmente attribuibile al beneficio connesso alla legge Tremonti *bis* per la parte di investimenti sostenuti nel periodo e relativi alla realizzazione del nuovo stabilimento di Novi Ligure.

Al 30 giugno 2002 l'indebitamento finanziario netto risulta pari a € 239,4 milioni. La variazione della posizione finanziaria netta rispetto al 31 dicembre 2001, quando era positiva per € 96,6 milioni, è attribuibile al finanziamento delle acquisizioni effettuate nel periodo.

Il patrimonio netto consolidato al 30 giugno 2002 ammonta a € 430,3 milioni.

***

CONFERENCE CALL

Si informa che alle ore 17:00 di oggi, martedì 10 settembre 2002, si terrà una *conference call* durante la quale il *management* di Campari presenterà ad analisti, investitori e giornalisti i risultati del primo semestre 2002. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- dall'Italia: 800.990.927 (numero verde)
- dall'estero: +39.06.8740.9831

***

Per ulteriori informazioni:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Media Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Website: www.campari.com

****continua****

Il Gruppo Campari è uno dei maggiori player *mondiali nel settore delle bevande alcoliche, presente in 190 paesi e con* leadership *nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo, anche a seguito di un'intensa strategia di acquisizioni a livello internazionale perseguita negli ultimi anni, vanta un portafoglio ricco e articolato su tre importanti segmenti:* spirits, wines e soft drinks. *Il portafoglio prodotti di proprietà include* brand *di grande notorietà internazionale come* Campari, SKYY Vodka, Cynar e Cinzano *e marchi* leader *in mercati locali come* CampariSoda, Crodino, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda e Pelmosoda *in Italia,* Ouzo 12 *in Grecia e in Germania,* Dreher, Old Eight, Drury's e Liebraumilch *in Brasile* e Gregson's *in Uruguay. Il Gruppo impiega oltre 1.300 persone e, dal luglio 2001, le azioni ordinarie della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico Azionario organizzato e gestito da Borsa Italiana S.p.A.*

Allegato 1) GRUPPO CAMPARI - CONTO ECONOMICO CONSOLIDATO DEL PRIMO SEMESTRE 2002

	1° semestre 2002 € milioni	%	1° semestre 2001 € milioni	%	Variazione %
Vendite nette [1]	**306,5**	***100,0***	**233,6**	***100,0***	***31,2***
Costo dei materiali	(102,9)	*-33,6*	(78,4)	*-33,6*	*31,2*
Costi di produzione	(23,4)	*-7,6*	(19,5)	*-8,3*	*20,0*
Totale costo del venduto	**(126,3)**	***-41,2***	**(97,9)**	***-41,9***	***28,9***
Margine lordo	**180,2**	***58,8***	**135,7**	***58,1***	***32,9***
Pubblicità e promozioni	(57,6)	*-18,8*	(44,0)	*-18,8*	*31,0*
Costi di vendita e distribuzione	(36,5)	*-11,9*	(27,3)	*-11,7*	*33,9*
Margine commerciale	**86,1**	***28,1***	**64,4**	***27,6***	***33,7***
Spese generali e amministrative	(21,9)	*-7,1*	(15,1)	*-6,5*	*45,6*
Altri ricavi operativi	4,0	*1,3*	0,3	*0,1*	-
Ammortamento avviamento e marchi	(13,9)	*-4,5*	(5,7)	*-2,4*	*144,8*
Risultato operativo (= EBIT) prima dei costi non ricorrenti	**54,3**	***17,7***	**43,9**	***18,8***	***23,5***
Costi non ricorrenti	(0,6)	*-0,2*	(4,0)	*-1,7*	*-86,0*
Risultato operativo (= EBIT)	**53,7**	***17,5***	**39,9**	***17,1***	***34,5***
Proventi (oneri) finanziari netti	(2,2)	*-0,7*	1,9	*0,8*	*-217,5*
Utili (perdite) su cambi netti	7,4	*2,4*	(4,6)	*-2,0*	*-261,7*
Altri proventi (oneri) non operativi	(6,7)	*-2,2*	(0,2)	*-0,1*	-
Utile prima delle imposte	**52,2**	***17,0***	**37,0**	***15,8***	***41.1***
Interessi di minoranza	(7,3)	-2,4	0,0	0,0	-
Utile prima delle imposte del Gruppo	**44,9**	***14,6***	**37,0**	***15,8***	***21,3***
Imposte	(12,9)	*-4,2*	(14,3)	*-6,1*	*-9,8*
Utile netto di pertinenza del Gruppo	**32,0**	***10,4***	**22,7**	***9,7***	***41,0***
Ammortamenti delle immobilizzazioni materiali	(6,4)	*-2,1*	(5,4)	*-2,3*	*17,6%*
Ammortamenti delle immobilizzazioni immateriali	(15,2)	*-5,0*	(6,8)	*-2,9*	*124,0%*
Totale ammortamenti	**(21,6)**	***-7,1***	**(12,2)**	***-5,2***	*76,8%*
EBITDA prima dei costi non ricorrenti	**75,9**	***24,8***	**56,1**	***24,0***	***35,2***
EBITDA	**75,3**	***24,6***	**52,1**	***22,3***	***44,6***
EBITA prima dei costi non ricorrenti [2]	**68,1**	***22,2***	**49,6**	***21,2***	***37,3***
EBITA [2]	**67,5**	***22,0***	**45,6**	***19,5***	***48,2***

(1) Al netto di sconti e accise

(2) EBITA = EBIT prima dell'ammortamento di avviamento e marchi

****continua****

Allegato 2) GRUPPO CAMPARI - STATO PATRIMONIALE CONSOLIDATO AL 30 GIUGNO 2002

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
	€ milioni	**€ milioni**	**€ milioni**
Cassa e banche	62,8	137,7	177,8
Titoli negoziabili	12,0	41,3	46,4
Crediti verso clienti	132,8	100,1	108,3
Rimanenze	89,6	68,0	64,4
Altre attività correnti	38,0	36,8	29,7
Totale attività correnti	**335,2**	**383,9**	**426,6**
Immobilizzazioni materiali nette	115,8	92,3	91,0
Avviamento, al netto dell'ammortamento	449,6	158,0	152,6
Altre immobilizzazioni immateriali, al netto dell'ammortamento	19,0	20,0	18,3
Partecipazioni	8,8	19,9	18,8
Altre attività non correnti	3,8	3,7	3,5
Azioni proprie	31,0	-	31,0
Totale attività non correnti	**628,0**	**293,9**	**315,2**
Totale attività	**963,2**	**677,8**	**741,8**
Debiti finanziari a breve	295,0	90,8	114,1
Debiti verso fornitori	97,0	78,2	86,7
Altre passività correnti	53,8	52,9	44,0
Totale passività correnti	**445,8**	**221,9**	**244,8**
Finanziamenti a medio - lungo termine	19,2	13,5	13,5
Trattamento di fine rapporto	13,0	11,1	10,9
Altre passività non correnti	44,8	37,2	40,0
Interessi di minoranza	10,1	2,3	2,3
Totale passività non correnti	**87,1**	**64,1**	**66,7**
Patrimonio netto	**430,3**	**391,8**	**430,3**
Totale passività e patrimonio netto	**963,2**	**677,8**	**741,8**

GRUPPO

CAMPARI

PRESS RELEASE

Campari approves first half 2002 results

- **Consolidated net revenues of € 306.5 million, up 31.2%**
- **EBITDA of € 75.3 million, up 44.6%**
- **EBIT of € 53.7 million, up 34.5%**
- **Net income of € 32.0 million, up 41.0%**

Milan, September 10, 2002 - The Board of Directors of Davide Campari-Milano S.p.A. approved the consolidated results for the period from 1 January through 30 June 2002. The first half closed with rapidly growing results, mainly thanks to the consolidation of the newly acquired companies Skyy Spirits, LLC, Zedda Piras S.p.A. and Sella & Mosca S.p.A.

During the first half of 2002, the Group's net revenues were € 306.5 million, up 31.2%. This result is due to considerable external growth, which generated an overall increase of 30.0%. In particular, Skyy Spirits, LLC, with net sales of € 53.1 million, led to a growth of 22.7% on total consolidated turnover, while Zedda Piras S.p.A. and Sella & Mosca S.p.A., with net sales of € 16.4 million, generated 7.0% growth. The residual 0.2% is due to the Brazilian acquisition for the non-consolidated period in 2001. Organic growth was 1.2%, which rises to 2.6% excluding the negative exchange rate effect, mainly due to the Brazilian Real.

With sales of € 195.2 million, spirits increased their incidence on turnover from 57.5% to 63.7%, further enhancing their role as the Group's core business. In particular, SKYY Vodka, with net sales of € 43 million, confirmed its positive trend both on the US market - which accounts for 94.4% of the brand's turnover - where it exhibited a consistent double digit growth rate in its depletions, and on the international markets, where the brand consolidated its strong growth rate with a 52.5% increase. The acquisition of Zedda Piras S.p.A. and Sella & Mosca S.p.A. contributed to the spirits segment net sales of € 5.2 million, mainly due to the Mirto di Sardegna brand. Spirits' organic growth was 1.5%, supported in particular by the good performance of the brands already in the portfolio, especially CampariSoda (+9.2%), Ouzo 12 (+6.2%), the admix whiskies Old Eight and Drury's (+3.9%) and Jägermeister (+7.3%). The Campari brand, however, was down 3.4%, as its excellent sales on the Italian market did not offset the unsatisfactory performance on the German market, characterised by a marked slowdown in consumption at the macroeconomic level, and on the Brazilian market, where a positive volume trend could not offset the devaluation of the local currency. Wines, with sales of € 34.0 million or 11.1% of consolidated turnover, grew by 33.3%. This result is wholly due to the acquisition of Sella & Mosca wines, which accounted for a growth of 43.1%; the reduction in the existing business was essentially caused by delays in sales of Cinzano vermouth, connected to the introduction of the new packaging, while sparkling wines showed a positive trend. Soft drinks had sales of € 71.4 million, showing a slight increase, driven by the positive performance of Crodino (+2.4%). The segment also showed a decrease in terms of incidence on total Group sales, from 30.4% to 23.3%, as a consequence of the acquisition strategy focus on spirits and wines.

The following chart shows the consolidated net sales in each segment.

	First Half 2002		First Half 2001		Change
	€ million	%	€ million	%	%
Spirits	195.2	*63.7%*	134.4	*57.5%*	*45.2%*
Wines	34.0	*11.1%*	25.5	*10.9%*	*33.3%*
Soft Drinks	71.4	*23.3%*	70.9	*30.4%*	*0.7%*
Other revenues	5.8	*1.9%*	2.7	*1.2%*	*113.6%*
Total	**306.5**	***100.0%***	**233.6**	***100.0%***	***31.2%***

****more****

In terms of the geographic split of sales, the Italian market accounted for 52.0% of total turnover, with sales up 20.0%. Of this result, 8.1% is due to the good performance of products already in the portfolio (in particular Campari, CampariSoda and Cinzano sparkling wines) and also to the acquisition of Zedda Piras S.p.A. and Sella & Mosca S.p.A. As a result of the acquisition of Skyy Spirits, LLC, the Americas area doubled its incidence on the Group's total sales, moving from 14.0% to 28.2%.

The following chart shows net consolidated sales by geographic area.

	First Half 2002 € million	%	First Half 2001 € million	%
Italy	159.4	*52.0%*	132.9	*56.9%*
Europe	55.0	*17.9%*	60.4	*25.9%*
Americas	86.5	*28.2%*	32.7	*14.0%*
Rest of the world	5.5	*1.8%*	7.6	*3.2%*
Total	**306.5**	***100.0%***	**233.6**	***100.0%***

The positive impact of the consolidation of the aforementioned acquisitions is reflected on the various levels of operating profitability both in terms of growth rate and improved margins.

Trading profit was € 86.1 million, up 33.7%, with the proportion of net sales also growing from 27.6% to 28.1%.

EBIT was € 53.7 million, up 34.5% and with its incidence on net sales increasing from 17.1% to 17.5%. This results benefits, among other factors, from the contribution provided by other income of € 4 million, deriving from the royalties on sales of SKYY Blue, the new successful *ready to drink* recently launched by Skyy Spirits, LLC and Miller Brewing Co. in the United States.

EBITA, i.e. EBIT before goodwill and trademark amortisation, was € 67.5 million, up 48.2% and with its incidence on net sales increasing from 19.5% to 22.0%.

EBITDA was € 75.3 million, up 44.6% and with its incidence on net sales rising from 22.3% to 24.6%.

Net income was € 32.0 million, up 41.0%. This result was determined by the reduced tax burden mainly due to the benefits connected with the so-called "Tremonti *bis*" law for the portion of investments incurred during the period and pertaining to the construction of the new plant in Novi Ligure.

As of 30 June 2002, net financial debt was € 239.4 million. The change in net financial position from 31 December 2001, when the value was positive at € 96.6 million, is due to the financing of the acquisitions described above.

Consolidated shareholders' equity as of 30 June 2002 was € 430.3 million.

***

CONFERENCE CALL

At 5:00 p.m. (CET) today, Tuesday, September 10, 2002, Campari's management will hold a live dial-in conference call with analysts, investors and press to present the Group's H1 2002 results.

To join, please dial one of the following numbers:

- from Italy: 800.990.927 (toll-free number)
- from abroad: +39.06.8740.9831

***

Investor enquiries
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Media enquiries
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Website: www.campari.com

****more****

The Campari Group is one of the world's leading alcoholic beverage players, trading in over 190 markets around the world with a leading position in the Italian and Brazilian markets and a strong presence in the USA, Germany and Switzerland. Following an intensive acquisition campaign undertaken over the last few years, the Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. The Group's portfolio includes a combination of strong international brands, such as Campari, SKYY Vodka, Cynar *and* Cinzano *and leading local brands, such as* CampariSoda, Crodino, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda *and* Pelmosoda *in Italy,* Ouzo 12 *in Greece and in Germany,* Dreher, Old Eight, Drury's *and* Liebfraumilch *in Brazil and* Gregson's *in Uruguay. The Group has over 1,300 employees, and shares of the parent company Davide Campari-Milano S.p.A have been listed on the Milan stock exchange since July 2001.*

Attachment 1) CAMPARI GROUP
CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2002

	H1 2002 € million	%	H1 2001 € million	%	Change %
Net revenues (1)	**306.5**	***100.0***	**233.6**	***100.0***	***31.2***
Cost of materials	(102.9)	*-33.6*	(78.4)	*-33.6*	*31.2*
Manufacturing costs	(23.4)	*-7.6*	(19.5)	*-8.3*	*20.0*
Total cost of sales	**(126.3)**	***-41.2***	**(97.9)**	***-41.9***	***28.9***
Gross Margin	**180.2**	***58.8***	**135.7**	***58.1***	***32.9***
Advertising and promotion	(57.6)	*-18.8*	(44.0)	*-18.8*	*31.0*
Selling and distribution expenses	(36.5)	*-11.9*	(27.3)	*-11.7*	*33.9*
Trading margin	**86.1**	***28.1***	**64.4**	***27.6***	***33.7***
General and administrative expenses	(21.9)	*-7.1*	(15.1)	*-6.5*	*45.6*
Other operating income	4.0	*1.3*	0.3	*0.1*	-
Amortisation of goodwill and trademarks	(13.9)	*-4.5*	(5.7)	*-2.4*	*144.8*
EBIT before non-recurring expenses	**54.3**	***17.7***	**43.9**	***18.8***	***23.5***
Non-recurring expenses	(0.6)	*-0.2*	(4.0)	*-1.7*	*-86.0*
EBIT after non-recurring expenses	**53.7**	***17.5***	**39.9**	***17.1***	***34.5***
Net interest income (charges)	(2.2)	*-0.7*	1.9	*0.8*	*-217.5*
Exchange-rate gains (losses), net	7.4	*2.4*	(4.6)	*-2.0*	*-261.7*
Other non operating income (charges)	(6.7)	*-2.2*	(0.2)	*-0.1*	-
Income before taxes	**52.2**	***17.0***	**37.0**	***15.8***	***41.1***
Minority interests	(7.3)	-2.4	0.0	0.0	-
Group income before taxes	**44.9**	***14.6***	**37.0**	***15.8***	***21.3***
Taxes	(12.9)	*-4.2*	(14.3)	*-6.1*	*-9.8*
Net income	**32.0**	***10.4***	**22.7**	***9.7***	***41.0***
Depreciation	(6.4)	*-2.1*	(5.4)	*-2.3*	*17.6%*
Amortisation of goodwill, trademarks and other intangibles	(15.2)	*-5.0*	(6.8)	*-2.9*	*124.0%*
Total depreciation and amortisation	**(21.6)**	***-7.1***	**(12.2)**	***-5.2***	*76.8%*
EBITDA before non-recurring expenses	75.9	***24.8***	56.1	***24.0***	***35.2***
EBITDA	75.3	***24.6***	52.1	***22.3***	***44.6***
EBITA before non-recurring expenses (2)	68.1	***22.2***	49.6	***21.2***	***37.3***
EBITA (2)	67.5	***22.0***	45.6	***19.5***	***48.2***

(1) Net of discounts and excise duty

(2) EBITA = EBIT before amortisation of goodwill and trademarks

****more****

Attachment 2) CAMPARI GROUP - CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2002

	30-06-2002	30-06-2001	31-12-2001
	€ million	€ million	€ million
Cash and banks	62.8	137.7	177.8
Marketable securities	12.0	41.3	46.4
Accounts receivable	132.8	100.1	108.3
Inventories	89.6	68.0	64.4
Other current assets	38.0	36.8	29.7
Total current assets	**335.2**	**383.9**	**426.6**
Tangible assets	115.8	92.3	91.0
Goodwill	449.6	158.0	152.6
Other intangible assets	19.0	20.0	18.3
Financial assets	8.8	19.9	18.8
Other non-current assets	3.8	3.7	3.5
Treasury	31.0	-	31.0
Total non-current assets	**628.0**	**293.9**	**315.2**
Total assets	**963.2**	**677.8**	**741.8**
Short-term financial debt	295.0	90.8	114.1
Accounts payable	97.0	78.2	86.7
Other current liabilities	53.8	52.9	44.0
Total current liabilities	**445.8**	**221.9**	**244.8**
Medium and long term loans	19.2	13.5	13.5
Employee's termination pay	13.0	11.1	10.9
Other non-current liabilities	44.8	37.2	40.0
Minority interests	10.1	2.3	2.3
Total non-current liabilities	**87.1**	**64.1**	**66.7**
Shareholders' equity	**430.3**	**391.8**	**430.3**
Total liabilities and shareholders' equity	**963.2**	**677.8**	**741.8**

[redacted]

Davide Campari – Milano S.p.A.

Organi Sociali

Consiglio di Amministrazione [1]

Luca Garavoglia	Presidente
Jörn Böttger	Amministratore Delegato e *Chief Operating Officer Italy*
Carlo P. Campanini Bonomi	Amministratore [2]
Matteo D'Asta	Amministratore [3]
Cesare Ferrero	Amministratore e membro del *Comitato Audit*
Franzo Grande Stevens	Amministratore e membro del *Comitato Remunerazione e Nomine*
Paolo Marchesini	Amministratore e *Chief Financial Officer*
Marco P. Perelli-Cippo	Amministratore Delegato e *Chief Executive Officer*
Giovanni Rubboli	Amministratore, membro del *Comitato Audit* e membro del *Comitato Remunerazione e Nomine*
Renato Ruggiero	Amministratore e membro del *Comitato Remunerazione e Nomine* [2] [4]
Stefano Saccardi	Amministratore Delegato e *Officer Legal Affairs and Business Development*
Vincenzo Visone	Amministratore e *Chief Operating Officer International*
Marco Vitale	Amministratore e membro del *Comitato Audit*
Machiel Anton Zondervan	Amministratore

(1): In carica sino all'approvazione del bilancio dell'esercizio 2003, come da delibera del 2 maggio 2001.

(2): In carica a seguito delle dimissioni degli Amministratori Geert Gaarnat e Nicolaas J.M. Kramer, per cooptazione intervenuta il 4 marzo 2002, successivamente ratificata dall'assemblea del 30 aprile 2002.

(3): Nominato dall'assemblea del 30 aprile 2002, a seguito della scomparsa del prof. Vincenzo Caianiello, Amministratore e membro del *Comitato Remunerazione e Nomine.*

(4): Nominato membro del *Comitato Remunerazione e Nomine* dal consiglio di amministrazione del 13 maggio 2002.

Con delibera del 2 maggio 2001 l'assemblea ha confermato il Presidente Luca Garavoglia, per una durata triennale e fino ad approvazione del bilancio d'esercizio 2003, con i poteri di legge e statutariamente previsti.
Con delibera del 7 maggio 2001 il Consiglio di Amministrazione ha conferito agli Amministratori Delegati Marco P. Perelli-Cippo, Jörn Böttger e Stefano Saccardi, i seguenti poteri per una durata triennale e fino ad approvazione del bilancio d'esercizio 2003:

- con firma singola: poteri di ordinaria rappresentanza e gestione, entro limiti di valore o temporali determinati per ciascuna categoria di atti;
- con firma abbinata a due: poteri di rappresentanza e gestione per determinate categorie di atti, entro limiti di valore o temporali considerati eccedenti l'attività ordinaria.

Collegio Sindacale [5]

Umberto Tracanella	Presidente
Marco Di Paco	Sindaco Effettivo
Antonio Ortolani	Sindaco Effettivo
Angeloguido Mainardi	Sindaco Supplente
Giuseppe Pajardi	Sindaco Supplente
Mario Tracanella	Sindaco Supplente

(5): In carica sino all'approvazione del bilancio dell'esercizio 2003, come da delibera del 2 maggio 2001

Società di revisione [6]

Reconta Ernst & Young S.p.A.

(6): Incarico per la revisione dei bilanci degli esercizi 2001-2002-2003 conferito dall'assemblea del 1 marzo 2001

[redacted]

Davide Campari – Milano S.p.A.

Informazioni sulla gestione
Il Gruppo

Eventi significativi

Acquisizione di Skyy Spirits, LLC

Il 15 gennaio 2002 Redfire, Inc., società direttamente controllata da Davide Campari-Milano S.p.A., ha perfezionato l'acquisto di un'ulteriore partecipazione del 50% in Skyy Spirits, LLC, società con sede operativa a San Francisco, California, e già iscritta tra le partecipazioni di minoranza, divenendone quindi azionista di controllo con una partecipazione complessiva del 58,9%.
Il contratto prevede inoltre opzioni di acquisto da parte di Redfire, Inc. e di vendita da parte dei detentori delle residue partecipazioni, negli esercizi futuri, a prezzi correlati ai risultati raggiunti nei prossimi esercizi.
La società acquisita distribuisce negli Stati Uniti oltre ai principali marchi propri (*SKYY Vodka* e *SKYY Citrus*), anche alcuni rilevanti marchi di terzi (tra cui in particolare *Cutty Sark Scotch whisky* e *Sambuca Molinari),* nonché *brand* del Gruppo Campari, tra cui *Campari, Cinzano* e *Ouzo 12.*
La società sviluppa direttamente l'attività commerciale e di *marketing* per i propri prodotti sul mercato statunitense, mentre l'attività di produzione è terzializzata, operando tuttavia la società uno stretto controllo di qualità sull'attività dei terzi contraenti.
Nel marzo 2002 è stato poi lanciato negli Stati Uniti, in collaborazione con Miller Brewing Co., seconda *brewery* statunitense appartenente al gruppo SABMiller, *SKYY Blue*, un *ready to drink*, categoria in fortissima espansione a livello internazionale e in particolare negli Stati Uniti, a supporto del quale sono previsti importanti investimenti di *marketing.*
Nel 2001 il fatturato della società, al netto di sconti e accise, è stato di US$ 111,9 milioni (€ 127,0 milioni ca.) con un incremento del 19% rispetto all'esercizio precedente, mentre il reddito ante imposte, al lordo di oneri per *stock option* concesse al *management*, è risultato di US$ 28,4 milioni (€ 32,2 milioni ca.), in aumento, sempre rispetto all'esercizio precedente, del 37,8%.
Il corrispettivo dell'operazione, US$ 207,5 milioni (€ 235,4 milioni ca.), è stato pagato in contanti e finanziato in parte con mezzi propri del Gruppo e in parte con indebitamento bancario.
La società viene consolidata integralmente nei conti del Gruppo a decorrere dal 1 gennaio 2002; tale consolidamento genera un *goodwill* che sarà ammortizzato in quote costanti su un periodo di 20 anni.

Acquisizione del gruppo Zedda Piras

Il 6 febbraio 2002 la controllata Campari-Crodo S.p.A. ha perfezionato l'acquisizione del 100% di Zedda Piras S.p.A., società con sede operativa ad Alghero, che controllava a quella data il 67,62% di Sella & Mosca S.p.A. Quest'ultima a sua volta controlla il 93,66% circa di Qingdao Sella & Mosca Winery Co. Ltd., *joint venture* commerciale in Cina con *partner* locali, e il 100% di Société civile du Domaine de la Margue, uno *chateau* francese con circa 80 ettari di vigneti.
Il valore complessivo dell'operazione è stato di € 68,2 milioni, a cui si aggiunge un indebitamento finanziario netto del gruppo acquisito di € 21,8 milioni. L'acquisizione, il cui corrispettivo è stato pagato in contanti, è stata finanziata con indebitamento bancario.
In data 26 giugno 2002, è stato perfezionato l'acquisto, da parte di Zedda Piras S.p.A., di un'ulteriore quota di Sella & Mosca S.p.A., pari al 10% della stessa, per un controvalore di € 3,8 milioni.
Il fatturato netto consolidato del gruppo Zedda Piras per il 2001 è stato pari a € 30,1 milioni, con un incremento del 9% rispetto all'esercizio precedente, mentre il reddito ante imposte è stato di € 3,8 milioni, in crescita, sempre rispetto all'esercizio precedente, del 20%.
Le società acquisite, entrate nel perimetro di consolidamento a decorrere dal 1 gennaio 2002, generano un *goodwill* che sarà ammortizzato in quote costanti su un periodo di 20 anni.

Nuovo stabilimento di Novi Ligure

Nel gennaio 2002 la controllata Campari-Crodo S.p.A. ha dato avvio ai lavori per la realizzazione di un nuovo stabilimento in Novi Ligure, che insisterà su di una superficie complessiva di circa 200 mila metri quadrati e per il quale è previsto un investimento complessivo di circa € 50 milioni. Gli stati d'avanzamento lavori delle opere edili e del-

la realizzazione degli impianti strumentali alla fine del primo semestre, in linea con i tempi previsti dal progetto, ammontano a € 7,2 milioni, ivi compreso il valore del terreno.
Il nuovo sito produttivo verrà inizialmente destinato all'imbottigliamento e stoccaggio degli spumanti e *vermouth Cinzano*, a tal fine si prevede l'entrata in funzione per la vendemmia 2003.
Risulta, a questo scopo, particolarmente favorevole la posizione geografica di Novi Ligure, in quanto situata nella zona di produzione dell'Asti, secondo il relativo disciplinare.
Con successivi ampliamenti, a partire dal 2004, il nuovo impianto accoglierà anche le attività produttive oggi in capo allo stabilimento di Sesto San Giovanni, di proprietà di Davide Campari-Milano S.p.A., e di Termoli, di proprietà della controllata Campari-Crodo S.p.A., che verranno quindi trasferite.

Cessione di Immobiliare Vassilli 1981 S.r.l.

Il 20 marzo 2002, è stata ceduta a terzi la partecipazione nella controllata Immobiliare Vassilli 1981 S.r.l., detenuta dalla controllata Lacedaemon Holding B.V. e ritenuta non strategica nell'ambito del Gruppo.

Costituzione di una nuova *joint venture*, Fior Brands Ltd.

In data 13 maggio 2002, il Gruppo ha costituito una nuova *joint venture* con Morrison Bowmore Distillers Ltd., società del gruppo giapponese Suntory, per la promozione e la distribuzione nel Regno Unito di prodotti appartenenti al portafoglio di entrambe le società.
La società neocostituita, ancora in fase di avviamento al 30 giugno, avrà in un primo tempo nel proprio portafoglio alcuni *core brand* quali *Campari* e *Cinzano* da parte del Gruppo Campari e *Bowmore* e *Midori* da parte di Morrison Bowmore.

Riduzione del capitale di Campari Holding S.A. e successiva fusione in Campari Schweiz A.G.

In data 27 giugno 2002 Campari Holding S.A., finanziaria di diritto svizzero direttamente partecipata dalla Capogruppo, è stata fusa nella propria controllata Campari Schweiz A.G. L'operazione è stata eseguita mediante l'annullamento di 13.000 delle 15.000 azioni in circolazione per un valore nominale di CHF 1.000 e il corrispondente rimborso al socio Davide Campari-Milano S.p.A. Dall'operazione di rimborso del capitale in esubero è derivato un utile, pari a € 5,4 milioni, in capo alla Capogruppo e al Gruppo, generatosi dalla differenza tra il cambio corrente del giorno dell'operazione con il cambio storico a cui la partecipazione, valutata al costo, era iscritta.

Aumento della quota di partecipazione in Longhi & Associati S.r.l.

Il 20 marzo 2002 la controllata Lacedaemon Holding B.V. ha incrementato la quota detenuta nella collegata Longhi & Associati S.r.l., che è passata dal 30% al 40%.

Andamento delle vendite

Tutti i valori relativi alle vendite riportati nel presente paragrafo, siano essi definiti come vendite nette o anche semplicemente come vendite, sono sempre espressi al netto di accise e sconti.

Nel primo semestre del 2002 le vendite nette consolidate del Gruppo hanno raggiunto € 306,5 milioni, evidenziando una crescita del 31,2% rispetto al primo semestre del 2001, in cui le vendite furono € 233,6 milioni.

Come evidenziato nella tabella sottostante, l'impatto delle recenti acquisizioni, il cui consolidamento ha avuto avvio dal 1 gennaio 2002, è stato determinante, rappresentando infatti il 30,0% della crescita complessiva; la crescita organica netta dei prodotti in portafoglio è stata del 1,2%, ovvero del 2,6% ove misurata al lordo dell'impatto sfavorevole della variazione dei tassi di cambio.

L'effetto cambi negativo, che globalmente ha avuto un'incidenza del 1,4%, è stato determinato quasi esclusivamente dal *Real* brasiliano, il cui deprezzamento medio nei confronti dell'Euro, nel primo semestre dell'anno, è stato pari al 13,9%.

Analisi della variazione delle vendite nette	€ milioni	in % sul 1°semestre 2001
– vendite nette del primo semestre 2002	306,5	
– vendite nette del primo semestre 2001	233,6	
Variazione totale	72,9	31,2%
Di cui:		
– acquisizione Skyy Spirits	53,1	22,7%
– acquisizione Zedda Piras e Sella & Mosca	16,4	7,0%
– acquisizione brasiliana (non consolidata a gennaio 2001)	0,6	0,2%
Crescita per acquisizioni	70,1	30,0%
– crescita organica al lordo di effetto cambio	6,2	2,6%
– effetto variazioni cambio	–3,4	–1,4%
Crescita organica netta	2,8	1,2%
Variazione totale	72,9	31,2%

Per quanto concerne la crescita per linee esterne, la tabella sottostante evidenzia, per ciascuna acquisizione, le vendite nette delle principali linee di prodotto e la crescita percentuale generata per effetto del loro primo consolidamento.

	€ milioni	in % sul 1°semestre 2001
SKYY vodka + *SKYY Citrus*	40,6	17,4%
Altri *spirits* marchi di terzi (*Cutty Sark whisky* + altri)	12,5	5,3%
Subtotale acquisizione Skyy Spirits	53,1	22,7%
Mirto di Sardegna e altri liquori tipici *Zedda Piras*	5,2	2,2%
Wines Sella & Mosca	11,0	4,7%
Altre vendite	0,2	0,1%
Subtotale acquisizione Zedda Piras e Sella & Mosca	16,4	7,0%
Dreher	0,3	0,1%
Admix whiskies	0,2	0,1%
Altre vendite acquisizione brasiliana	0,1	0,0%
Subtotale acquisizione brasiliana (solo gennaio 2002)	0,6	0,2%
Totale crescita per acquisizioni	70,1	30,0%

Il solo consolidamento di Skyy Spirits, LLC, con vendite pari a € 53,1 milioni, ha generato una crescita del 22,7%; più in particolare le vendite di *vodka* (*SKYY Vodka* e *SKYY Citrus*) sono state pari a € 40,6 milioni, per una crescita del 17,4%, mentre le vendite di altri prodotti importati e commercializzati sul mercato statunitense (*Cutty Sark Scotch Whisky* e altri *spirits* marchi di terzi), sono state pari a € 12,5 milioni.

È opportuno ricordare che, antecedentemente l'ottenimento del controllo di Skyy Spirits, LLC, avvenuto nel mese di gennaio 2002, il Gruppo deteneva, sin dal 1998, una partecipazione di minoranza nella società in questione e, come tale, le sue vendite erano escluse dal perimetro di consolidamento. Tuttavia, in virtù di accordi commerciali raggiunti contestualmente all'acquisto della quota di minoranza, il Gruppo era già distributore esclusivo di *SKYY Vodka* in tutti i mercati mondiali, con l'esclusione del suo mercato domestico (gli Stati Uniti), e Skyy Spirits, LLC distribuiva già nel mercato statunitense *Campari* ed altri prodotti del Gruppo. Pertanto l'apporto alla crescita esterna del Gruppo derivante dal consolidamento di Skyy Spirits, LLC non coincide con le vendite nette realizzate dalla società stessa, in quanto l'andamento delle vendite che indirettamente risultavano già precedentemente consolidate, in virtù di detti accordi commerciali esistenti, rileva per la parte organica del *business*.

Il trend delle vendite di *SKYY Vodka* sul mercato statunitense è stato positivo, evidenziando un tasso di crescita delle *depletions* (vendite dei distributori al *trade*) che si mantiene stabilmente a doppia cifra, secondo quanto previsto dal piano di sviluppo della marca.

Nel mese di marzo 2002 è stato lanciato negli Stati Uniti, in collaborazione con Miller Brewing Co., seconda *brewery* statunitense ed appartenente al gruppo SABMiller, *SKYY Blue:* un *ready to drink*, categoria in fortissima espansione in molti mercati ed in particolare in USA e UK, a supporto del quale è stato messo in atto, con successo, un importante piano di *marketing*.
L'accordo di licenza del marchio in essere prevede per Skyy Spirits, LLC il conseguimento di *royalties* in misura proporzionale alle vendite di *SKYY Blue* realizzate da Miller Brewing Co., e una contribuzione al finanziamento degli oneri relativi all'investimento di *marketing*, sostenuti da Miller Brewing Co. stessa. In ogni caso Skyy Spirits, LLC avrà diritto per l'esercizio in corso e per quello a venire ad un importo minimo di *royalties*, nette delle citate contribuzioni *marketing*, pari a USD 5 milioni per anno.
Conseguentemente le vendite di *SKYY Blue* nel mercato statunitense non entrano nel perimetro di consolidamento del Gruppo.

Il consolidamento delle vendite relative all'acquisizione Zedda Piras e Sella & Mosca ha avuto nel primo semestre del 2002 un impatto di € 16,4 milioni, generando una crescita pari al 7,0% delle vendite nette del Gruppo relative al primo semestre 2001.
Le vendite dei vini *Sella & Mosca* sono state pari ad € 11,0 milioni, dei quali circa il 85% realizzate nel mercato italiano e il 15% nei mercati esteri. Dal mese di maggio l'attività di vendita dei vini *Sella & Mosca* nei mercati internazionali è stata assunta dalla struttura commerciale internazionale del Gruppo.
Le vendite di *Mirto di Sardegna* e degli altri liquori a marca Zedda Piras, realizzate quasi totalmente sul mercato italiano, sono state di € 5,2 milioni. Dal mese di maggio la commercializzazione dei prodotti Zedda Piras, con l'esclusione della Sardegna, è passata alla rete commerciale della controllata Campari S.p.A.
Complessivamente le vendite del primo semestre dell'anno evidenziano un *trend* di crescita, tanto per il *Mirto* quanto per i vini *Sella & Mosca*, in linea con le aspettative.

La crescita per acquisizioni include infine le vendite, relative al solo mese di gennaio 2002, dei marchi entrati nel portafoglio prodotti del Gruppo in seguito all'acquisizione brasiliana dello scorso anno, consolidati soltanto dal mese di febbraio 2001.

La tabella seguente evidenzia la ripartizione e l'andamento delle vendite nette per area geografica.

Vendite nette per area geografica	Primo semestre 2002		Primo semestre 2001		Variazione %
	€ milioni	%	€ milioni	%	2002 / 2001
Italia	159,4	52,0%	132,9	56,9%	20,0%
Europa	55,0	17,9%	60,4	25,9%	-9,0%
Americhe	86,5	28,2%	32,7	14,0%	164,9%
Resto del mondo	5,5	1,8%	7,6	3,2%	-26,9%
Totale	306,5	100,0%	233,6	100,0%	31,2%

In Italia le vendite nette del primo semestre 2002 sono state pari a € 159,4 milioni, evidenziando una crescita complessiva del 20,0% rispetto al corrispondente periodo del 2001; tale incremento è imputabile per il 8,1% all'andamento positivo dei prodotti già in portafoglio (principalmente *Campari*, *CampariSoda* e gli spumanti *Cinzano*) e per il restante 11,9% all'acquisizione Zedda Piras e Sella & Mosca.
Nonostante il combinato effetto di crescita organica ed esterna abbia generato in termini assoluti un apprezzabile incremento dimensionale, l'Italia ha visto diminuire la propria incidenza percentuale sulle vendite nette totali del Gruppo, che è passata così dal 56,9% al 52,0%, per la crescita più che proporzionale dell'area Americhe, conseguente all'acquisizione Skyy Spirits, LLC.

Le vendite nette dell'area Europa nel primo semestre dell'anno sono state pari a € 55,0 milioni, evidenziando una contrazione del 9,0% rispetto allo scorso anno; tale flessione, a livello organico, ovvero al lordo del leggero impatto positivo derivante dalle acquisizioni (le vendite in Europa dei vini *Sella & Mosca* sono infatti quantificabili nel 1,2%), risulta essere del 10,2%.
Mentre l'andamento delle vendite in alcuni importanti mercati, quali Spagna, Francia e Olanda, pur a fronte di una sostanziale tenuta dei consumi, è stato inficiato da fenomeni di riduzione del livello di scorte del canale distributivo, per quanto concerne la Germania la situazione appare più critica, sia per la dimensione strategica di tale mercato che per la continuità del *trend* negativo dei consumi di *Campari*, prodotto per il quale la Germania costituisce il secondo mercato a valore.
Positive, al contrario, sono state nel semestre le vendite in mercati importanti, quali la Svizzera, la Grecia e il Regno Unito, dove, dal mese di giugno, è pienamente operativa la *joint venture* commerciale costituita col partner Morrison Bowmore Distillers Ltd., filiale del gruppo giapponese Suntory.

L'area Americhe, per effetto dell'acquisizione Skyy Spirits sopra ampiamente commentata, ha visto raddoppiata l'incidenza delle proprie vendite rispetto a quelle totali del Gruppo, passando nel semestre dal 14,0% al 28,2%.
Le vendite sono state pari ad € 86,5 milioni, con una crescita complessiva, rispetto al corrispondente periodo del 2001, pari al 164,9%, quasi interamente generata dalla crescita esterna. La crescita organica al netto degli effetti cambi, pari al 0,6%, è stata infatti fortemente condizionata dalla svalutazione del *Real* brasiliano, valuta nella quale sono realizzate circa il 80% delle vendite del *business* organico dell'area Americhe; al lordo dell'impatto negativo del cambio, la crescita organica dell'area è stata del 11,3%.

La controllata brasiliana, che attualmente si trova a operare in un contesto macroeconomico pesantemente influenzato dalle vicende elettorali, ha chiuso infatti il primo semestre 2002 in modo soddisfacente, riportando una crescita delle vendite a volumi del 3,0% ed a valore, in valuta locale, del 8,2%.

Nella tabella sottostante è riportato il dettaglio delle vendite nette dell'area Americhe.

Dettaglio vendite nette	Primo semestre 2002		Primo semestre 2001		Variazione %
dell'area Americhe	€ milioni	%	€ milioni	%	2002 / 2001
USA	57,9	67,0%	2,3	7,0%	2419,7%
Brasile	25,5	29,5%	26,9	82,3%	–5,2%
altri paesi	3,1	3,6%	3,5	10,6%	–10,9%
Totale	86,5	100,0%	32,7	100,0%	164,9%

Nell'area complementare Resto del Mondo, le vendite nette del primo semestre sono state di € 5,5 milioni, in flessione del 26,9% rispetto allo scorso anno, principalmente a causa di un temporaneo rallentamento degli ordini da parte dei distributori in Giappone e Australia, cui non corrisponde un rallentamento dei consumi.

Nelle due tabelle seguenti vengono presentate rispettivamente:
- la ripartizione e l'evoluzione delle vendite nette per area di *business*;
- la scomposizione della crescita totale di ciascuna area di *business*, nelle due componenti di crescita per acquisizioni e crescita organica.

Vendite nette per segmento	Primo semestre 2002		Primo semestre 2001		Variazione %
	€ milioni	%	€ milioni	%	2002 / 2001
Spirits	195,2	63,7%	134,4	57,5%	45,2%
Wines	34,0	11,1%	25,5	10,9%	33,3%
Soft drinks	71,4	23,3%	70,9	30,4%	0,7%
altre vendite	5,8	1,9%	2,7	1,2%	113,6%
Totale	306,5	100,0%	233,6	100,0%	31,2%

Variazione delle vendite nette per segmento	variazione totale 1° semestre 2002/2001	di cui crescita per acquisizioni	di cui crescita organica al netto di effetti cambio
Spirits	45,2%	43,7%	1,5%
Wines	33,3%	43,1%	–9,8%
Soft drinks	0,7%	0,0%	0,7%
altre vendite	113,6%	12,0%	101,6%
Totale	31,2%	30,0%	1,2%

Spirits

Le vendite nette del segmento *spirits* nel primo semestre del 2002 sono state pari a € 195,2 milioni, evidenziando una crescita complessiva del 45,2% rispetto al corrispondente periodo dello scorso anno.
L'apporto delle recenti acquisizioni, determinante nell'evoluzione di questo comparto e quantificabile nel 43,7%, è stato di € 58,8 milioni, così come sotto riportato:

	€ milioni	in % su 1° semestre 2001 *spirits*
SKYY vodka + *SKYY Citrus*	40,6	30,2%
Cutty Sark + altri *brands* commercializzati da Skyy Spirits	12,5	9,3%
Mirto di Sardegna e altri liquori tipici *Zedda Piras*	5,2	3,9%
Dreher + *admix whiskies* (vendite di gennaio 2002)	0,5	0,3%
Totale crescita per acquisizioni *spirits*	58,8	43,7%

La crescita organica degli *spirits* del Gruppo nel primo semestre è stata del 1,5%, al netto di effetti negativi del tasso di cambio.
Di seguito viene riportato un commento sintetico sull'andamento delle vendite per ciascun *brand*.

Campari ha registrato una flessione del 3,4% (2,0% al lordo dell'effetto negativo di deprezzamento del *Real* brasiliano), evidenziando *trend* differenti nei tre mercati principali, ovvero Italia, Germania e Brasile, che complessivamente valgono circa il 55% delle vendite totali della marca.
Le vendite sul mercato italiano sono state molto positive, appaiono inoltre estremamente incoraggianti tanto i dati relativi alla *market share* quanto la crescita dei consumi nel *target* dei giovani: il forte e costante sostegno degli investimenti di *marketing* e commerciali sta dando dunque risultati in linea con le più ambiziose aspettative di sviluppo della marca.
In Germania al contrario le vendite di *Campari* del primo semestre dell'anno hanno evidenziato il persistere di un *trend* negativo a livello di consumi che il Gruppo intende contrastare con un riposizionamento strategico del *brand* e un incremento dell'investimento pubblicitario.
Per il Brasile, come già precedentemente detto, è indispensabile distinguere l'effetto negativo connesso alla svalutazione del *Real*, dal reale stato di salute e conseguente andamento dei prodotti sul mercato; in particolare *Campari*, i cui consumi rispetto ad altri prodotti localmente in portafoglio sono maggiormente legati alla congiuntura macroeconomica, nonostante tutto quanto accaduto ha evidenziato rispetto al 2001 una leggera crescita, peraltro ampiamente erosa dalla svalutazione.

CampariSoda ha evidenziato una crescita del 9,2%: il brillante risultato di vendita del semestre è stato determinato dal positivo andamento del mercato italiano, nel quale si è conclusa con un successo superiore alle aspettative un'importante azione promozionale sostenuta da un coerente supporto pubblicitario.

Dreher ha segnato una flessione del 0,7%: per l'*aguardente* brasiliano, i cui consumi rispetto a *Campari* appaiono meno correlati alla congiuntura macroeconomica, l'andamento dei volumi e delle vendite nette in valuta locale è stato decisamente positivo, la svalutazione del *Real* ne ha tuttavia azzerato completamente l'impatto.

Admix whisky (*Drury's*, *Old Eight* e *Gold Cup*) hanno mostrato una crescita del 3,9%: questi prodotti, che si rammenta sono *whisky* prodotti in Brasile con malto d'importazione, beneficiando delle difficoltà incontrate dagli *whisky* di im-

portazione, hanno avuto nel semestre un andamento delle vendite particolarmente brillante; pur considerando il forte impatto della svalutazione, hanno infatti contribuito in senso positivo alla crescita delle vendite nette degli *spirits* del Gruppo.

Cynar ha evidenziato una flessione del 3,4%; dove una contrazione registrata nel mercato italiano è stata solo parzialmente controbilanciata da risultati positivi nei principali mercati internazionali.

Biancosarti ha registrato una crescita del 7,5%: le vendite, interamente realizzate nel mercato italiano, hanno beneficiato nel semestre di un efficace supporto promozionale.

Ouzo 12 ha conseguito una crescita delle vendite nette del 6,2%: il positivo andamento del mercato greco e l'impatto dell'allargamento distributivo al mercato americano hanno compensato la flessione riscontrata in Germania.

SKYY Vodka ha registrato una crescita delle vendite nei mercati di esportazione del 52,5%, conseguita sia grazie al positivo sviluppo dei mercati dove il prodotto era già stato introdotto, quali l'Italia, sia grazie all'attività di allargamento distributivo nei mercati internazionali. Per quanto concerne il mercato statunitense valgono le considerazioni sopra riportate in merito ad una crescita a doppia cifra.

Zedda Piras ha conseguito nel semestre un soddisfacente risultato in termini di vendite, più marcato in Sardegna e meno nel resto d'Italia, dove il passaggio della distribuzione alla rete commerciale della Campari S.p.A. e la nuova campagna pubblicitaria, programmata in autunno, riteniamo potranno generare una accelerazione dei volumi nella seconda parte dell'anno.

Per quanto concerne l'andamento degli *spirits*, marchi di terzi, le vendite di *Jägermeister*, cresciute del 7,3% nel primo semestre del 2002 grazie al determinante apporto del mercato italiano, evidenziano lo stato di salute della marca. In flessione sono state invece le vendite di *Grant's*, che, nonostante il buon risultato conseguito nel mercato italiano, è stato fortemente penalizzato dal forte calo delle vendite registrato in Brasile, peraltro comune a tutti gli *whisky* d'importazione venduti localmente a prezzi molto elevati.
Nel semestre hanno avuto una leggera contrazione anche le vendite nette di *Grand Marnier* in Germania e della *vodka Gorbaciova* in Svizzera.

Wines

Le vendite nette degli *wines* del primo semestre dell'anno sono state pari ad € 34,0 milioni, con una crescita del 33,3% rispetto al 2001.
L'incremento è totalmente attribuibile all'acquisizione dei vini *Sella & Mosca*, che hanno apportato una crescita del 43,1%; la parte organica del business ha registrato per contro una flessione del 9,8%, attribuibile essenzialmente a ritardi nelle vendite del *brand Cinzano*.
Più in particolare le vendite del *vermouth Cinzano* hanno segnato una contrazione del 17,4% che, con poche eccezioni, è stata generalizzata in tutti i principali paesi.
Le principali motivazioni di questo risultato non soddisfacente si possono ricondurre a tre fenomeni concomitanti: innanzitutto, per questa specifica categoria merceologica, la contrazione del mercato si è acuita; secondariamente l'aggressività commerciale da parte dei *competitor* è rimasta elevata; contestualmente, l'introduzione sul mercato del nuovo *packaging*, avviata proprio alla fine del semestre ed attualmente ancora in corso, ha comportato un alleggerimento del livello di scorte nel canale ed un parziale slittamento degli investimenti promo-pubblicitari sulla seconda parte dell'anno.
Gli *sparkling wines Cinzano*, percontro, hanno realizzato nel primo semestre dell'anno una crescita delle vendite del 5,4%. Tale risultato è dovuto essenzialmente alla positiva evoluzione delle vendite sul mercato italiano, dove la marca inizia a raccogliere i frutti degli investimenti effettuati nell'esercizio precedente.
In Germania, principale mercato per il nostro prodotto, le vendite hanno registrato una flessione in linea con la contrazione della domanda di spumanti e in particolare dell'Asti.

Il semestre è parso negativo anche per le vendite del vino *Liebfraumilch* in Brasile e per i marchi di terzi in distribuzione, ovvero *Riccadonna*, venduto prevalentemente in Australia e lo spumante *Henkell Trocken*, commercializzato nel mercato svizzero.

Per quanto concerne *Sella & Mosca* le vendite sono state più che soddisfacenti nel mercato domestico, secondo quanto atteso, mentre nei mercati di esportazione la ristrutturazione dell'assetto distributivo ha generato lievi ritardi nelle vendite rispetto al piano di crescita, che tuttavia riteniamo potranno essere recuperati senza particolari problemi nella seconda parte dell'anno.

Soft drinks

Nel primo semestre dell'anno le vendite nette dei *soft drinks* sono state pari a € 71,4 milioni e hanno evidenziato una leggera crescita, lo 0,7%, rispetto al corrispondente periodo del 2001.
L'incidenza percentuale delle vendite di questo comparto sul totale delle vendite del Gruppo si è tuttavia ridotta sensibilmente, passando dal 30,4% al 23,3% dei primi sei mesi 2002, quale inevitabile conseguenza della strategia di acquisizioni focalizzata su *spirits & wines.*
Il mercato italiano, che costituisce il 98% delle vendite di *soft drinks,* ha evidenziato per i *brand* principali del Gruppo le dinamiche sotto riportate.

Crodino ha evidenziato nel semestre una crescita delle vendite del 2,4%: la marca a giugno ha incrementato ulteriormente la propria quota di mercato, nonostante il secondo trimestre abbia segnato un forte ripiegamento del *sell in* rispetto ad un primo trimestre in forte crescita, che fu peraltro favorita da una intensa campagna promozionale.

Lemonsoda, Oransoda e Pelmosoda hanno evidenziato globalmente una flessione più marcata rispetto al comparto delle bevande gassate, registrando una flessione delle vendite del 4,7%, a seguito delle avverse condizioni climatiche, protrattesi nella stagione estiva.

L'acqua minerale *Crodo* ha segnato una contrazione delle vendite del 4,6%.

Tra i marchi di terzi, si evidenzia la crescita delle vendite nette, pari al 7,3%, per *Lipton Ice Tea,* che ha beneficiato degli investimenti promo-pubblicitari relativi al lancio della *brand extension "Fusion",* e la flessione dei succhi di frutta *Granini*.

Altre vendite

Questo segmento complementare, che include tutte le vendite nette di quanto non è classificabile come prodotto finito, nel primo semestre del 2002 ha generato € 5,8 milioni, risultando più che raddoppiato rispetto alla dimensione dello scorso anno a seguito della cresciuta attività di imbottigliamento per conto terzi effettuata nel periodo.

Risultati economici

La tabella seguente espone il conto economico consolidato, riclassificato secondo la prassi internazionale, relativo al primo semestre del 2002 e del 2001. I valori sono espressi in milioni di €; di ogni valore del conto economico, viene evidenziata tanto l'incidenza percentuale sulle vendite nette quanto la variazione percentuale intercorsa tra i due periodi posti a confronto.

(€ milioni)	primo semestre 2002		primo semestre 2001		
	valore	%	valore	%	variazione %
Vendite nette	**306,5**	**100,0%**	**233,6**	**100,0%**	31,2%
Materiali	(102,9)	-33,6%	(78,4)	-33,6%	31,2%
Costi di produzione	(23,4)	-7,6%	(19,5)	-8,3%	20,0%
Totale costo del venduto	(126,3)	-41,2%	(97,9)	-41,9%	28,9%
Margine lordo	**180,2**	**58,8%**	**135,7**	**58,1%**	32,9%
Pubblicità e promozioni	(57,6)	-18,8%	(44,0)	-18,8%	31,0%
Costi di vendita e distribuzione	(36,5)	-11,9%	(27,3)	-11,7%	33,9%
Margine commerciale	**86,1**	**28,1%**	**64,4**	**27,6%**	33,7%
Spese generali e amministrative	(21,9)	-7,1%	(15,1)	-6,5%	45,6%
Altri ricavi operativi	4,0	1,3%	0,3	0,1%	–
Ammortamento avviamento e marchi	(13,9)	-4,5%	(5,7)	-2,4%	144,8%
Risultato operativo = EBIT prima dei costi non ricorrenti	54,3	17,7%	43,9	18,8%	23,5%
Costi non ricorrenti	(0,6)	-0,2%	(4,0)	-1,7%	-86,0%
Risultato operativo = EBIT	53,7	17,5%	39,9	17,1%	34,5%
Proventi (oneri) finanziari netti	(2,2)	-0,7%	1,9	0,8%	-217,5%
Utili (perdite) su cambi netti	7,4	2,4%	(4,6)	-2,0%	-261,7%
Altri proventi (oneri) non operativi	(6,7)	-2,2%	(0,2)	-0,1%	–
Utile prima delle imposte	52,2	17,0%	37,0	15,8%	41,1%
Interessi di minoranza	(7,3)	-2,4%	0,0	0,0%	–
Utile prima delle imposte del Gruppo	44,9	14,6%	37,0	15,8%	21,3%
Imposte	(12,9)	-4,2%	(14,3)	-6,1%	-9,8%
Utile netto	32,0	10,4%	22,7	9,7%	41,0%
Totale ammortamenti	(21,6)	-7,1%	(12,2)	-5,2%	76,8%
EBITDA prima dei costi non ricorrenti	75,9	24,8%	56,1	24,0%	35,2%
EBITDA	75,3	24,6%	52,1	22,3%	44,6%
EBITA prima dei costi non ricorrenti	68,1	22,2%	49,6	21,2%	37,3%
EBITA	67,5	22,0%	45,6	19,5%	48,2%

I diversi livelli di redditività operativa esposti nel conto economico, ovvero margine commerciale, EBITDA, EBITA ed EBIT, evidenziano per il semestre chiuso al 30 giugno 2002 significativi tassi di crescita rispetto ai dati del corrispondente periodo 2001.
La redditività operativa del Gruppo ha infatti beneficiato considerevolmente dell'impatto positivo derivante dal primo consolidamento delle acquisizioni Skyy Spirits, Zedda Piras e Sella & Mosca.

Il margine commerciale, che rappresenta la redditività dei prodotti venduti al netto dei costi di produzione, vendita, distribuzione e degli investimenti promo–pubblicitari, nel primo semestre del 2002 si è attestato a € 86,1 milioni, evidenziando una crescita del 33,7% rispetto al corrispondente periodo dell'esercizio precedente. Tale variazione positiva risulta composta da un 31,7% generato dal consolidamento del margine dei nuovi *brand* acquisiti e da un 2,0% relativo alla crescita organica del *business* esistente.

In termini di incidenza percentuale sulle vendite nette, il margine commerciale è stato pari al 28,1%, evidenziando così, anche in termini relativi, un miglioramento rispetto allo scorso anno, in cui era del 27,6%.

Tale recupero di redditività, quantificabile in 0,5 punti percentuali, deriva da una riduzione dell'incidenza del costo del venduto, dal mantenimento di un'analoga pressione promo-pubblicitaria e, in direzione opposta, da un lieve incremento dell'incidenza dei costi di vendita e distribuzione.

Più in particolare, il costo del venduto ha complessivamente ridotto la propria incidenza sulle vendite nette, dal 41,9% all'attuale 41,2%; tale riduzione è riconducibile ai fattori sotto elencati:

- per quanto concerne la parte organica dell'attività, si evidenziano: in primo luogo una minor incidenza del costo delle materie principalmente imputabile alla controllata brasiliana, e in secondo luogo un effetto *mix* di vendita positivo, stante l'andamento riflessivo nel semestre della parte del portafoglio *soft drinks* a minore marginalità;
- per quanto concerne le attività entrate nel perimetro di consolidamento si evidenzia un impatto complessivamente positivo di Skyy Spirits, LLC, dove la maggior incidenza del costo dei materiali è più che compensata dalla mancanza di spese di produzione; altrettanto favorevole risulta essere l'incidenza dei costi del *mirto* e degli altri liquori *Zedda Piras* mentre Sella & Mosca impatta sui conti del Gruppo con un costo totale di produzione più elevato, peraltro in linea coi valori del settore *wines*.

Gli investimenti promo-pubblicitari in valore assoluto sono cresciuti del 31,0%, in misura cioè proporzionale alla crescita delle vendite nette; l'incidenza percentuale sulle vendite è pertanto rimasta invariata, al 18,8%.
Tale stato di equilibrio è stato il prodotto di dinamiche differenti, che, nel complesso, si sono bilanciate. Per quanto concerne le acquisizioni, mentre Skyy Spirits, LLC è entrata nel perimetro di consolidamento con una pressione *A&P* leggermente superiore a quella organica, Sella & Mosca e Zedda Piras hanno complessivamente mostrato nel semestre un'incidenza di tale spesa sulle vendite nette molto più contenuta, la prima per avere un portafoglio vini naturalmente non *A&P intensive* la seconda per aver previsto una focalizzazione dell'attività media nell'autunno dell'anno in corso.
Per quanto concerne invece la parte organica del *business*, nel semestre si rileva una crescita più che proporzionale degli investimenti promo-pubblicitari sul mercato italiano, contrapposta ad un generalizzato contenimento sui mercati internazionali.
È opportuno ricordare che, per quanto concerne i prodotti di terzi commercializzati dal Gruppo, la spesa promo-pubblicitaria a essi relativa viene evidenziata al netto delle contribuzioni ricevute dai *brand owners,* le quali, nel semestre, sono state pari al 3,0% del valore delle vendite del Gruppo; pertanto l'incidenza della spesa promo-pubblicitaria sostenuta, al lordo di dette contribuzioni, è stata pari al 21,8% delle vendite.

I costi di vendita e di distribuzione, infine, sono cresciuti in misura lievemente più che proporzionale rispetto alla crescita delle vendite, evidenziando rispetto a queste ultime nel primo semestre dell'anno un'incidenza del 11,9% rispetto al 11,7% dello scorso anno. Tale crescita è riconducibile in parte al maggior peso delle strutture commerciali nelle società acquisite ed in parte al rafforzamento delle strutture in essere, finalizzato alla gestione di un più ampio portafoglio prodotti.
I costi di distribuzione percontro, risultano più contenuti dello scorso anno, sempre se analizzati in termini di incidenza sulle vendite; ciò tanto per l'impatto positivo relativo alle nuove società consolidate quanto per i positivi effetti della razionalizzazione logistica realizzata in Italia l'anno scorso.

Il risultato operativo (EBIT) del primo semestre del 2002 è stato di € 53,7 milioni, in crescita del 34,5% rispetto all'anno precedente e con un'incidenza percentuale sulle vendite nette, pari al 17,5%, in leggero incremento rispetto al 17,1% del 2001.

Oltre a quanto già sottolineato, le voci del conto economico che hanno un significativo impatto sul risultato operativo e delle quali si ritiene opportuno dare evidenza, sono: le spese generali, gli altri ricavi operativi, l'ammortamento dell'avviamento e dei marchi e gli oneri non ricorrenti.

Le spese generali e amministrative del semestre sono cresciute sia in termini assoluti che in termini di incidenza percentuale sulle vendite nette, passando così dal 6,5% del 2001 al 7,1%. Tale maggior peso relativo è essenzialmente imputabile ad alcuni specifici oneri sostenuti nel semestre dalla controllata brasiliana, per consulenze organizzative, e dalla controllata tedesca, per il trasferimento degli uffici nella nuova sede.

Gli altri ricavi operativi nel primo semestre sono stati pari ad € 4,0 milioni, evidenziando un significativo apporto al risultato operativo del Gruppo e un importante incremento rispetto all'anno precedente, in cui valsero solo € 0,3 milioni. Tale voce del conto economico, che accoglie le *royalties* attive ricevute da terzi, nel 2002 ha beneficiato, per € 3,8 milioni, delle *royalties* che Skyy Spirits, LLC ha ricevuto da Miller Brewing Co., in virtù del citato accordo di licenza del marchio del Gruppo *SKYY Blue*.

Il valore dell'ammortamento dell'avviamento e dei marchi del periodo è stato di € 13,9 milioni e si confronta con quello di € 5,7 del primo semestre dello scorso anno: il maggior onere di € 8,2 milioni è relativo alle acquisizioni Skyy Spirits, per € 6,5 milioni, Zedda Piras e Sella & Mosca, per € 1,4 milioni e al pieno consolidamento dell'acquisizione brasiliana (avvenuto nel 2001 solo da febbraio) per € 0,3 milioni.

I costi non ricorrenti del primo semestre 2002, relativi ad oneri straordinari per il personale, sono stati pari a € 0,6 milioni; nel corrispondente periodo 2001, in cui ammontarono complessivamente a € 4,0 milioni, gli oneri relativi all'adeguamento organizzativo e della struttura societaria conseguenti all'operazione di quotazione incisero per € 2,3 milioni.

Gli altri due indicatori di redditività operativa che vengono evidenziati a parte nel conto economico sopra riportato, ovvero l'EBITDA e l'EBITA, mostrano tassi di crescita largamente superiori a quello del risultato operativo (EBIT) in quanto recepiscono *in toto* l'impatto economico positivo delle acquisizioni, senza considerarne l'ammortamento di *goodwill* e marchi.
In particolare, l'EBITA, ovvero il risultato operativo al lordo del solo ammortamento di *goodwill* e marchi, nel primo semestre del 2002 è stato pari ad € 67,5 milioni, in crescita del 48,2% rispetto allo scorso anno.
L'EBITDA, ovvero il risultato operativo al lordo di tutti gli ammortamenti, siano essi relativi alle immobilizzazioni immateriali che a quelle materiali, è stato pari ad € 75,3 milioni, in crescita del 44,6% rispetto allo scorso anno e con un'incidenza sulle vendite nette incrementatasi dal 22,3% al 24,6%.

La crescita degli indicatori di redditività EBITDA, EBITA e risultato operativo (EBIT), al lordo dei costi non ricorrenti, pur importante, appare inferiore alla crescita degli stessi indicatori al netto di detti oneri non ricorrenti, in quanto nel primo semestre dello scorso anno tali costi straordinari furono di importo notevolmente superiore al dato del 2002.

L'utile consolidato prima delle imposte (e degli interessi di minoranza) è stato di € 52,2 milioni, pari al 17,0% delle vendite nette ed in crescita del 41,1% rispetto a quello conseguito nel primo semestre dello scorso anno.

Le voci del conto economico comprese tra l'utile operativo e l'utile ante imposte, quindi gli oneri finanziari netti, utili su cambi netti e altri oneri e proventi non operativi, hanno mostrato le dinamiche sotto evidenziate.

Gli oneri finanziari netti del periodo sono stati pari ad € 2,2 milioni, che si confronta ad un saldo positivo di € 1,9 milioni realizzato nel primo semestre dello scorso anno; il confronto dei dati dei due periodi evidenzia pertanto un impatto netto negativo quantificabile in € 4,1 milioni. Le acquisizioni portate a termine all'inizio dell'anno hanno infatti generato un impiego di liquidità, quantificabile in € 358,0 milioni, che ha prodotto in conto economico l'impatto di cui sopra, peraltro modesto alla luce dell'andamento particolarmente favorevole dei tassi di interesse nel periodo.

Gli utili su cambi contabilizzati nel primo semestre dell'anno, ed esposti al netto delle perdite realizzate, sono stati di € 7,4 milioni; tale importo include:
- per € 2,5 milioni, l'utile conseguente alla chiusura delle linee di finanziamento in dollari USA, accese a gennaio 2001 e relative all'acquisizione brasiliana; l'andamento favorevole dei mercati monetari ha consentito infatti di estinguere tale indebitamento in valuta, recuperando la perdita non realizzata che era stata iscritta nel bilancio al 31 dicembre 2001;
- per € 5,4 milioni l'utile realizzato dalla Capogruppo a fronte del parziale rimborso del capitale sociale della controllata Campari Holding S.A, poi fusa in Campari Schweiz A.G.; tale importo, classificato quale utile su cambi,

è stato determinato dalla differenza positiva tra il controvalore in € del capitale rimborsato e quello di iscrizione in sede di costituzione, così come evidenziato in nota integrativa;
- per € 0,5 milioni perdite su cambi, prevalentemente non realizzate, derivanti dalla gestione operativa dalla controllata brasiliana.

Nel primo semestre 2001 la voce del conto economico relativa alle differenze di cambio evidenziava una perdita netta di € 4,6 milioni, dei quali, per inciso, € 3,8 milioni erano relativi alla perdita non realizzata sui finanziamenti in dollari USA sopra descritti.

Gli altri oneri e proventi non operativi evidenziano nel primo semestre 2002 un onere netto di € 6,7 milioni. Le due voci principali che hanno determinano tale importo sono state:
- una plusvalenza di € 3,3 milioni, realizzata dalla controllata Campari Schweiz A.G. e relativa a immobili non strumentali alienati nel periodo,
- un accantonamento per complessivi € 10,0 milioni, relativo al piano di razionalizzazione industriale i cui oneri verranno sostenuti a partire dal prossimo anno, contestualmente all'avvio delle produzioni nel nuovo stabilimento di Novi Ligure; tale importo è costituito da fondi ristrutturazione, per complessivi € 7,2 milioni e da svalutazioni di cespiti per € 2,8 milioni.

Stanti oneri non operativi netti per € 0,2 milioni registrati nel conto economico al 30 giugno 2001, l'impatto negativo che emerge dal confronto dei due periodi posti a confronto si quantifica in € 6,5 milioni.

L'utile ante imposte di pertinenza del Gruppo nel primo semestre 2002, pari a € 44,9 milioni, al netto degli interessi di minoranza, quantificabili in € 7,3 milioni, è risultato in crescita del 21,3% rispetto a quello del corrispondente periodo dello scorso anno.
Le quote di capitale detenute da terzi in società incluse nel perimetro di consolidamento del Gruppo, irrilevanti nel primo semestre 2001, a seguito delle recenti acquisizioni hanno assunto nel 2002 una certa consistenza, e con esse è cresciuto contestualmente il valore degli utili di pertinenza di terzi. Le partecipazioni di terzi più significative rammentiamo sono oggi relative al 41,1% di Skyy Spirits, LLC e al 22,38% di Sella & Mosca S.p.A..

L'utile netto di pertinenza del Gruppo del periodo è stato pari a € 32,0 milioni e ha evidenziato una crescita del 41,0% rispetto al primo semestre del 2001. Tale tasso di crescita, decisamente superiore rispetto a quello rilevato a livello dell'utile ante imposte, è determinato dal minor carico fiscale del periodo connesso al beneficio della agevolazione DIT, della quale ha beneficiato principalmente la Capogruppo e della agevolazione Tremonti *bis*, della quale ha beneficiato principalmente la controllata Campari-Crodo S.p.A., per la parte di investimenti sostenuti nel periodo e relativi alla realizzazione del nuovo stabilimento di Novi Ligure.

Redditività per area di *business*

Il margine commerciale del Gruppo, che nel primo semestre del 2002 è stato pari a € 86,1 milioni, in crescita del 33,7% rispetto al corrispondente semestre del 2001, risulta ripartito per area di *business*, secondo quanto sotto riportato.

Margine commerciale	primo semestre 2002		primo semestre 2001		Variazione
	€ milioni	% su totale	€ milioni	% su totale	in %
Spirits	66,4	77,1%	46,1	71,6%	43,9%
Wines	6,1	7,1%	4,5	7,1%	33,9%
Soft drinks	13,1	15,2%	13,4	20,7%	-2,1%
Altro	0,6	0,7%	0,4	0,6%	45,2%
Totale	86,1	100,0%	64,4	100,0%	33,7%

L'analisi del margine commerciale per segmento di attività, evidenzia come il considerevole incremento della redditività totale, pari al 33,7%, sia stato generato prevalentemente dagli *spirits*, cresciuti del 43,9%, e, in misura inferiore, dagli *wines*, cresciuti del 33,9%, ossia dai due *business* sui quali il Gruppo ha focalizzato la propria strategia di sviluppo.
Il margine commerciale generato da *spirits e wines* ha rappresentato più del 84% del margine commerciale totale generato dal Gruppo nel primo semestre 2002; si evidenzia pertanto come i citati segmenti assumano un'importanza per il Gruppo ben superiore a livello di risultati di quanto appaia a livello delle vendite nette, per le quali l'incidenza è stata pari al 74%.
Nelle tabelle successive viene rappresentata, per ciascuno dei quattro segmenti, l'evoluzione, in termini di variazione percentuale, del margine commerciale, del margine lordo (ovvero vendite nette meno costo del venduto), e delle vendite nette, nonché l'incidenza dei citati margini in rapporto alle vendite stesse.

Redditività *spirits*

	primo semestre 2002		primo semestre 2001		
	€ milioni	Incidenza % sulle vendite del segmento	€ milioni	Incidenza % sulle vendite del segmento	variazione in %
Vendite nette	195,2	100,0%	134,4	100,0%	45,2%
Margine lordo	131,4	67,3%	92,4	68,7%	42,2%
Margine commerciale	66,4	34,0%	46,1	34,3%	43,9%

Il margine commerciale generato dagli *spirits* nel primo semestre del 2002 è stato di € 66,4 milioni, in crescita del 43,9% rispetto allo scorso anno.
Il positivo incremento della redditività è sostanzialmente in linea con quanto rilevato per le vendite nette, in quanto, analogamente a esse, i margini hanno beneficiato del considerevole impatto delle due acquisizioni. L'incidenza percentuale dei margini sulle vendite nette ha evidenziato tuttavia una flessione rispetto allo scorso anno: più accentuata per il margine lordo, più contenuta per il margine commerciale.
Il margine lordo, che pure si mantiene su livelli assolutamente soddisfacenti, è passato infatti dal 68,7% dello scorso anno al 67,3%, subendo una flessione di 1,5 punti percentuali; ciò in conseguenza della maggior incidenza, rispetto al dato strutturale degli *spirits* del Gruppo, del costo del venduto del portafoglio di Skyy Spirits, LLC, in particolare dei prodotti su licenza, quali in primo luogo *Cutty Sark*.
Il margine commerciale si è assestato al 34,0%, con un'incidenza inferiore allo scorso anno di soli 0,3 punti percentuali: il recupero di redditività, rispetto al margine lordo, è determinato da una minore incidenza dei costi promo-pubblicitari determinata dai nuovi prodotti consolidati.

Redditività *wines*

	primo semestre 2002		primo semestre 2001		
	€ milioni	Incidenza % sulle vendite del segmento	*€ milioni*	Incidenza % sulle vendite del segmento	variazione in %
Vendite nette	34,0	100,0%	25,5	100,0%	33,3%
Margine lordo	16,5	48,5%	11,5	45,0%	43,8%
Margine commerciale	6,1	17,9%	4,5	17,8%	33,9%

Il margine commerciale generato dagli *wines* nei primi sei mesi del 2002 è stato di € 6,1 milioni, in crescita del 33,9% rispetto allo scorso anno.
Per questo segmento è opportuno ricordare che, nel semestre, l'impatto dell'acquisizione Sella & Mosca è stato determinante ai fini del raggiungimento della crescita sopra evidenziata, posto che le vendite degli *wines* già in portafoglio hanno avuto un andamento sfavorevole, segnando una contrazione del 9,8%.
L'incidenza percentuale del margine commerciale sulle vendite nette, pari al 17,9%, si è mantenuta allo stesso livello dell'anno precedente (17,8%), in quanto la maggiore marginalità di quanto acquisito ha compensato la contrazione subita a livello del *business* organico.

Più in particolare, il margine lordo del semestre 2002 ha avuto un'incidenza sulle vendite nette del 48,5%, superiore di 3,5 punti percentuali rispetto a quella dello scorso anno, per effetto di una riduzione del costo del venduto generata dal consolidamento dei vini Sella & Mosca, il cui costo di produzione in rapporto alle vendite risulta inferiore rispetto a quello dei prodotti *Cinzano* (e degli altri *wines* del Gruppo), la cui produzione è interamente affidata a terzi.
Viceversa, i costi di vendita e di distribuzione del primo semestre 2002 hanno avuto un'incidenza percentuale sulle vendite notevolmente superiore a quanto registrato lo scorso anno; di conseguenza il margine commerciale si è riallineato, in termini di incidenza sulle vendite, al livello del primo semestre 2001. Il maggior peso dei costi di vendita e distribuzione è derivato dalla maggiore importanza assunta, all'interno del segmento *wines*, dalle vendite realizzate tramite strutture commerciali proprie, posto che nel primo semestre dell'anno precedente Cinzano veniva prevalentemente commercializzato tramite distributori terzi; infatti:

- per quanto concerne i *business* acquisiti, le vendite dei vini *Sella & Mosca*, con l'esclusione delle esportazioni, sono state gestite dalla struttura commerciale della società acquisita;
- per quanto concerne i *business* esistenti, il forte incremento delle vendite dei prodotti *Cinzano* in Italia, gestite tramite struttura propria, ha comportato un aumento degli oneri in oggetto.

Le spese promo-pubblicitarie, complessivamente hanno mantenuto invariata la loro incidenza percentuale sulle vendite nette (in quanto la spesa più contenuta su Sella & Mosca è risultata bilanciata da una più marcata incidenza dell'investimento sul *brand Cinzano*); nella seconda parte dell'anno si prevede tuttavia una più elevata incidenza di tali oneri in quanto saranno intensificati gli investimenti destinati al rilancio del *brand Cinzano* in particolare sul mercato italiano dove, dopo un lungo periodo di assenza, partirà una nuova campagna pubblicitaria sugli spumanti *Cinzano*.

Redditività *soft drinks*

	primo semestre 2002		primo semestre 2001		
	€ milioni	Incidenza % sulle vendite del segmento	€ milioni	Incidenza % sulle vendite del segmento	variazione in %
Vendite nette	71,4	100,0%	70,9	100,0%	0,7%
Margine lordo	31,8	44,5%	31,4	44,3%	1,3%
Margine commerciale	13,1	18,3%	13,4	18,8%	–2,1,%

Il segmento dei *soft drinks* ha presentato una sostanziale stabilità di risultati, con variazioni, di vendite nette, margine lordo e margine commerciale, assolutamente marginali rispetto al corrispondente periodo dello scorso anno.
Il margine commerciale è stato di € 13,1 milioni, evidenziando una flessione contenuta al 2,1%. Tale lieve contrazione della redditività è riconducibile sostanzialmente ad una più marcata incidenza degli investimenti promo-pubblicitari, destinati in particolare al *brand Crodino.*

Redditività altre vendite

	primo semestre 2002		primo semestre 2001		
	€ milioni	Incidenza % sulle vendite del segmento	€ milioni	Incidenza % sulle vendite del segmento	variazione in %
Vendite nette	5,8	100,0%	2,7	100,0%	113,7%
Margine lordo	0,6	10,1%	0,4	14,8%	45,2%
Margine commerciale	0,6	10,1%	0,4	14,8%	45,2%

Il margine commerciale generato dal segmento complementare delle altre vendite, pari ad € 0,6 milioni, pur evidenziando un forte tasso di crescita, si mantiene su valori assoluti del tutto marginali.
L'attività di imbottigliamento per conto terzi della seconda parte dell'anno beneficerà di un aumento dei prezzi di cessione già concordato con la controparte.

Posizione finanziaria netta

Al 30 giugno 2002, l'indebitamento finanziario netto di € 239,4 milioni si dettaglia come segue:

(€ milioni)	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Cassa e disponibilità presso banche	62,8	137,7	177,8
Titoli a breve negoziabili	12,0	41,3	46,4
Indebitamento verso banche	(293,1)	(88,3)	(112,3)
Indebitamento per *leasing* immobiliare e altri debiti finanziari (quota a breve termine)	(1,9)	(2,5)	(1,8)
Disponibilità nette a breve	(220,2)	88,2	110,1
Indebitamento per *leasing* immobiliare e altri debiti finanziari (quota a medio-lungo termine)	(19,2)	(13,5)	(13,5)
Posizione finanziaria netta	(239,4)	74,7	96,6

Tale posizione finanziaria non include le azioni proprie detenute dalla Capogruppo e iscritte tra le immobilizzazioni finanziarie al costo di acquisto, pari a € 31 milioni.
L'aumento dell'indebitamento finanziario rispetto al 31 dicembre 2001 è attribuibile alle acquisizioni commentate più sopra. In particolare, Skyy Spirits ha comportato un costo dell'operazione di € 235,4 milioni circa, a cui si aggiunge un maggiore indebitamento del Gruppo di € 29,2 milioni; tale importo include, oltre all'indebitamento finanziario iniziale della società acquisita, anche la distribuzione, nel corso del mese di aprile, della parte residua delle riserve di Skyy Spirits, LLC alla data dell'acquisizione.
L'acquisizione del Gruppo Zedda Piras ha avuto un impatto negativo sulla situazione finanziaria netta del Gruppo di € 91,5 milioni, di cui € 21,4 milioni derivanti dall'indebitamento iniziale delle società neoconsolidate e dall'accensione di un prestito nei confronti di Société Civile di Domaine de la Margue, società esclusa dal consolidamento.
Infine, si segnala che l'eventuale inclusione nell'area di consolidamento delle società controllate Qingdao Sella & Mosca Winery Co. Ltd. e Société civile du Domaine de la Margue, controllate da Sella & Mosca S.p.A., avrebbe comportato un peggioramento della situazione finanziaria del Gruppo di € 0,4 milioni.

La Capogruppo

Il primo semestre 2002 si è chiuso con un utile netto di € 99,5 milioni, in forte incremento rispetto a quello del corrispondente periodo dell'esercizio precedente, pari a € 15,6 milioni, dopo ammortamenti e svalutazioni per € 1,7 milioni, accantonamenti a fondi rischi per € 0,6 e accantonamenti per le imposte sul reddito d'esercizio per € 1,2 milioni.
L'importante crescita dell'utile del periodo rispetto all'esercizio precedente, è stata generata principalmente dall'accresciuto flusso dei proventi da partecipazioni, nonché dal miglioramento dei risultati della gestione operativa e finanziaria propriamente detta.
Per quanto concerne la gestione operativa, a un valore della produzione, pari a € 51,5 milioni e sostanzialmente in linea con il primo semestre dello scorso anno, sono corrisposti costi della produzione, pari a € 44,7 milioni, in flessione di € 5,6 milioni rispetto a quelli del primo semestre 2001; è opportuno segnalare, per inciso, che i costi per servizi relativi all'esercizio precedente includevano gli oneri sostenuti per l'adeguamento della struttura organizzativa e sociale ai fini della quotazione.
Al significativo miglioramento del risultato della gestione finanziaria, il cui saldo netto complessivo è di € 93,6 milioni rispetto a € 14,1 milioni del 30 giugno 2001, hanno contribuito in modo particolare l'importante flusso di dividendi ricevuti dalle società controllate, pari a € 93,6 milioni, e il raggiunto sostanziale pareggio tra proventi e oneri finanziari, cui ha contribuito in modo determinante l'utile su cambi di € 2,5 milioni, generato dalla chiusura dell'esposizione in dollari USA aperta nel corso del 2001 nell'ambito dell'acquisizione brasiliana.
Infine, la gestione straordinaria, il cui risultato netto è pari a € 0,4 milioni, è stata caratterizzata dal provento straordinario di € 5,4 milioni originato dal rimborso di parte del capitale sociale deliberato da Campari Holding S.A., successivamente fusa nella sua controllata Campari Schweiz A.G., e in segno contrario dall'accantonamento di € 5,2 milioni, a fronte del piano di ristrutturazione industriale precedentemente commentato, che prevede il trasferimento di alcune attività produttive al nuovo stabilimento di Novi Ligure, in fase di realizzazione.
Durante il semestre in esame, la Società ha svolto la propria attività avvalendosi di 271 dipendenti, nella sede di Via Filippo Turati a Milano e nello stabilimento di Sesto San Giovanni.

Campari in Borsa

Azioni e Azionisti

Il capitale sociale di Davide Campari-Milano S.p.A. ammonta a € 29.040.000 diviso in 29.040.000 azioni dal valore nominale di € 1,00 ciascuna.
Alla data del 30 giugno 2002 i principali azionisti risultano essere:

Socio	n. azioni ordinarie	% di possesso
Alicros S.r.l.	14.809.600	50,997%
Morgan Stanley Investment Management Ltd. (1)	2.726.622	9,389%
Davide Campari-Milano S.p.A. (2)	1.000.000	3,443%

(1) Comunicazione del 30 maggio 2002
(2) Acquisto di azioni proprie finalizzate a servire il piano di stock option

Andamento della quotazione

Nel primo semestre del 2002, il prezzo del titolo Campari al MTA ha registrato un andamento molto positivo, con un incremento assoluto del 26,5% e una *performance* relativa del 37,2% rispetto all'indice Mibtel. Nel corso del primo semestre la trattazione del titolo ha raggiunto un volume di scambi medio giornaliero di 65.334 azioni e un volume complessivo pari al 28,1% del totale delle azioni componenti il capitale sociale.

Dati azionari	1° semestre 2002	2001 (1)
Prezzo massimo (€)	37,77	31,00
Prezzo minimo (€)	25,28	21,84
Prezzo medio (€)	31,43	27,16
Prezzo a fine periodo	33,36	26,37
Capitalizzazione borsistica a fine periodo (€ milioni)	968,8	765,8
Scambi medi giornalieri (numero di azioni) (2)	65.334	42.260

Fonte: Bloomberg
(1) :Trattazione al MTA iniziata il 6 luglio 2001. Prezzo di collocamento pari a € 31,00
(2) :Esclusa la prima settimana di negoziazione nel 2001

Andamento del titolo dal 1 gennaio 2002



40
35
30
25
20
15
10
5
Euro
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
N. azioni
gen-02
gen-02
feb-02
mar-02
apr-02
mag-02
giu-02
lug-02
ago-02
set-02
Campari (volume scambiato)
Mibtel Index (relativo)
Campari (prezzo azione)
Dow Jones STOXX Food&Beverage Index (relativo)

Fonte: Bloomberg

Attività di ricerca e sviluppo

L'attività di ricerca e sviluppo ha riguardato esclusivamente l'ordinaria attività produttiva e commerciale; di conseguenza i relativi costi sono stati interamente spesati nel periodo.

Rapporti con società controllate non consolidate, controllanti e loro controllate

Ai sensi dell'articolo 2428 cod. civ. e delle comunicazioni Consob n. 97001574 del 20 febbraio 1997 e n. 98015375 del 27 febbraio 1998, vengono di seguito indicati tutti i rapporti del Gruppo con imprese controllate non incluse nell'area di consolidamento, nonché con società collegate, controllanti e imprese sottoposte al controllo di queste ultime, con particolare riferimento agli eventuali effetti economici, se significativi. Tutte le operazioni sottoelencate sono regolate a prezzi e condizioni di mercato.

Voce di bilancio	€ / ml.	Descrizione delle operazioni
Ricavi delle vendite	4,0	Ricavi delle vendite alle società collegate M.C.S. S.c.a.r.l. e International Marques V.O.F. per fornitura prodotti da parte della controllata Campari International S.A.M.
	0,03	Ricavi delle vendite di Sella & Mosca S.p.A. a Qingdao Sella & Mosca Winery Co. Ltd., società controllata esclusa dall'area di consolidamento.
Altri ricavi e proventi	0,03	Canoni di affitto in relazione ai contratti di sublocazione per uso uffici aventi oggetto parte degli immobili di via Bonaventura Cavalieri 4, 20121 Milano e di via Filippo Turati 25, 20121 Milano, stipulati rispettivamente tra la Capogruppo e il socio di controllo Alicros S.r.l. e tra la Capogruppo e la società collegata Longhi & Associati S.r.l.
	0,04	Ricavi diversi di Campari S.p.A. verso Longhi & Associati S.r.l.
	0,003	Indennità di occupazione corrisposta alla Capogruppo dal dottor Michele Magno (fratello della controllante del Gruppo) relativa a un appartamento sito in Roma.
Costi dei materiali	0,008	Costi di acquisto di Sella & Mosca S.p.A. da Société civile du Domaine de la Margue, società controllata esclusa dall'area di consolidamento.
Costi per servizi	1,5	Costi per attività promozionale e pubblicitaria sostenuti dalle società collegate M.C.S. S.c.a.r.l. e International Marques V.O.F. e riaddebitati alla controllata Campari International S.A.M.
	0,1	Commissioni acquisti mezzi pubblicitari addebitate alla controllata Campari S.p.A. dalla società collegata Longhi & Associati S.r.l.
Proventi finanziari	0,02	Interessi attivi di competenza della controllata Campari Finance Teoranta relativamente al prestito in essere nei confronti della società controllata non consolidata Société civile du Domaine de la Margue.

Si segnala inoltre che, al 30 giugno 2002, la controllata Campari Finance Teoranta ha in corso un prestito di € 1,9 milioni con Société civile du Domaine de la Margue, regolato ad un tasso di mercato legato all'Euribor.

Possesso e acquisto di azioni proprie e della controllante

La Capogruppo possiede 1.000.000 di azioni proprie del valore nominale di € 1,00, la cui parte di capitale corrispondente è pari a € 1 milioni, il 3,4% del capitale sociale. Tali azioni proprie sono da destinarsi al piano di *stock option*, come precedentemente illustrato. Infine la società non possiede e non ha posseduto nell'esercizio, né direttamente né indirettamente, azioni della società controllante.
Le altre società del Gruppo non possiedono e non hanno posseduto nel corso del semestre, né direttamente né indirettamente, azioni proprie o di società loro controllanti.

Corporate Governance

Nel corso del 2001, la Capogruppo ha adottato un nuovo testo di statuto conforme al Codice di Autodisciplina delle società quotate in materia di *Corporate Governance*. Nella prima parte dell'esercizio in corso sono proseguite, sulla base di quanto previsto dal nuovo Statuto, le attività degli organi sociali e dei comitati appositamente costituiti.
Le variazioni intervenute nella formulazione del Codice di Autodisciplina e recentemente rese note dalla Borsa Italiana saranno recepite nel corso del secondo semestre.

Eventi successivi alla chiusura del semestre

Campari Mixx

Nel corso dell'estate, il Gruppo ha lanciato *Campari Mixx*, nuovo prodotto a marchio *Campari* che si posiziona nel segmento dei *ready to drink* (*premium packaged spirits*), mercato in forte crescita in tutto il mondo.
Il prodotto, che sarà oggetto di investimenti in comunicazione nella seconda parte dell'esercizio, e la cui distribuzione è iniziata nel corso dell'estate, sarà inizialmente disponibile su tutto il territorio italiano e su quello svizzero.

US Private placement

In data 15 luglio 2002, il Gruppo ha annunciato il collocamento sul mercato americano di *senior guaranteed notes* per un ammontare di US$ 170 milioni, emesse dalla controllata Redfire, Inc. con l'obiettivo di rifinanziare il debito assunto dal Gruppo per l'acquisizione del controllo di Skyy Spirits, LLC.
La transazione, strutturata su tre *tranches* di US$ 20, 50 e 100 milioni e con scadenze rispettivamente pari a 7 anni (vita media 5 anni), 10 anni (vita media 7,5 anni) e 10 anni "*bullet*", ha una cedola fissa per le tre *tranches* pari rispettivamente al 5,67%, 6,17% e 6,49%. Successivamente, è stata conclusa un'operazione di *swap* che ha trasformato tali tassi fissi in tassi variabili corrispondenti al tasso variabile 6 mesi *USD LIBOR* maggiorato rispettivamente di uno *spread* di circa 86, 87 e 90 *basis point*.

Distribuzione negli Stati Uniti della *tequila '1800'*

Nel corso del mese di agosto, il Gruppo ha annunciato inoltre un importante accordo che permetterà un rafforzamento della propria presenza nel mercato americano degli *spirits*. Tramite la propria controllata Skyy Spirits, LLC, Campari ha infatti ottenuto, per una durata di 5 anni, diritti di esclusiva per il *marketing* e la distribuzione negli Stati Uniti delle marche di tequila "*Reserva 1800*" e "*Grande Centenario*", entrambe di proprietà del primo produttore mondiale di *tequila*.
Con un volume di circa 300.000 casse da 9 litri e un fatturato di circa US$ 40 milioni, *Reserva 1800* è uno dei *brand* di *tequila super premium* più importanti negli Stati Uniti.

Evoluzione prevedibile della gestione

Le due importanti acquisizioni effettuate all'inizio del 2002 hanno avuto sui risultati economici del Gruppo del primo semestre l'impatto positivo che ci si attendeva; posto che anche l'integrazione delle nuove società nella struttura organizzativa del Gruppo è stata realizzata con successo, è prevedibile che i nuovi *business* acquisiti portino nella seconda parte dell'anno risultati altrettanto positivi.

Relativamente agli altri prodotti, sul mercato italiano il secondo semestre dovrebbe beneficiare, in termini di vendite, dell'impatto positivo del lancio di *Campari Mixx* e del rilancio degli spumanti *Cinzano*, operazioni entrambe accompagnate da consistenti investimenti pubblicitari.

Relativamente ai principali mercati internazionali, nella seconda parte dell'anno, per alcuni prodotti pesantemente destoccati nel primo semestre ci si attende un positivo recupero del *sell in*; per altri, come il *vermouth Cinzano*, il recupero delle posizioni perse potrebbe avere anche tempi più lunghi.

Estendendo lo sguardo al contesto macroeconomico è innegabile che da molte direzioni, e in particolare da Paesi strategici per il Gruppo, arrivino segnali abbastanza preoccupanti: tutte le più importanti economie occidentali hanno infatti rivisto al ribasso la previsione di crescita del PIL, con, in particolare, la Germania che rileva un forte calo della domanda dei beni di largo consumo.

Il Brasile sta vivendo percontro una profonda crisi politica ed economica, con forti ripercussioni sulla svalutazione della moneta. Il grafico sottoriportato evidenzia l'andamento del cambio del *Real* brasiliano verso l'Euro nel corso del 2002.

Andamento del tasso di cambio *Real* brasiliano verso Euro nel 2002


3,4
3,2
3
2,8
2,6
2,4
2,2
2
01 08 15 22 01 08 15 22 01 08 15 22 01 08 15 22 01 08 15 22 03 10 17 24 01 08 15 22 01 08 15 22 02 09
gen-02
feb-02
mar-02
apr-02
mag-02
giu-02
lug-02
ago-02
set-02

Fonte: Bloomberg

Qualora il tasso di cambio dei restanti quattro mesi dell'anno si mantenesse ai livelli correnti, si otterrebbe un cambio medio annuo tale per cui, le vendite nette della controllata brasiliana alla fine del 2002, così convertite, risulterebbero in valuta di consolidamento svalutate del 28%, rispetto al cambio medio 2001. In tale situazione, l'impatto della svalutazione del *Real* brasiliano sulle vendite nette del Gruppo dell'intero 2002 sarebbe del 3,3%.

Davide Campari – Milano S.p.A.

Struttura e contenuto del bilancio consolidato e della Capogruppo

Criteri di redazione

La presente relazione semestrale è stata predisposta ai sensi dell'articolo 2428, 3° comma, cod. civ. e in conformità alle disposizioni Consob in materia, in particolare della delibera Consob n. 11971 del 14 maggio 1999, successivamente integrata con delibera n. 12475 del 6 aprile 2000.
In particolare, ai sensi dell'articolo 81, comma 2, della suddetta delibera Consob n.11971, sono state predisposte anche le note relative ai prospetti contabili della Capogruppo, ai fini di una più corretta informazione del pubblico.
Sempre in conformità con quanto consentito dall'articolo 81 della medesima delibera Consob, il contenuto dello stato patrimoniale è limitato alle sole voci precedute da numeri romani e il contenuto del conto economico alle sole voci precedute da numeri arabi (articolo 81, 4° comma); inoltre, il risultato di periodo è indicato al netto delle imposte (articolo 81, 7° comma).
I prospetti contabili e le tabelle di dettaglio incluse nelle note illustrative sono espressi in migliaia di €, mentre i commenti sono espressi in milioni di € a livello consolidato e in € per la Capogruppo.
Ogni singola voce dello stato patrimoniale e del conto economico è comparata con il corrispondente valore del primo semestre 2001 e con il bilancio chiuso al 31 dicembre 2001.

I principi contabili e i criteri di valutazione, ispirati alla prudenza e competenza, non si discostano rispetto a quelli adottati nella predisposizione del bilancio d'esercizio al 31 dicembre 2001, cui si rimanda, e della situazione relativa al primo semestre 2001.
Nei commenti sono state indicate le variazioni intervenute rispetto al bilancio chiuso al 31 dicembre 2001 nella consistenza delle voci di stato patrimoniale e alla situazione del primo semestre 2001 per quanto riguarda il conto economico.

Area di consolidamento

L'area di consolidamento al 30 giugno 2002 include la Capogruppo e tutte le società italiane ed estere di cui la Capogruppo controlla direttamente o indirettamente la maggioranza dei voti esercitabili nell'assemblea ordinaria. Di seguito si segnalano le variazioni intervenute successivamente al 31 dicembre 2001.

Le società entrate nell'area di consolidamento successivamente al 31 dicembre 2001 sono le seguenti:
- Nel mese di gennaio è stata completata l'acquisizione da parte del Gruppo di un ulteriore quota del 50% di Skyy Spirits, LLC, portando la partecipazione nella società al 58,9%; la società è stata pertanto consolidata con il metodo integrale a decorrere dal 1 gennaio 2002.
- Sempre nel mese di gennaio, è stata perfezionata l'acquisizione da parte del Gruppo del 100% di Zedda Piras S.p.A., che detiene il 67,62% di Sella & Mosca S.p.A., che a sua volta controlla il 93,66% di Qingdao Sella & Mosca Winery Co. Ltd., *joint venture* commerciale in Cina con *partner* locali attualmente in fase di avviamento, e il 99,99% di Société civile du Domaine de la Margue. Successivamente, nel corso del mese di giugno 2002, è stata completata l'acquisizione di un'ulteriore quota del 10% di Sella & Mosca S.p.A.
  Zedda Piras S.p.A. e Sella & Mosca S.p.A. sono quindi entrate nel perimetro di consolidamento dal 1 gennaio 2002, mentre le controllate di Sella & Mosca S.p.A. Qingdao Sella & Mosca Winery Co. Ltd. e Société civile du Domaine de la Margue non sono state consolidate in quanto ritenute poco significative ai fini della rappresentazione dei risultati e della situazione patrimoniale del Gruppo.
  Tuttavia, ai fini di una maggiore chiarezza, viene indicato l'effetto dell'inclusione delle due società sulla situazione finanziaria del Gruppo; si rimanda a tal fine al paragrafo relativo alla posizione finanziaria netta.

Le società uscite dal perimetro di consolidamento del corso del periodo sono le seguenti:
- Immobiliare Vassilli 1981 S.r.l., controllata da Lacedaemon Holding B.V., è stata ceduta a terzi nel corso del semestre.
- Campari Holding S.A., società di diritto svizzero direttamente partecipata dalla Capogruppo, ha rimborsato parte del proprio capitale sociale alla sua controllante ed è stata quindi fusa nella propria controllata Campari Schweiz A.G.

- La società Kenston sales & services Inc. S.A., finanziaria con sede in Uruguay, è stata deconsolidata in quanto posta in liquidazione nel corso dell'esercizio.

Criteri e cambi applicati nella conversione dei bilanci

I cambi applicati per la conversione in € dei bilanci espressi in valute estere non appartenenti all'area € sono i seguenti:

	periodo chiuso al					
	30 giugno 2002		30 giugno 2001		31 dicembre 2001	
	cambio medio	cambio finale	cambio medio	cambio finale	cambio medio	cambio finale
Dollaro USA	0,8977	0,9975	0,8981	0,8480	0,8956	0,8813
Franco svizzero	1,4691	1,4721	1,5308	1,5228	1,5104	1,4829
Real brasiliano	2,1955	2,8484	1,9274	1,9478	2,1019	2,0454
Pesos uruguayano	14,0700	18,728	11,7356	11,4013	12,0441	12,4087

Davide Campari – Milano S.p.A.

Prospetti contabili consolidati e note esplicative e integrative del Gruppo Campari

Stato patrimoniale consolidato

(Euro migliaia)

Attivo	30 giugno 2002	30 giugno 2001	31 dicembre 2001
A Crediti verso soci per versamenti ancora dovuti	–	–	–
B Immobilizzazioni			
I Immateriali	468.591	177.986	170.923
II Materiali	115.747	92.268	91.004
III Finanziarie	43.215	23.637	52.852
Totale immobilizzazioni	**627.553**	**293.891**	**314.779**
C Attivo circolante			
I Rimanenze	89.645	67.977	64.368
II Crediti	176.641	142.610	148.724
III Attività finanziarie che non costituiscono immobilizzazioni	12.006	41.295	46.370
IV Disponibilità liquide	62.780	137.731	177.766
Totale attivo circolante	**341.072**	**389.613**	**437.228**
D Ratei e risconti	**3.686**	**3.449**	**984**
Totale Attivo	**972.311**	**686.953**	**752.991**

Passivo e patrimonio netto	30 giugno 2002	30 giugno 2001	31 dicembre 2001
A Patrimonio netto			
I Capitale	29.040	29.040	29.040
IV Riserva legale	5.808	5.808	5.808
V Riserva per azioni proprie in portafoglio	31.000	–	31.000
VII Altre riserve	202.082	179.966	177.722
VIII Utili (perdite) portati a nuovo	130.403	154.361	123.361
IX Utile (perdita) del periodo	31.974	22.672	63.406
Totale patrimonio netto del gruppo	**430.307**	**391.847**	**430.337**
Di spettanza di terzi:			
Capitale e riserve	2.759	2.309	2.306
Utile (perdita) del periodo	7.293	–18	–9
Totale patrimonio netto di terzi	**10.052**	**2.291**	**2.297**
Totale patrimonio netto	**440.359**	**394.138**	**432.634**
B Fondi per rischi ed oneri	**42.389**	**31.428**	**34.163**
C Trattamento di fine rapporto di lavoro subordinato	**13.014**	**11.073**	**10.854**
D Debiti	**471.638**	**246.982**	**273.791**
E Ratei e risconti passivi	**4.911**	**3.332**	**1.549**
Totale passivo	**972.311**	**686.953**	**752.991**
Conti d'ordine			
1 Garanzie verso altre imprese	25.172	23.575	21.581
2 Impegni verso altre imprese	18.273	7.746	3.156
3 Rischi verso altre imprese	234	1.027	234
Totale conti d'ordine	**43.679**	**32.348**	**24.971**

Conto economico consolidato
(Euro migliaia)

		30 giugno 2002	30 giugno 2001	31 dicembre 2001
A	**Valore della produzione**			
	1 Ricavi delle vendite e delle prestazioni	362.484	268.651	568.247
	2 Variazione rimanenze di prodotti in corso, semilavorati e finiti	3.454	6.098	2.274
	4 Incrementi di immobilizzazioni per lavori interni	481	–	–
	5 Altri ricavi e proventi (di cui contributi in conto esercizio = 0)	23.940	11.567	22.707
	Totale valore della produzione	**390.359**	**286.316**	**593.228**
B	**Costi della produzione**			
	6 Per materie prime, sussidiarie, di consumo e merci	126.427	96.154	194.977
	7 Per servizi	100.202	80.161	158.153
	8 Per godimento di beni di terzi	1.664	1.397	2.720
	9 Per il personale	35.142	24.558	51.044
	10 Ammortamenti e svalutazioni	25.304	12.166	26.446
	11 Variazione rimanenze materie prime, sussidiarie, di consumo e merci	–2.659	–2.578	263
	12 Accantonamenti per rischi	932	313	1.081
	13 Altri accantonamenti	25	85	48
	14 Oneri diversi di gestione	54.008	35.411	71.883
	Totale costi della produzione	**341.045**	**247.667**	**506.615**
	Differenza tra valore e costi della produzione	**49.314**	**38.649**	**86.613**
C	**Proventi e oneri finanziari**			
	15 Proventi da partecipazioni	–	52	132
	16 Altri proventi finanziari	5.509	6.266	13.085
	17 Interessi e altri oneri finanziari (–)	–5.208	–9.042	–13.936
	Totale proventi e oneri finanziari	**301**	**–2.724**	**–719**
D	**Rettifiche di valore di attività finanziarie**			
	18 Rivalutazioni	26	1.391	2.770
	19 Svalutazioni (–)	–	–	–1.872
	Totale rettifiche di valore	**26**	**1.391**	**898**
E	**Proventi e oneri straordinari**			
	20 Proventi	10.163	1.853	12.067
	21 Oneri (–)	–7.597	–2.401	–3.354
	Totale delle partite straordinarie	**2.566**	**–548**	**8.713**
	Risultato prima delle imposte	**52.207**	**36.768**	**95.505**
	22 Imposte sul reddito del periodo	12.940	14.114	32.108
	23 Risultato del periodo	**39.267**	**22.654**	**63.397**
	Risultato netto di competenza di terzi	7.293	–18	–9
	Risultato netto di pertienza del Gruppo	**31.974**	**22.672**	**63.406**

Commenti alle principali voci dello stato patrimoniale consolidato

Attivo

Immobilizzazioni

Immobilizzazioni immateriali

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Costi di impianto e di ampliamento	115	136	115
Diritti di brevetto industriale, utilizzo opere d'ingegno	2.268	2.714	2.475
Concessioni, licenze, marchi e diritti simili	13.145	13.886	13.128
Differenza da consolidamento	449.552	157.989	152.580
Immobilizzazioni in corso e acconti	207	108	354
Altre	3.304	3.153	2.271
Totale	468.591	177.986	170.923

Nel corso del semestre si sono verificate le seguenti variazioni:

	Costi di impianto e di ampliamento	Diritti di brevetto industriale, utilizzo opere d'ingegno	Concessioni, licenze, marchi e diritti simili	Differenza di consolida-mento	Immobiliz-zazioni in corso e acconti	Altre	Totale
Valore di carico iniziale	1.371	6.108	21.977	186.858	354	7.689	224.357
Fondo ammortamento iniziale	(1.256)	(3.633)	(8.849)	(34.278)	–	(5.418)	(53.434)
Saldo iniziale	115	2.475	13.128	152.580	354	2.271	170.923
Variazione perimetro	88	–	1.131	310.106	86	715	312.126
Investimenti	–	691	4	–	131	776	1.602
Disinvestimenti	–	–	–	–	–	–	–
Ammortamenti	(64)	(486)	(738)	(13.135)		(736)	(15.159)
Riclassifiche da immobilizzazioni in corso	–	–	–	–	(354)	354	–
Differenze cambio e altri movimenti	(24)	(412)	(380)	1	(10)	(76)	(901)
Saldo finale	115	2.268	13.145	449.552	207	3.304	468.591
Valore di carico finale	1.510	5.838	23.957	496.965	207	9.544	538.021
Fondo ammortamento finale	(1.395)	(3.570)	(10.812)	(47.413)	–	(6.240)	(69.430)

Le variazioni più significative registrate nel corso del semestre sono imputabili all'entrata delle società acquisite nel perimetro di consolidamento, come ampiamente dettagliato nella relazione degli amministratori sulla gestione, cui si rimanda.

In particolare, alla voce "concessioni, licenze, marchi e diritti simili" si rilevano costi per licenze sostenuti da Skyy Spirits, LLC relativamente alla distribuzione di vari *Scotch Whiskies* negli Stati Uniti. Nella voce "differenza da consolidamento" sono state iscritte le differenze residue positive derivanti dal confronto tra il valore di carico delle partecipazioni con le corrispondenti quote di patrimonio netto alla data delle acquisizioni. Pertanto, il consolidamento di Skyy Spirits, LLC ha comportato l'iscrizione di una differenza di consolidamento pari a € 251,3 milioni, mentre l'acquisizione del gruppo Zedda Piras, a cui si è aggiunto l'acquisto di un'ulteriore quota pari al 10% di Sella & Mosca S.p.A., ha generato una differenza di consolidamento pari a € 58,8 milioni, entrambe ammortizzate su una durata di 20 anni. Il dettaglio di queste due voci al netto dei relativi ammortamenti è il seguente:

	30 giugno 2002		31 dicembre 2001	
	Concessioni, licenze, marchi e diritti simili	Differenza da consolidamento	Concessioni, licenze, marchi e diritti simili	Differenza da consolidamento
Prodotti ex Bols	2.622	9.039	2.839	10.514
Ouzo 12	8.180	9.828	8.428	10.126
Cinzano	849	56.573	874	58.279
Acquisizione brasiliana	707	71.731	984	73.661
Skyy Spirits	755	244.984	–	–
Zedda Piras e Sella & Mosca	29	57.395	–	–
Altro	4	–	3	–
	13.145	449.552	13.128	152.580

Tra gli incrementi dell'esercizio, si segnalano investimenti di *software* nella voce »diritti di brevetto industriale, utilizzo opere d'ingegno« nonché, alla voce »altre immobilizzazioni immateriali«, altre spese incrementative di *software* da parte della Capogruppo e delle consociate italiane, per lo sviluppo di progetti specifici sul sistema SAP R/3.

Immobilizzazioni materiali

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Terreni e fabbricati	54.056	52.414	46.756
Impianti e macchinari	34.551	28.433	29.020
Attrezzature industriali e commerciali	5.181	5.841	5.956
Altri beni	4.880	4.927	4.673
Immobilizzazioni in corso e acconti	17.079	653	4.599
Totale	115.747	92.268	91.004

I movimenti rilevanti intervenuti nel corso del semestre sono i seguenti:

	Terreni e fabbricati	Impianti e macchinari	Attrezzature industriali e commerciali	Altri beni	Immobilizzazioni in corso e acconti	Totale
Valore di carico iniziale	83.336	113.955	35.944	17.207	4.599	255.041
Fondo ammortamento iniziale	(36.580)	(84.935)	(29.988)	(12.534)	–	(164.037)
Saldo iniziale	46.756	29.020	5.956	4.673	4.599	91.004
Effetto perimetro	9.959	7.193	1.006	1.077	3.370	22.605
Investimenti	522	715	2.026	988	12.757	17.008
Disinvestimenti	(453)	28	(84)	(37)	(103)	(649)
Ammortamenti	(1.261)	(3.327)	(905)	(974)	–	(6.467)
Riclassifiche da immobilizzazioni in corso	–	2.955	–	–	(2.955)	–
Svalutazioni	–	–	(2.800)	–	–	(2.800)
Differenze cambio e altri movimenti	(1.467)	(2.033)	(18)	(847)	(589)	(4.954)
Saldo finale	54.056	34.551	5.181	4.880	17.079	115.747
Valore di carico finale	94.885	129.096	37.405	18.941	17.079	297.406
Fondo ammortamento finale	(40.829)	(94.545)	(32.224)	(14.061)	–	(181.659)

L'incremento delle immobilizzazioni materiali per effetto della variazione del perimetro di consolidamento, pari a € 22,6 milioni, è riferibile per € 22,0 milioni all'acquisizione del gruppo Zedda Piras, per € 1,0 milioni all'acquisizione Skyy Spirits e include una riduzione di € 0,4 milioni per effetto del deconsolidamento di Immobiliare Vassilli 1981 S.r.l., ceduta nel corso dell'esercizio.

Gli investimenti più rilevanti del periodo riguardano l'acquisto di imballi da riutilizzare da parte di Campari S.p.A. per € 1,4 milioni, classificati nelle attrezzature industriali e commerciali, l'acquisto di macchine elettroniche da parte delle società del Gruppo nella voce »altri beni« e l'incremento delle immobilizzazioni in corso. Queste ultime so-

no riconducibili quasi esclusivamente alla realizzazione del nuovo stabilimento di Novi Ligure da parte della controllata Campari-Crodo S.p.A. Alla fine del primo semestre, gli stati d'avanzamento lavori delle opere edili e della realizzazione di impianti strumentali ammonta a € 7,2 milioni, mentre gli acconti per opere edili ed impianti ammontano a € 2,0 milioni.
I disinvestimenti di terreni e fabbricati si riferiscono alla vendita da parte della controllata svizzera Campari Schweiz A.G. di un immobile di proprietà, che ha generato una plusvalenza di € 3,3 milioni, iscritta nel conto economico del periodo tra i proventi straordinari.
Le svalutazioni di attrezzature industriali e commerciali, pari a € 2,8 milioni, si riferiscono alla svalutazione effettuata da Campari S.p.A. nell'ambito della chiusura della linea "vuoto a rendere" collegata al progetto di chiusura e trasferimento degli stabilimenti di Sesto San Giovanni e Termoli. L'importo della svalutazione riguarda gli imballi registrati tra le immobilizzazioni al 30 giugno 2002 e per i quali si stima il mancato rientro entro i tempi stabiliti dal progetto.
Le differenze cambio e altri movimenti del periodo, che comportano una riduzione del saldo delle immobilizzazioni materiali di € 5,0 milioni, sono generate quasi esclusivamente dalle differenze di conversione dovute alla svalutazione della valuta brasiliana nei confronti della valuta del Gruppo registrata nel corso del semestre.
Al 30 giugno 2002, la voce »terreni e fabbricati« include l'importo di € 5,1 milioni afferente a beni detenuti in *leasing*; il debito residuo alla stessa data, pari a € 14,4 milioni, è iscritto alla voce »debiti verso banche«.
Il totale delle rivalutazioni riguardanti le immobilizzazioni materiali esistenti a fine periodo è di € 9,8 milioni, al netto dei relativi ammortamenti.

Immobilizzazioni finanziarie

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Partecipazioni:			
in imprese controllate	8.127	493	398
in imprese collegate	421	411	532
in altre imprese	194	18.967	17.832
Crediti verso altre imprese:			
entro 12 mesi	517	1.217	337
oltre 12 mesi	2.502	2.095	2.299
Altri titoli oltre 12 mesi	454	454	454
Azioni proprie	31.000	–	31.000
Totale	43.215	23.637	52.852

I movimenti intervenuti nel corso del periodo sono i seguenti:

	Partecipazioni in imprese controllate	Partecipazioni in imprese collegate	Partecipazioni in altre imprese	Crediti altre imprese entro 12 mesi	Crediti altre imprese oltre 12 mesi	Altri titoli	Azioni proprie
Saldo al 31 dicembre 2001	398	532	17.832	337	2.299	454	31.000
Effetto perimetro	8.127	3	(17.601)	–	128	–	–
Incrementi	–	17	–	180	75	–	–
Rivalutazioni / svalutazioni	–	(131)	–	–	–	–	–
Decrementi	(398)	–	–	–	–	–	–
Altri movimenti	–	–	(37)	–	–	–	–
Saldo al 30 giugno 2002	8.127	421	194	517	2.502	454	31.000
Composizione al 30 giugno 2002							
Qingdao Sella & Mosca Winery Co. Ltd	2.887						
Société civile du Domaine de la Margue	5.240						
MCS S.c.a.r.l. - Bruxelles		208					
International Marques V.o.f. - Haarlem		127					
Longhi & Associati S.r.l. - Milano		86					
Altre partecipazioni < 10%			194				
Finanziamento a SIAM Monticchio S.p.A.				517	116		
Erario per anticipo TFR					910		
n. 454 obbligazioni Idreg Piemonte						454	
Azioni proprie							31.000
Altre voci					1.476		
	8.127	421	194	517	2.502	454	31.000

L'incremento registrato nella voce »partecipazioni in imprese controllate« nel corso del periodo deriva dalle partecipazioni di controllo detenute dalla società neoconsolidata Sella & Mosca S.p.A. in una *joint venture* commerciale in Cina, Qingdao Sella & Mosca Winery Co. Ltd, e in una società francese, Société civile du Domaine de la Margue. Tali società sono state escluse dall'area di consolidamento in quanto ritenute non significative ai fini della rappresentazione dei risultati del Gruppo.
La diminuzione della stessa voce rispetto al 31 dicembre 2001 si riferisce alla partecipazione in Campari Management S.A.M, la cui liquidazione è stata portata a termine nel corso del semestre.
Le partecipazioni in altre imprese si riducono di € 17,6 milioni per effetto dell'entrata nell'area di consolidamento della società Skyy Spirits, LLC di cui il Gruppo, che deteneva precedentemente una quota di minoranza, ha acquisito un pacchetto di controllo.
Le azioni proprie, pari a € 31 milioni, si riferiscono a 1.000.000 di azioni ordinarie, pari al 3,443% del capitale, per un valore nominale complessivo di € 1.000.000, acquistate nell'esercizio precedente a servizio del piano di *stock option*.

Attivo circolante

Rimanenze

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Materie prime, sussidiarie e di consumo	26.921	18.953	17.240
Prodotti in corso di lavorazione e semilavorati	19.775	21.835	22.285
Prodotti finiti e merci	42.949	27.189	24.843
Totale	89.645	67.977	64.368

Nei bilanci d'esercizio delle società italiane e di talune società estere le rimanenze sono state valutate a LIFO. Il maggior valore dovuto all'adozione del costo medio nel bilancio consolidato è di € 2,4 milioni.
L'incremento del magazzino rispetto al 31 dicembre 2001 è attribuibile per € 25,4 milioni alla variazione di perimetro derivante dalle acquisizioni effettuate; in particolare, le rimanenze di materie prime di Skyy Spirits all'atto dell'acquisto ammontavano a € 3,9 milioni mentre quelle di Zedda Piras e Sella & Mosca ammontavano a € 6,2 milioni. Analogamente, l'impatto sulle rimanenze iniziali di prodotti finiti è di € 11,6 milioni per Skyy Spirits e di 3,1 milioni per Zedda Piras e Sella & Mosca, mentre l'effetto sui semilavorati è di € 0,6 milioni relativi al gruppo Zedda Piras. Si registrano inoltre, nel corso del semestre, effetti negativi di circa € 6,3 milioni derivanti dall'impatto dell'apprezzamento dell'€ rispetto alla valuta brasiliana e, seppure in minor misura, a quella statunitense.
Oltre alle variazioni di cui sopra, si registra un incremento degli *stock*, pari a € 6,1 milioni, legato all'aumento del fatturato del Gruppo oltre ai fenomeni di stagionalità che caratterizzano l'attività del Gruppo.
I valori sopraesposti sono al netto del fondo svalutazione magazzino che, al 30 giugno 2002, ammonta a € 0,9 milioni (€ 1,2 milioni al 31 dicembre 2001). La riduzione intervenuta nel corso del semestre è generata unicamente dalla svalutazione della valuta brasiliana.

Crediti

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Verso clienti - entro 12 mesi	141.920	109.297	119.509
Verso clienti - oltre 12 mesi	43	57	93
Verso imprese controllate non consolidate - entro 12 mesi	1.900	–	–
Verso imprese collegate - entro 12 mesi	2.795	2.076	2.500
Verso altri - entro 12 mesi	29.137	30.100	25.948
Verso altri - oltre 12 mesi	846	1.080	674
Totale	176.641	142.610	148.724

I crediti verso clienti recepiscono l'effetto della variazione nell'area di consolidamento, determinata dal maggior fatturato generato dalle acquisizioni del Gruppo. L'impatto iniziale di tale effetto è pari a € 36,9 milioni. I crediti verso clienti, derivanti da normali operazioni di vendita, sono al netto del fondo svalutazione crediti di € 5,4 milioni.

La movimentazione del fondo nel corso del semestre è la seguente:

31 dicembre 2001	4.067
Utilizzi	(168)
Accantonamenti	775
Variazione perimetro	809
Altri movimenti	(61)
30 giugno 2002	5.422

I crediti verso imprese controllate non consolidate si riferiscono al prestito in essere tra la controllata Campari Finance Teoranta e Société civile du Domaine de la Margue, società controllata da Sella & Mosca S.p.A. ma esclusa dall'area di consolidamento. Il prestito è regolato da condizioni di mercato con un tasso di interesse legato all'Euribor.

Il saldo al 30 giugno 2002 dei crediti verso altri è così composto:

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Crediti verso Erario	5.402	8.748	5.769
Crediti per imposte anticipate	10.339	8.183	6.584
Anticipi e altri crediti verso fornitori	7.063	6.454	7.776
Crediti verso clienti diversi	3.579	5.865	3.475
Crediti verso agenti e centri di distribuzione (al netto di fondo svalutazione di e 2.576 migliaia)	653	616	1.147
Altri	2.947	1.314	1.871
Totale	29.983	31.180	26.622

L'aumento dei crediti per imposte anticipate è relativo ai fondi stanziati e alle svalutazioni registrate dalle società italiane del Gruppo a fronte del progetto di chiusura e trasferimento delle attività degli stabilimenti di Sesto San Giovanni e Termoli, commentato nella relazione degli amministratori, cui si rimanda.

Attività finanziarie che non costituiscono immobilizzazioni e disponibilità liquide

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Altri titoli	12.006	41.295	46.370
Depositi bancari e postali	62.678	137.714	177.756
Assegni, denaro e valori in cassa	102	17	10
Disponibilità liquide	62.780	137.731	177.766
Totale	74.786	179.026	224.136

Gli altri titoli sono rappresentati da SICAV e da titoli detenuti dalle filiali del Gruppo.
L'indebitamento finanziario netto di € 239,4 milioni, si dettaglia come segue:

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Disponibilità liquide	62.780	137.731	177.766
Debiti verso banche - entro 12 mesi	(294.970)	(90.822)	(114.072)
Debiti verso banche e altri finanziatori - oltre 12 mesi	(19.244)	(13.491)	(13.455)
	(251.434)	33.418	50.239
Altri titoli	12.006	41.295	46.370
Posizione finanziaria netta	(239.428)	74.713	96.609

Si rimanda alla relazione degli amministratori per un commento all'aumento dell'indebitamento finanziario del Gruppo nel corso del periodo.

Ratei e risconti attivi

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Ratei attivi	182	623	434
Risconti attivi	3.504	2.826	550
Totale	3.686	3.449	984

Passivo

Patrimonio netto

Prospetto delle variazioni del patrimonio netto consolidato del Gruppo

	Saldo al 31 dicembre 2001	Dividendi	Trasferimenti	Differenze cambio e altri movimenti	Utile del periodo	Saldo al 30 giugno 2002
Capitale sociale	29.040					29.040
Riserva legale	5.808					5.808
Riserva per azioni proprie	31.000					31.000
Altre riserve:						
– Riserva straordinaria	7.982					7.982
– Riserva in sospensione d'imposta	3.041					3.041
– Avanzo di fusione	5.687					5.687
– Riserva di consolidamento	150.082		31.689	(994)		180.777
– Riserva conversione bilanci in valuta estera	10.930			(6.335)		4.595
Utili (perdite) portati a nuovo	123.361		7.042			130.403
Utile (perdita) del periodo	63.406	(24.675)	(38.731)		31.974	31.974
Totale Patrimonio Netto del Gruppo	430.337	(24.675)		(7.329)	31.974	430.307

L'utile dell'esercizio precedente è stato distribuito agli azionisti per € 24,7 milioni.
Al 30 giugno 2002, il capitale sociale è costituito da n. 29.040.000 azioni ordinarie da € 1 nominali cadauna.

La movimentazione della riserva di conversione bilanci in valuta estera accoglie le differenze cambi sui patrimoni netti di apertura delle società controllate, derivanti principalmente dalle oscillazioni della valuta brasiliana e del dollaro USA, nonché la differenza risultante dai diversi cambi utilizzati per la conversione dello stato patrimoniale e del conto economico del periodo. Inoltre, si riduce nel corso del periodo per effetto della fusione di Campari Holding S.A. in Campari Schweiz A.G., eseguita mediante una riduzione del capitale di Campari Holding S.A. per esubero e il corrispondente rimborso all'azionista di controllo Davide Campari-Milano S.p.A. Tale rimborso ha generato una differenza cambi in capo alla Capogruppo pari a € 5,4 milioni, derivante dalla differenza tra il cambio originario di versamento del capitale e il cambio dell'operazione di rimborso. A livello consolidato questa differenza è già inclusa nelle riserve di conversione al 31 dicembre 2001, per la parte di differenze cambio che sono state in passato differite alla chiusura di ogni esercizio. Tuttavia, per effetto del disinvestimento del Gruppo dalla società in questione, tale differenza è stata realizzata nel corso del periodo e conseguentemente rilevata come provento a conto economico così come previsto dallo *IAS* n. 21.

Raccordo con il Patrimonio netto e l'utile della Capogruppo Davide Campari-Milano S.p.A.

	30 giugno 2002		31 dicembre 2001	
	Patrimonio netto	Risultato del periodo	Patrimonio netto	Risultato dell'esercizio
Bilancio della Capogruppo	313.847	99.527	238.995	32.411
Differenza tra valore di carico delle partecipate consolidate e corrispondente patrimonio netto	140.100	39.705	213.335	107.789
Eliminazione dei dividendi distribuiti da società consolidate	–	(105.386)	–	(76.325)
Eliminazione degli utili intragruppo al netto dell'effetto fiscale	(22.575)	(2.090)	(19.457)	(310)
Allineamento dei criteri di valutazione	(1.065)	218	(2.536)	(159)
Bilancio consolidato	430.307	31.974	430.337	63.406

Patrimonio netto di competenza di terzi
Le variazioni intervenute delle quote di azionisti terzi si riferiscono alle seguenti società, consolidate con il metodo dell'integrazione globale al 30 giugno 2002:

	Al 30 giugno 2002 % di competenza di terzi	Al 31 dicembre 2001 % di competenza di terzi
O-Dodeca B.V.	25,00%	25,00%
Skyy Spirits, LLC	41,10%	–
Sella & Mosca S.p.A.	22,38%	–

In particolare, la movimentazione intervenuta nel patrimonio di terzi successivamente al 31 dicembre 2001 può essere così riassunta:

	Saldo al 31 dicembre 2001	Variazione perimetro	Dividendi (*)	Trasferimenti	Diff. cambio e altri movimenti	Utile del periodo	Saldo al 30 giugno 2002
Capitale e riserve di terzi	2.306	19.157	(18.563)	(9)	(132)	–	2.759
Utile (perdita) di competenza di terzi	(9)	–	–	9		7.293	7.293
Totale patrimonio netto di competenza di terzi	2.297	19.157	(18.563)	–	(132)	–	10.052

(*) include gli acconti su dividendi distribuiti sugli utili del primo semestre 2002

Fondi rischi e oneri

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Fondi trattamento per quiescenza e obblighi simili	2.421	1.924	2.035
Fondi per imposte	20.599	21.188	20.093
Fondi per imposte differite	6.654	3.072	6.072
Altri accantonamenti	12.715	5.244	5.963
Totale	42.389	31.428	34.163

La voce »altri accantonamenti«, che aumenta significativamente dal 31 dicembre, include accantonamenti fatti nel periodo dalla Capogruppo e dalla controllate Campari-Crodo S.p.A. a fronte di oneri di ristrutturazione connessi con la riorganizzazione dei siti produttivi del Gruppo e del trasferimento di alcune attività nel nuovo stabilimento di Novi Ligure, attualmente in fase di costruzione. L'ammontare totale degli oneri di ristrutturazione stanziati a fronte di tale operazione di riorganizzazione è pari a € 7,2 milioni, al lordo dell'effetto fiscale contabilizzato nei crediti per imposte anticipate.

Trattamento di fine rapporto di lavoro subordinato

La movimentazione del fondo di trattamento fine rapporto dal 31 dicembre 2001 è rappresentata di seguito. La variazione di perimetro è relativa al saldo iniziale di tale fondo delle società italiane neoconsolidate, Zedda Piras S.p.A. e Sella & Mosca S.p.A.

Saldo iniziale al 31 dicembre 2001	10.854
Variazione perimetro	1.724
Quota del periodo	866
Utilizzo del periodo e anticipazioni	(430)
Saldo finale al 30 giugno 2002	13.014

Debiti

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Banche - entro 12 mesi	294.970	90.822	114.072
Banche - oltre 12 mesi	17.933	13.491	13.455
Debiti verso altri finanziatori - oltre 12 mesi	1.311	1.047	1.209
Acconti - entro 12 mesi	1.064	687	392
Fornitori - entro 12 mesi	98.407	78.196	89.070
Debiti verso imprese collegate - entro 12 mesi	974	–	1.488
Debiti tributari - entro 12 mesi	25.450	30.467	22.540
Debiti tributari - oltre 12 mesi	2.352	4.704	4.704
Istituti di previdenza e sicurezza sociale - entro 12 mesi	3.491	2.442	2.693
Altri debiti - entro 12 mesi	25.686	25.126	24.168
Totale	471.638	246.982	273.791

I debiti verso banche al 30 giugno 2002 si dettagliano come segue:

	entro 12 mesi	oltre 12 mesi		Totale
		totale	di cui oltre 5 anni	
Indebitamento bancario	293.110	5.428	1.242	298.538
Credito Emiliano per leasing immobiliare	1.860	12.505		14.365
Totale	294.970	17.933	1.242	312.903

L'indebitamento bancario a breve termine è principalmente imputabile alle linee di finanziamento accese dalla Capogruppo e dalla controllata Redfire, Inc. a fronte delle acquisizioni avvenute nell'esercizio. Include inoltre l'indebitamento bancario a breve termine e la quota a scadere dei finanziamenti a medio-lungo termine delle società Sella & Mosca S.p.A. e Zedda Piras S.p.A..
Tali finanziamenti, il cui debito residuo al 30 giugno 2002 ammonta a € 6,396 milioni, sono assistiti da ipoteche su terreni e fabbricati e da privilegi su macchinari e impianti.
Il debito verso il Credito Emiliano rappresenta la quota capitale delle rate a scadere del *leasing* immobiliare novennale con scadenza 20 febbraio 2006 sullo stabile occupato dalla sede della Capogruppo e di alcune controllate in Milano, contabilizzato secondo il metodo finanziario. L'ammontare delle rate a scadere è il seguente:

Anno	Importo
2002	910
2003	1.938
2004	2.102
2005	2.280
2006	7.134
Totale	14.365

I debiti verso fornitori aumentano per effetto dello sviluppo delle attività del Gruppo e dei maggiori costi ivi conseguenti, anche legati alle attività promozionali e pubblicitarie. L'allargamento dell'area di consolidamento ha infatti portato un incremento dei debiti verso fornitori pari a € 15,7 milioni. La voce include inoltre i debiti della controllata Campari-Crodo S.p.A. per la realizzazione del nuovo stabilimento di Novi Ligure.
I debiti tributari entro 12 mesi si riferiscono a debiti di natura fiscale che le società del Gruppo dovranno pagare nei rispettivi paesi e sono composti come segue:

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Imposte sul reddito	6.047	12.650	5.850
Imposta sul valore aggiunto	2.342	5.436	5.886
Imposta di fabbricazione sull'alcool	13.298	8.590	7.097
Ritenute e tasse diverse	3.763	3.791	3.707
Totale	25.450	30.467	22.540

Il debito per imposte sul reddito è esposto al netto di acconti e delle ritenute subite. L'aumento che si evidenzia nel debito per imposta di fabbricazione sull'alcool rispetto ai periodi posti a confronto è relativo alla maggiore attività del Gruppo nel settore *spirits*.
Nelle ritenute e tasse diverse è inclusa la parte corrente, pari a € 2,7 milioni, relativa alla rateizzazione in 5 anni delle imposte sostitutive generate dalla vendita di partecipazioni da parte di Cinzano Investimenti e Partecipazioni S.p.A., ora incorporata in Campari-Crodo S.p.A. La parte a lungo di € 2,4 milioni è classificata nei debiti tributari oltre 12 mesi.
Gli altri debiti, che costituiscono una voce residuale relativa principalmente a cauzioni per imballi, premi di fine anno a clienti e debiti verso il personale subisce un incremento dal 31 dicembre 2001 per effetto del consolidamento di Skyy Spirits, LLC, Sella & Mosca S.p.A. e Zedda Piras S.p.A. e dei rispettivi debiti verso il personale.

Ratei e risconti passivi

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Ratei passivi	2.796	2.249	333
Risconti passivi	2.115	1.083	1.216
Totale	4.911	3.332	1.549

Conti d'ordine

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Garanzie - verso altre imprese	25.172	23.575	21.581
Impegni - verso altre imprese	18.273	7.795	3.156
Rischi - verso altre imprese	234	1.027	234
Totale	43.679	32.397	24.971

Le garanzie verso altre imprese aumentano principalmente per effetto di fideiussioni rilasciate da Campari-Crodo S.p.A. a fronte della realizzazione del nuovo stabilimento di Novi Ligure. Gli impegni residui nei confronti dei fornitori per la realizzazione dello stabilimento e l'acquisto dei macchinari figurano invece nella voce »impegni verso altre imprese«, per € 15,5 milioni.

Commenti alle principali voci del conto economico consolidato

Valore della produzione

Ricavi delle vendite e delle prestazioni
I ricavi delle vendite e delle prestazioni sono così composti:

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Vendite della produzione principale al netto di accise	306.499	232.663	494.271
Accise	52.829	31.540	64.616
Vendite di vini e mosti per lavorazione	7.111	4.646	14.559
Riclassifica nella voce A5 - Servizi di produzione per conto terzi	(4.023)	(610)	(5.758)
Altri	68	412	559
Totale	362.484	268.651	568.247

L'andamento delle vendite, la loro articolazione per linea di prodotto e per area geografica sono commentati nella relazione degli amministratori sulla gestione.

Altri ricavi e proventi
Il dettaglio della voce è il seguente:

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Contribuzioni pubblicitarie ricevute	9.478	3.092	7.302
Servizi di produzione per conto terzi	4.023	610	5.758
Royalties attive	4.018	303	723
Proventi immobiliari	471	449	819
Vendite diverse	1.827	1.448	2.487
Contributi in conto capitale	57	115	196
Plusvalenze su vendite di cespiti	62	271	341
Altri	4.004	5.279	5.081
Totale	23.940	11.567	22.707

Il forte incremento dei contributi pubblicitari attivi è legato alle attività promo-pubblicitarie svolte dalla società neo-consolidata Skyy Spirits, LLC a supporto di marchi di terzi.
La voce servizi di produzione per conto terzi include quasi esclusivamente i ricavi derivanti dall'attività di imbottigliamento di *Smirnoff Ice* presso lo stabilimento di Sulmona, attività cresciuta in modo significativo dal secondo semestre del 2001.
Le *royalties* attive registrano anch'esse un forte incremento rispetto al corrispondente semestre dell'esercizio precedente per effetto delle *royalties* maturate da Skyy Spirits, LLC sulle vendite di *SKYY Blue*, un nuovo *ready to drink* distribuito negli Stati Uniti da Miller Brewing Co. Tali *royalties* ammontano a € 3,8 milioni al 30 giugno 2002.

Costi della produzione

I costi della produzione sono così suddivisi:

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Per materie prime, sussidiarie, di consumo e merci	126.427	96.154	194.977
Per servizi	100.202	80.161	158.153
Per godimento di beni di terzi	1.664	1.397	2.720
Per il personale	35.142	24.558	51.044
Ammortamento immobilizzazioni immateriali	15.158	6.768	14.515
Ammortamento immobilizzazioni materiali	6.467	5.398	11.310
Altre svalutazioni delle immobilizzazioni	2.800	–	–
Svalutazione dei crediti dell'attivo circolante e delle disponibilità liquide	879	–	621
Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci	(2.659)	(2.578)	263
Accantonamento per rischi	932	313	1.081
Altri accantonamenti	25	85	48
Oneri diversi di gestione	54.008	35.411	71.883
Totale	341.045	247.667	506.615

Costi per servizi

Il dettaglio dei costi per servizi è il seguente:

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Costi pubblicitari e promozionali	64.088	46.333	92.317
Trasporti	9.651	9.589	19.335
Provvigioni	8.553	5.238	10.297
Altri	17.910	19.001	36.204
Totale	100.202	80.161	158.153

La riduzione della voce »altri« rispetto al corrispondente periodo dell'esercizio precedente è in larga misura attribuibile alle consulenze relative al processo di quotazione, che nel primo semestre 2001 avevano generato oneri in capo alla Capogruppo pari a € 3,8 milioni interamente spesati nello stesso periodo.

Costi per il personale

Il dettaglio dei costi del personale è il seguente:

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Salari e stipendi	24.764	16.048	33.477
Oneri sociali	6.088	5.765	10.031
Trattamento di fine rapporto	866	789	1.435
Trattamento di quiescenza e simili	136	32	95
Altri costi	3.288	1.924	6.006
Totale	35.142	24.558	51.044

L'incremento dei costi del personale nel periodo è attribuibile all'incremento della struttura conseguente alle acquisizioni effettuate.

Ammortamenti

I tassi di ammortamento, la composizione e la movimentazione sono stati già precedentemente illustrati. Si specifica di seguito l'ammortamento dei marchi e del *goodwill* per *brand*:

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Prodotti ex Bols	1.693	1.693	3.385
Cinzano	1.731	1.701	3.432
Ouzo 12	545	545	1.089
Acquisizione brasiliana	1.930	1.591	3.539
Skyy Spirits	6.526	–	–
Zedda Piras e Sella & Mosca	1.448	–	–
Altri	–	134	–
Totale	13.873	5.664	11.445

Si rimanda ai commenti relativi alle immobilizzazioni immateriali per quanto riguarda gli ammortamenti del *goodwill* derivante dalle società neoconsolidate, Skyy Spirits, LLC, Zedda Piras S.p.A. e Sella & Mosca S.p.A.

Altre svalutazioni delle immobilizzazioni

L'importo di € 2,8 milioni si riferisce alla svalutazione effettuata dalla controllata Campari S.p.A. relativamente agli imballi del ciclo "vuoto a rendere"; si rimanda a tal riguardo ai commenti relativi alla movimentazione delle immobilizzazioni materiali.

Accantonamenti per rischi

La voce include gli stanziamenti effettuati dalla Capogruppo per € 0,5 milioni e da altre controllate principalmente a fronte di cause diverse di natura immobiliare e da contenziosi in essere con agenti.

Oneri diversi di gestione

Sono così composti:

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Accise e contrassegni	50.686	32.007	64.755
Altri	3.322	3.404	7.128
Totale	54.008	35.411	71.883

Gli altri oneri diversi di gestione sono principalmente costituiti da spese di gestione immobiliare e sopravvenienze passive.

Proventi e oneri finanziari

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Proventi da partecipazioni in imprese collegate	–	47	127
Proventi da partecipazioni in altre imprese	–	5	5
Altri proventi finanziari da crediti iscritti nelle immobilizzazioni	12	100	760
Altri proventi finanziari da titoli iscritti nell'attivo circolante	1.278	1.102	1.499
Proventi diversi:			
– da imprese controllanti	–	(11)	–
– da altre imprese	4.219	5.075	10.826
Interessi e oneri finanziari da altre imprese	(5.208)	(9.042)	(13.936)
Totale	301	(2.724)	(719)

I proventi diversi da altre imprese, al netto di differenze cambio attive per € 2,8 milioni, si riducono fortemente rispetto al primo semestre 2001 per effetto dell'aumento dell'indebitamento finanziario del Gruppo derivante dalle operazioni di acquisizione poste in essere all'inizio dell'esercizio. Le differenze cambio attive, quasi interamente realizzate, si riferiscono per € 2,5 milioni alla chiusura delle linee di finanziamento in dollari USA accese dalla Capogruppo nello scorso esercizio. In particolare, l'apprezzamento del € nei confronti della valuta statunitense nel 2002 ha consentito la chiusura di tali posizioni ad un cambio prossimo a quello di accensione, permettendo così di recuperare la perdita non realizzata già iscritta alla fine dello scorso esercizio.

L'aumento dell'indebitamento finanziario netto del Gruppo ha generato maggiori interessi passivi che pertanto, al netto di differenze cambio passive per € 0,2 milioni, registrano un forte aumento rispetto al corrispondente semestre dell'esercizio precedente in cui si registravano differenze cambio passive per € 5,1 milioni, prevalentemente a fronte del finanziamento in dollari USA di cui sopra.

Rettifiche di valore delle attività finanziarie

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Rivalutazioni di partecipazioni	26	1.391	2.770
Svalutazioni di partecipazioni	–	–	(1.872)
Totale	26	1.391	898

Le rettifiche di valore delle attività finanziarie, che nel 2001 accoglievano essenzialmente l'adeguamento al patrimonio netto del valore delle partecipazioni in Skyy Spirits, LLC includono ora unicamente le variazioni derivanti dal confronto dei valori delle partecipazioni in società collegate con i corrispondenti patrimoni netti.

Proventi e oneri straordinari

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Plusvalenze da alienazioni	4.041	991	4.266
Proventi vari	6.122	862	7.801
Minusvalenze da alienazioni	(9)	–	(1)
Oneri vari	(7.588)	(2.173)	(3.068)
Imposte relative a esercizi precedenti	–	(228)	(285)
Totale	2.566	(548)	8.713

Le plusvalenze da alienazioni si riferiscono quasi esclusivamente alla vendita di un immobile da parte della controllata Campari Schweiz A.G avvenuta nel corso del presente semestre.
I proventi vari includono l'importo di € 5,4 milioni registrato dalla Capogruppo a seguito dell'operazione di riduzione del capitale sociale da parte della controllata Campari Holding S.A., operazione precedentemente descritta alla voce "Patrimonio netto", cui si rimanda.
Gli oneri vari includono accantonamenti al fondo rischi per un totale di € 7,2 milioni effettuati dalla Capogruppo e dalla controllata Campari-Crodo S.p.A. a fronte del processo di riorganizzazione aziendale annunciato dal Gruppo nel corso del primo semestre che prevede la realizzazione di un nuovo stabilimento a Novi Ligure e il trasferimento di alcune linee di produzione dagli stabilimenti di Sesto San Giovanni e di Termoli.

Risultato del periodo di pertinenza di terzi

Rispetto ai bilanci del 2001 posti a confronto, la quota di risultato di pertinenza di terzi include al 30 giugno 2002 la quota di spettanza degli azionisti di minoranza di Skyy Spirits, LLC, corrispondente al 41,1% del patrimonio netto della società, nonché la quota di terzi di Sella & Mosca S.p.A., pari al 22,38%.
Si precisa che la quota di minoranza di pertinenza di Skyy Spirits, LLC si intende al lordo delle imposte in quanto, essendo una "*Limited Liability Company*", la società non è soggetta ad imposte statali o federali ad eccezione delle "*minimum tax*" previste da alcuni stati. Ogni socio è direttamente responsabile degli utili e delle perdite fiscali derivanti dalla sua partecipazione alla società e assolve al pagamento delle imposte dovute.

Altre informazioni

Risultati per aree di attività
Per i risultati e commenti per area di attività si rimanda alla relazione degli amministratori sulla gestione.

Dati relativi ai dipendenti
Il numero medio dei dipendenti delle imprese incluse nell'area di consolidamento è il seguente:

Per categoria	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Dirigenti	64	53	56
Impiegati	710	587	580
Operai	570	529	504
Totale	1.344	1.169	1.140

Per area geografica	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Italia	709	621	622
Estero	635	548	518
Totale	1.344	1.169	1.140

L'aumento dell'organico sia in Italia che all'estero è da porsi in diretta relazione con la variazione del perimetro di consolidamento per effetto delle acquisizioni avvenute all'inizio dell'esercizio.

Davide Campari – Milano S.p.A.

Prospetti contabili e note esplicative e integrative della Capogruppo Davide Campari-Milano S.p.A.

Stato patrimoniale della Capogruppo
(Euro migliaia)

Stato patrimoniale attivo	30 giugno 2002	30 giugno 2001	31 dicembre 2001
A) Crediti verso soci per versamenti ancora dovuti	–	–	–
B) Immobilizzazioni			
I. Immobilizzazioni immateriali	2.831	3.629	2.885
II. Immobilizzazioni materiali	14.975	16.487	15.105
III. Immobilizzazioni finanziarie	470.903	289.722	353.972
Totale immobilizzazioni	**488.709**	**309.838**	**371.962**
C) Attivo circolante			
I. Rimanenze	10.235	10.711	9.085
II. Crediti	76.374	50.384	20.531
III. Attività finanziarie che non costituiscono immobilizzazioni	–	–	–
IV. Disponibilità liquide	9	207	527
Totale attivo circolante	**86.618**	**61.302**	**30.143**
D) Ratei e risconti	**4.161**	**5.760**	**4.333**
Totale attivo	**579.488**	**376.900**	**406.438**
Stato patrimoniale passivo			
A) Patrimonio netto			
I. Capitale	29.040	29.040	29.040
II. Riserva da sovrapprezzo delle azioni	–	–	–
III. Riserve di rivalutazione	–	–	–
IV. Riserva legale	5.808	5.808	5.808
V. Riserva per azioni proprie e in portafoglio	31.000	–	31.000
VI. Riserve statutarie	–	–	–
VII.Altre riserve:	18.069	17.376	17.376
– Riserva straordinaria	7.982	7.982	7.982
– Riserva conferimento partecipazioni ex D.Lgs. 544/92	3.041	3.041	3.041
– Avanzo di fusione	5.687	5.687	5.687
– Riserva da ammortamenti anticipati	1.354	666	666
– Riserva tassata da ammortamenti anticipati	5	–	–
VIII. Utili (perdite) portate a nuovo	130.403	154.361	123.360
IX. Utile (Perdita) dell'esercizio	99.527	15.582	32.411
Totale patrimonio netto	**313.847**	**222.167**	**238.995**
B) Fondi per rischi ed oneri	**23.924**	**18.237**	**18.386**
C) Trattamento di fine rapporto	**5.491**	**5.228**	**5.200**
D) Debiti	**236.025**	**131.057**	**143.817**
E) Ratei e risconti	**201**	**211**	**40**
Totale passivo	**579.488**	**376.900**	**406.438**
Conti d'ordine			
2) Sistema improprio degli impegni	142.735	28.985	23.052
Totale conti d'ordine	**142.735**	**28.985**	**23.052**

Conto economico della Capogruppo
(Euro migliaia)

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
A) Valore della produzione			
1) Ricavi delle vendite e delle prestazioni	42.865	42.319	82.092
2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti	–350	678	176
5) Altri ricavi e proventi	9.016	8.654	17.717
Totale valore della produzione	**51.531**	**51.651**	**99.985**
B) Costi della produzione			
6) Per materie prime, sussidiarie, consumo e merci	20.481	21.328	37.973
7) Per servizi	5.529	10.876	19.402
8) Per godimento di beni di terzi	2.100	2.166	4.056
9) Per il personale	7.898	7.682	15.211
10) Ammortamenti e svalutazioni	1.705	1.559	3.964
11) Variazioni delle rimanenze di materie prime, sussidiarie, di consumo e merci	–1.500	–602	522
12) Accantonamento per rischi	532	84	135
14) Oneri diversi di gestione	7.962	7.135	14.592
Totale costi della produzione	**44.707**	**50.228**	**95.855**
Differenza tra valore e costi di produzione (A – B)	**6.824**	**1.423**	**4.130**
C) Proventi e oneri finanziari			
15) Proventi da partecipazioni	93.514	20.005	30.005
16) Altri proventi finanziari	3.043	1.150	1.882
17) Interessi e oneri finanziari	3.017	7.045	8.026
Totale proventi e oneri finanziari (15 + 16 – 17)	**93.540**	**14.110**	**23.861**
D) Rettifiche di valore di attività finanziarie	**–**	**–**	**–**
E) Proventi e oneri straordinari			
20) Proventi straordinari:	5.681	679	7.516
21) Oneri straordinari:	5.271	76	373
Totale delle partite straordinarie (20 – 21)	**410**	**603**	**7.143**
Risultato prima delle imposte (A – B +/– C +/– D +/– E)	**100.774**	**16.136**	**35.134**
22) Imposte sul reddito del periodo	1.247	554	2.723
23) Risultato del periodo	**99.527**	**15.582**	**32.411**

Commenti alle principali voci dello stato patrimoniale della Capogruppo

Attivo

Immobilizzazioni

Immobilizzazioni immateriali

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Immobilizzazioni immateriali	2.832	3.629	2.885

Totale movimentazione delle immobilizzazioni immateriali

Descrizione costi	Valore 31 dicembre 2001	Incrementi del periodo	Decrementi del periodo	Ammortamenti del periodo	Valore 30 giugno 2002
Software in licenza d'uso	470	105		149	426
Imm. in corso e acconti	354	206	354		206
Altre	2.061	684		545	2.200
Totale	2.885	995	354	694	2.832

La componente più rilevante del saldo patrimoniale è relativa all'investimento nel software applicativo SAP R/3.
Nella voce software in licenza d'uso le acquisizioni sono relative a *software* diversi per la gestione su *personal computer*, principalmente dedicati alla struttura della sede per € 65.630 e in minor misura, per € 39.085, afferenti al progetto di informatizzazione ed integrazione, meglio spiegata nella Relazione sulla Gestione, delle Società Zedda Piras S.p.A. e Sella & Mosca S.p.A., recentemente acquisite.
Nel gruppo »Altre« si evidenziano spese incrementative di software per € 1.755.189 e spese pluriennali per € 444.916
Gli incrementi del periodo sono principalmente costituiti da interventi di manutenzione evolutiva e dallo sviluppo di progetti specifici sul sistema SAP R/3 per € 553.353.
Inoltre si evidenziano lavori di adeguamento per la sicurezza e l'ambiente pari ad € 130.688.

Rivalutazioni delle immobilizzazioni immateriali
Non sono state fatte rivalutazioni monetarie e deroghe ai criteri di valutazione di cui all'articolo 2423 *bis*, comma 2, cod. civ.

Immobilizzazioni in corso e acconti
La voce immobilizzazioni in corso include costi di software finalizzati allo sviluppo del sistema informativo aziendale tramite progetti tuttora in corso di realizzazione.

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Immobilizzazioni in corso e acconti	206	108	354

Precedenti rivalutazioni, ammortamenti e svalutazioni
Il costo storico all'inizio dell'anno è così composto:

Descrizione costi	Costo storico	Fondo ammortamento	Rivalutazioni	Svalutazioni	Valore
Impianto e ampliamento	3.256	3.256			
Software in licenza d'uso	1.294	825			469
Immobilizzazioni in corso e acconti	354				354
Altre	6.825	4.763			2.062
Totale	11.729	8.844	0	0	2.885

Immobilizzazioni materiali

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Immobilizzazioni materiali	14.975	16.487	15.105

Terreni e fabbricati

La voce Terreni e Fabbricati accoglie immobili utilizzati per l'esercizio dell'impresa e fabbricati civili in locazione a terzi.

La cessione è riferita alla vendita di unità immobiliari civili.

Descrizione	Importo
Costo storico	12.895
Rivalutazione monetaria	3.067
Ammortamenti esercizi precedenti	–8.870
Saldo al 31 dicembre 2001	7.092
Acquisizioni del periodo	68
Cessioni del periodo	–17
Rivalutazione monetaria su cessioni del periodo	–36
Storno ammortamenti su cessioni del periodo	2
Ammortamenti del periodo	–230
Saldo al 30 giugno 2002	6.879

Impianti e macchinari

Gli incrementi sono principalmente riferiti all'acquisizione di impianti nonché ad interventi sulle linee produttive dello stabilimento di Sesto San Giovanni, in particolare nel reparto CampariSoda per € 295.593 e nel reparto liquori per € 818.662 e altri impianti atti a un miglioramento tecnologico dei vari reparti per € 113.357.

Descrizione	Importo
Costo storico	19.393
Rivalutazione monetaria	2.526
Ammortamenti esercizi precedenti	–16.889
Saldo al 31 dicembre 2001	5.030
Acquisizioni del periodo	1.228
Cessioni del periodo	0
Rivalutazione monetaria su cessioni del periodo	0
Storno ammortamenti su cessioni del periodo	0
Ammortamenti del periodo	–459
Saldo al 30 giugno 2002	5.799

Attrezzature industriali e commerciali

Le acquisizioni sono relative ad attrezzature industriali atte all'attività di supporto nei reparti produttivi e di manutenzione.

Descrizione	Importo
Costo storico	457
Ammortamenti esercizi precedenti	–233
Saldo al 31 dicembre 2001	224
Acquisizioni del periodo	30
Cessioni del periodo	–1
Storno ammortamenti su cessioni del periodo	0
Ammortamenti del periodo	–40
Saldo al 30 giugno 2002	213

Altri beni (mobilio, macchine elettroniche, autovetture e automezzi)

Le acquisizioni più significative sono relative alla voce macchine elettroniche, in particolare al potenziamento ed espansione del sistema informatico per € 241.843 ed alla sostituzione di postazioni obsolete con nuovi *personal computer* e stampanti per € 126.396.

Le cessioni si riferiscono principalmente alla vendita del sistema AS/400, già completamente ammortizzato.

Descrizione	Importo
Costo storico	6.663
Ammortamenti esercizi precedenti	–5.018
Saldo al 31 dicembre 2001	1.645
Acquisizioni del periodo	398
Cessioni del periodo	–190
Storno ammortamenti per cessioni del periodo	183
Ammortamenti del periodo	–282
Saldo al 30 giugno 2002	1.754

Immobilizzazioni in corso e acconti

Il saldo al 30 giugno è costituito da immobilizzazioni in corso relative principalmente ad impianti tuttora in fase di realizzazione e ultimazione presso l'unità produttiva di Sesto San Giovanni e la sede di Milano per € 261.865 e da acconti relativi alla fornitura di impianti per la sede di Milano e lo stabilimento di Sesto San Giovanni per € 67.144.

Descrizione	Importo
Saldo al 31 dicembre 2001	1.113
Incrementi del periodo	432
Decrementi del periodo	–1.216
Saldo al 30 giugno 2002	329

Totale rivalutazioni delle immobilizzazioni materiali alla fine dell'esercizio

Si elencano le rivalutazioni monetarie tuttora in essere effettuate sulle seguenti immobilizzazioni materiali iscritte nel bilancio della società al 30 giugno 2002.

Descrizione	Terreni e fabbricati	Impianti e macchinari	Totale
Legge 2 dicembre 1975 n. 576	52	252	304
Legge 19 marzo 1983 n. 72	171	2.274	2.445
Legge 30 dicembre 1991 n. 413	2.808	0	2.808
Totale	3.031	2.526	5.557

Immobilizzazioni finanziarie

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Immobilizzazioni finanziarie	470.903	289.722	353.972

Partecipazioni

Descrizione	31 dicembre 2001	Incremento	Decremento	30 giugno 2002
Imprese controllate	322.499	121.075	4.138	439.436
Altre imprese	66	–	–	66
Totale	322.565	121.075	4.138	439.502

Descrizione	31 dicembre 2001	Incremento	Decremento	30 giugno 2002
Imprese controllate				
– Campari do Brasil Ltda.	114.738	–	–	114.738
– Prolera LDA	5	–	–	5
– Campari Holding S.A.	4.138	–	4.138	–
– Campari Schweiz A.G.	–	552	–	552
– Campari Finance Teoranta	51.293	–	–	51.293
– DI.CI.E. Holding B.V.	119.025	–	–	119.025
– Redire, Inc.	33.300	120.523	–	153.823
	322.499	121.075	4.138	439.436
Altre imprese	66	–	–	66
	322.565	121.075	4.138	439.502

Le informazioni relative alle partecipazioni possedute direttamente o indirettamente sono evidenziate agli allegati 1 e 2.
La controllata Campari Holding S.A., con delibera dell'assemblea, ha ridotto per esubero il proprio capitale da CHF 15.000.000 a CHF 2.000.000, mediante annullamento e rimborso al socio Davide Campari-Milano S.p.A. di 13.000 azioni nominative di CHF 1.000. Conseguentemente, nella controllante si è proceduto alla corrispondente riduzione del costo storico della partecipazione, pari a € 3.586.677.
Dall'operazione è derivato il conseguimento di un utile, generatosi dall'iscrizione del relativo credito verso la società controllata, rilevato al cambio corrente, rispetto alla riduzione del valore della partecipazione al costo storico. Attribuibile alla gestione straordinaria, per il carattere di eccezionalità ed estraneità all'attività ordinaria della società, l'utile discendente dall'operazione, pari a € 5.366.491, è stato rilevato nei proventi straordinari.
In seguito, rispondendo a finalità di razionalizzazioni operative all'interno del gruppo, il 27 giugno 2002, è stata deliberata la fusione per incorporazione di Campari Holding S.A. nella controllata Campari Schweiz A.G.
Per quanto riguarda i movimenti relativi alle altre partecipazioni, nel mese di gennaio 2002 Davide Campari-Milano S.p.A. ha provveduto alla capitalizzazione di Redfire Inc., mediante un versamento soci in conto capitale di USD 107.500.000 pari a € 120.523.802, finalizzato all'acquisizione da parte di quest'ultima di un ulteriore 50% della già partecipata Skyy Spirits, LLC, come precedentemente commentato nella Nota Integrativa e Relazione sulla Gestione dello scorso esercizio.

Altre imprese

Denominazione	Valuta	Valore di Bilancio
Credemholding - Reggio Emilia	€	17
Istituto ricerche Biomediche Marxer - Ivrea	€	41
Ecolombardia 18 - Pavia	€	8
Totale		66

Altri crediti immobilizzati

Descrizione	31 dicembre 2001	Incremento	Decremento	30 giugno 2002
Verso altri oltre 12 mesi	407	0	6	401
Totale	407	0	6	401

La voce »Verso altri« rappresenta il credito d'imposta per TFR.

Azioni proprie

Le azioni proprie, pari a 1.000.000, sono state acquistate in data 13 luglio 2001, con autorizzazione dell'assemblea ordinaria degli azionisti di Davide Campari-Milano S.p.A. del 2 maggio 2001, al prezzo unitario di collocamento del titolo in fase di ammissione alla quotazione sul Mercato Telematico Azionario pari a € 31,00, e sono destinate al piano di *stock option*, già descritto nelle precedenti Nota Integrativa e Relazione sulla Gestione.
A fronte di tale acquisto è stata iscritta nel patrimonio netto una riserva indisponibile di € 31.000.000.

Attivo circolante

Rimanenze

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Rimanenze	10.235	10.710	9.084

La valutazione adottata, inferiore rispetto a quella effettuata con il criterio dei costi correnti (costo medio dell'esercizio), differisce come segue:

	Costo di acquisto	Costi correnti	Differenza
Materie prime	3.445	3.780	335
Materiale di confezionamento	1.092	1.137	45
Bancali	87	91	4
Materiale pubblicitario	1.893	1.902	9
Semilavorati	2.301	2.931	630
Prodotti finiti	1.417	1.443	26
Totale	10.235	11.284	1.049

Crediti

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Crediti	76.374	50.384	20.531

Il considerevole aumento rilevato tra i crediti è principalmente imputabile ai movimenti intervenuti sia nei crediti commerciali che di natura finanziaria, verso le imprese controllate.
Per quanto attiene ai primi, la variazione è sostanzialmente determinata dalla stagionalità dei flussi operativi della gestione corrente.
Per quanto riguarda quelli di natura finanziaria, si evidenzia il credito sorto a fronte della riduzione del capitale sociale deliberato da Campari Holding S.A., già commentato nella voce Partecipazioni, nonché un incremento delle posizioni di tesoreria *intercompany*, generato dagli investimenti sostenuti dalla controllata Campari-Crodo S.p.A., principalmente per l'acquisizione del Gruppo Zedda Piras e in misura inferiore per la costruzione dello stabilimento di Novi Ligure e dalle due nuove posizioni per tesoreria, relative alle controllate Sella & Mosca S.p.A. e Zedda Piras S.p.A..

Il saldo è così suddiviso secondo le scadenze:

Descrizione	Entro 12 mesi	Oltre 12 mesi	Oltre 5 anni	Totale
Verso clienti				
Verso imprese controllate	72.478			72.478
Verso imprese collegate	7			7
Verso altri	3.850	39		3.889
Totale	76.335	39	0	76.374

I crediti verso imprese controllate sono così composti:

Società	Crediti commerciali	Tesoreria accentrata	Crediti diversi	Totale
Campari S.p.A.	5.074	10.828	148	16.050
Campari-Crodo S.p.A.		34.030	394	34.424
Francesco Cinzano & C.ia S.p.A.	3		1	4
S.A.M.O. S.p.A.			1	1
Zedda Piras S.p.A.		6.300	40	6.340
Sella & Mosca S.p.A.		600	110	710
Campari International SAM	5.300		5	5.305
Campari Schweiz A.G.			8.953	8.953
Campari do Brasil Ltda.			615	615
Campari Deutschland GMBH			52	52
O-Dodeca B.V.			3	3
Kaloyannis Bros. A.E.B.E.			6	6
Skyy Spirits, LLC			16	16
Totale	10.377	51.758	10.344	72.479

Attraverso la tesoreria accentrata vengono gestiti gli incassi e i pagamenti, rispettivamente ricevuti ed effettuati per conto delle società italiane del Gruppo; alle posizioni creditorie e debitorie di queste ultime nei confronti della società, vengono rispettivamente riconosciuti e applicati tassi di interesse di mercato pari all'Euribor a tre mesi, rilevato il giorno precedente la fine di ciascun trimestre solare.
Nella voce diversi si evidenziano crediti per interessi, *royalties*, spese telefoniche, assicurazioni ed il credito originato dalle operazioni straordinarie in capo a Campari Holding S.A., oggi Campari Schweiz A.G., precedentemente commentate.

I crediti verso altri sono così composti:

Crediti per imposte differite attive	854
Crediti verso Erario	2.171
Crediti verso dipendenti	38
Crediti verso Istituti Previdenziali	79
Crediti verso fornitori	316
Crediti verso clienti diversi	226
Crediti in sofferenza	85
Meno fondo svalutazione crediti diversi	–85
Crediti prelievi agricoli	108
Crediti diversi	97
Totale	3.889

I crediti per imposte differite attive si sono così movimentati:

Saldo iniziale crediti imposte differite attive	180
Per imposte anticipate esercizio - IRPEG	482
Utilizzo per imposte anticipate - IRPEG	–81
Per imposte anticipate esercizio - IRAP	291
Utilizzo per imposte anticipate - IRAP	–18
Totale	854

Le differenze temporanee che alimentano le imposte differite attive sono principalmente costituite dall'iscrizione di fondi tassati, quali fondo svalutazione magazzini, fondo svalutazione crediti verso clienti e fondo rischi e oneri diversi; spese di rappresentanza e costi deducibili in base a particolari disposizioni fiscali, quali imposte, compensi ad amministratori e corrispettivi per la revisione dei bilanci.

Tra i crediti verso altri quelli verso Erario sono così costituiti:

Crediti v/erario per imposte diverse in attesa di rimborso	27
Crediti verso Erario per IRPEG in attesa di rimborso	1.031
Erario conto I.V.A.	1.113
Totale	2.171

Disponibilità liquide

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Disponibilità liquide	9	207	527

Descrizione	30 giugno 2002	31 dicembre 2001
Depositi bancari e postali	4	524
Denaro e altri valori in cassa	5	3
Totale	9	527

Per le variazioni relative alla posizione finanziaria nel suo complesso, si rimanda al rendiconto finanziario, allegato n. 3 della presente Nota Integrativa.

Ratei e risconti attivi

	30/06/2002	30/06/2001	31/12/2001
Ratei e risconti attivi	4.161	5.760	4.333

Rappresentano le partite di collegamento dell'esercizio conteggiate col criterio della competenza temporale.

La composizione della voce è così dettagliata:

Descrizione	Importo
Risconti attivi	
Credem Leasing - quota maxi canone Via Filippo Turati e Via Bonaventura Cavalieri dal secondo semestre 2002 al 2006	3.797
Manutenzioni varie	207
Assicurazioni	60
Quote associative e abbonamenti	28
Canoni diversi	25
Affitto Villa Campari	21
Altri	23
Totale	4.161

Tra la società e Credemleasing S.p.A. in data 20 febbraio 1997 sono stati stipulati due contratti di locazione finanziaria immobiliare, riguardanti gli immobili di Via Filippo Turati 25 e 27 e di Via Bonaventura Cavalieri 4.
La quota del maxicanone viene ripartita secondo le seguenti scadenze:

Anno	Quota maxi canone
2002 (totale annuo)	1.043
2003 (totale annuo)	1.043
2004 (totale annuo)	1.043
2005 (totale annuo)	1.043
2006 (totale annuo)	147
Totale	4.319

L'adozione della metodologia finanziaria per la contabilizzazione dei contratti di *leasing* avrebbe comportato l'iscrizione dei beni nell'attivo e del debito residuo nel passivo patrimoniale, riconoscendo a conto economico gli ammortamenti sui beni capitalizzati e gli interessi sul debito.
Gli effetti di tale metodologia si tradurrebbero in un incremento delle immobilizzazioni materiali nette per € 26.134.269 e dei debiti finanziari verso altri per € 14.365.303, nonché in una variazione in aumento del Patrimonio Netto per € 7.970.999 (al lordo dell'effetto imposte) e un effetto sull'utile di periodo al netto di imposte per € 929.070.

Passivo

Patrimonio netto

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Patrimonio netto	313.847	222.167	238.995

Descrizione	31 dicembre 2001	Incrementi	Decrementi	30 giugno 2002
Capitale	29.040			29.040
Riserva legale	5.808			5.808
Riserva per azioni proprie in portafoglio	31.000			31.000
Riserva straordinaria	7.982			7.982
Riserva da ammortamenti anticipati	666	693	5	1.354
Riserva tassata da ammortamenti anticipati		5		5
Riserva da conferimento partecipazione ex D..Lgs. 544/92	3.041			3.041
Avanzo di fusione	5.687			5.687
Utili (perdite) a nuovo	123.361		–7.042	130.403
Utili (perdite) periodo	32.411	99.527	32.411	99.527
Totale	238.996	100.225	25.374	313.847

L'utile dell'esercizio precedente pari ad € 32.410.739, in seguito alla delibera assembleare del 30 aprile 2002, è stato destinato come segue:
– € 693.461 a riserva ammortamenti anticipati
– € 7.042.078 a utili a nuovo
– € 24.675.200 a dividendo
La quota di ammortamenti anticipati dei primi sei mesi dell'esercizio 2002 è pari a € 314.333.
A fine esercizio la quota totale dell'anno sarà contabilizzata ai sensi dell'articolo 67, comma 3, del T.U.I.R., di cui si terrà conto in fase di destinazione dell'utile dell'esercizio e dell'approvazione del bilancio, attraverso la diretta imputazione ad apposita riserva di patrimonio netto, senza transitare dal conto economico.

Il capitale sociale al 30 giugno 2002 è così composto:

Azioni	Numero	Valore nominale €	Totale €
Ordinarie	29.040.000	1,00	29.040.000

Fondi per rischi ed oneri

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Fondi per rischi ed oneri	23.924	18.237	18.386

Descrizione	31 dicembre 2001	Incrementi	Decrementi	30 giugno 2002
Per imposte differite	1.293	126	270	1.149
Per imposte	17.043	–	–	17.043
Altri:				
– oneri per ristrutturazione industriale	–	5.200	–	5.200
– lavori di ristrutturazione immobile	–	327	–	327
– causa di natura immobiliare	–	205	–	205
– diversi	50	–	50	–
Totale	18.386	5.858	320	23.924

Le differenze temporanee che comportano la rilevazione del fondo imposte differite si riferiscono principalmente ad ammortamenti anticipati e rateizzazione di plusvalenze patrimoniali effettuate nei precedenti esercizi.
Il Fondo imposte include l'accantonamento di € 17.043.078 a fronte dei procedimenti fiscali in essere.
In data 19 dicembre 2000 è stato notificato alla società dal II Ufficio Distrettuale delle Imposte Dirette di Milano un avviso di accertamento relativo al periodo d'imposta 1994 con cui è stato accertato un maggior reddito imponibile IRPEG ed ILOR di € 24.901.486, irrogando altresì sanzioni per complessivi € 13.247.636.
Inoltre, come già evidenziato nella Nota Integrativa dei precedenti bilanci, a cui si rimanda, sono stati notificati alla società verbali di constatazione da parte del II Ufficio Distrettuale delle Imposte Dirette di Milano che contengono rilievi di natura fiscale che la società ritiene siano privi di fondamento e per i quali, qualora scaturissero futuri atti impositivi, proporrà ricorso nelle sedi competenti.
La società ritiene che i rilievi di natura fiscale, contenuti nei suddetti verbali, siano privi di fondamento e per i quali, in ogni caso, qualora scaturissero futuri atti impositivi, proporrà ricorso nelle sedi competenti.

Gli altri fondi rischi accolgono le passività potenziali derivanti dai relativi contenziosi in essere alla fine del periodo. L'esito delle controversie non è definibile in modo certo alla chiusura del periodo e pertanto l'ammontare iscritto rappresenta una prudente stima dell'onere presunto.

In particolare, il fondo ristrutturazione industriale accoglie la stima a fronte del piano deliberato nel corso del primo semestre, precedentemente descritto nella sezione relativa all'andamento della gestione, che prevede il trasferimento delle attività produttive dallo stabilimento di Sesto San Giovanni al nuovo impianto di Novi Ligure, in fase di realizzazione in capo alla controllata Campari-Crodo S.p.A..
Il piano di ristrutturazione così definito verrà attuato a partire dal 2003, per gli esercizi successivi fino al 2006.

Trattamento di fine rapporto di lavoro subordinato

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Trattamento di fine rapporto	5.490	5.228	5.200

La variazione è così costituita:

Variazioni	Importo
Incremento dell'esercizio	382
Decremento dell'esercizio	–81
Anticipazioni ritenuta TFR	–11
	290

Il fondo accantonato rappresenta l'effettivo debito della società al 30 giugno 2002 verso i dipendenti in forza a tale data, al netto degli anticipi corrisposti per € 46.200 in base alle vigenti disposizioni di Legge e delle quote trasferite al Fondo Pensione complementare a capitalizzazione Alifond.

Debiti

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Debiti	236.025	131.057	143.817

Il significativo incremento dei debiti al 30 giugno 2002 è principalmente imputabile a un accresciuto indebitamento verso il sistema creditizio e verso le società controllate, entrambi sostanzialmente afferenti agli importanti investimenti effettuati.
Infatti si rileva, come precedentemente commentato nella Nota Integrativa del bilancio e nella Relazione sulla Gestione del precedente esercizio, il considerevole impiego di risorse finanziarie per le due acquisizioni di Skyy Spirits, LLC e del Gruppo Zedda Piras.
Per contro, sono state estinte, ad un rapporto di cambio prossimo a quello di accensione, le linee di finanziamento in dollari USA, aperte nel corso del 2001, permettendo quindi di recuperare la perdita non realizzata, iscritta nel precedente bilancio.

I debiti sono valutati al loro valore nominale e non sono assistiti da garanzie reali.
La scadenza degli stessi è così suddivisa:

Descrizione	Entro 12 mesi	Oltre 12 mesi	Oltre 5 anni	Totale
Debiti verso banche	162.237			162.237
Acconti	11			11
Debiti verso fornitori	8.655			8.655
Debiti v/imprese controllate	58.566			58.566
Debiti tributari	2.683			2.683
Debiti v/istituti previdenza	902			902
Altri debiti	2.970			2.970
Totale	236.024	0	0	236.024

Gli acconti sono relativi ad anticipi per la vendita di immobili.

I debiti verso controllate sono così costituiti:

Società	Debiti commerciali	tesoreria Accentrata	diversi	totale
Campari-Crodo S.p.A.	80		4	84
Campari S.p.A.	8		35	43
S.A.M.O. S.p.A.		1.479	20	1.499
Francesco Cinzano & C.ia S.p.A.		18.633	307	18.940
Lacedaemon Holding B.V.			35.211	35.211
Campari International S.A.M.			61	61
Campari France S.A.	2.728			2.728
Totale	2.816	20.112	35.638	58.566

Per quanto attiene ai rapporti di tesoreria zccentrata si rimanda a quanto commentato nella voce crediti verso controllate.

Nella voce diversi si evidenziano il finanziamento contratto con la controllata Lacedaemon Holding B.V. rinnovabile entro 12 mesi, debiti per interessi su tesoreria accentrata ed altri di natura diversa per la rimanente parte.

I debiti tributari sono così composti:

Descrizione	IRPEG	IRAP	Ritenute	Altre Imposte	Accise
Debito tributario al 30 giugno 2002	1.309	754	363	61	1.058
Acconti	–436	–413			
Ritenute su interessi bancari	–12				
Ritenute su compensi percepiti	–1				
Totale	860	341	363	61	1.058

Le ritenute esposte sono correlate alle retribuzioni, liquidazioni e su fatture fornitori del mese di giugno.

I debiti verso Istituti Previdenziali sono così composti:

INPS	715
INPDAI	142
Altri Istituti	45
Totale	902

Tra gli Altri Debiti figurano posizioni debitorie verso dipendenti per mensilità aggiuntive, ferie, note spese e debiti di natura diversa per la rimanente parte.

Ratei e risconti passivi

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Ratei e risconti passivi	201	211	40

Descrizione	Importo
Ratei passivi	
Interessi su finanziamenti	156
Risconti passivi	
Varia natura	45
Totale	201

Conti d'ordine

Descrizione	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Sistema improprio degli impegni verso terzi	142.732	28.969	23.049
Sistema improprio degli impegni da terzi	3	16	3
	142.735	28.985	23.052

I conti d'ordine sono così costituiti:

Sistema improprio degli impegni verso terzi

Fidejussioni a terzi:	
– SNAM a garanzia pagamento bollette metano	42
– Dogana di Milano a garanzia pagamento indennità doganali	1
– Dogana di Milano per diritti doganali su transiti comunitari	413
– Dogana di Milano a garanzia accise gravante su merce nel deposito fiscale	4.390
– COMIT - a favore Ministero Commercio Estero	201
– SAC a garanzia compravendita immobile in Roma - Via Oderisi da Gubbio 13	103
– Dogana di Milano a garanzia presentazione bottiglie importate e contrassegnate	465
Fidejussioni a Società del Gruppo:	
– Campari-Crodo S.p.A. (*ex* Crodo Sud S.p.A.) a favore Dogana di Ancona	258
– Campari-Crodo S.p.A. (*ex* S.I.P.A.N. S.p.A.) a favore Dogana di Ancona	258
– Campari S.p.A. a favore Direzione Regionale Entrate Lombarde per manifestazioni a premi	2.219
– SAMO a favore Direzione Regionale Entrate Lombarde per manifestazioni a premi	10
– SAMO S.p.A. a favore Ufficio I.V.A.	69
Lettere di *patronage* e coperture a favore Società controllate:	
– Lettera di patronage del 31 gennaio 1996 a favore di Campari-Crodo S.p.A.	1.653
– Lettera di patronage del 25 febbraio 2002 a favore di Redire, Inc.	6.958
– Linea di credito su c/c a favore di Redire, Inc.	41.200
– Linea di credito per anticipi a tempo a favore di Redire, Inc.	73.183
Canone utilizzo beni di terzi	
Credemleasing S.p.A.	
– *Leasing* Immobiliare Via Bonaventura Cavalieri 4 fino al 2006	1.133
– *Leasing* Immobiliare Filippo Turati 25/27 fino al 2006	10.176
Totale	142.732

Sistema improprio degli impegni da terzi

Fidejussioni da terzi:	
– Garanzia regolare esecuzione lavori stabilimento Sesto San Giovanni	3
Totale	3

Commenti alle principali voci del conto economico della Capogruppo

Valore della produzione

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Valore della produzione	51.531	51.651	99.985

Il valore della produzione è così composto:

Descrizione	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Ricavi vendite e prestazioni	42.865	42.319	546
Variazioni rimanenza prodotti	–350	678	–1.028
Altri ricavi e proventi	9.016	8.655	361
Totale	51.531	51.652	–121

Nei ricavi alle vendite sono comprese accise e contrassegni per € 7.555.586.=

Ricavi per area geografica

Area	Vendite
Italia	28.579
Estero UE	10.393
Estero extra UE	3.893
Totale	42.865

Per quanto riguarda l'andamento dei ricavi si rimanda ai commenti nella relazione sulla gestione.

I ricavi diversi sono così composti:

Vendite diverse	542
Vendita materiale e servizi pubbli/promozionali	2.136
Proventi immobiliari	420
Royalties	449
Servizi intrasocietari	4.935
Recupero spese di lavorazioni e di personale	8
Recupero spese doganali	45
Recupero spese di trasporto	59
Ricavi e proventi diversi	422
Totale	9.016

Le vendite diverse sono riferite a cessioni di bancali, materiale di recupero e diversi.
Tra i ricavi e proventi diversi si individuano rimborsi di prelievi agricoli e riaddebiti alle società del Gruppo dei costi per l'utilizzo di linee telefoniche e dei collegamenti di rete.

Costi della produzione

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Costi della produzione	44.707	50.228	95.855

Descrizione	30 giugno 2002	30 giugno 2001	Variazioni
Materie prime, sussidiarie e merci	20.481	21.328	–847
Servizi	5.529	10.876	–5.347
Godimento di beni di terzi	2.100	2.166	–65
Salari e stipendi	5.553	5.258	295
Oneri sociali	1.763	1.681	82
Trattamento di fine rapporto	382	385	–3
Altri costi del personale	200	358	–158
Ammortamento immobilizzazioni immateriali	694	681	13
Ammortamento immobilizzazioni materiali	1.012	878	134
Accantonamento per rischi	532	85	447
Variazione rimanenze materie prime	–1.501	–602	–899
Oneri diversi di gestione	7.962	7.135	827
Totale	44.707	50.229	–5.521

Costi per servizi

La voce comprende costi di manutenzioni per € 766.214, spese di trasporto per € 190.349, utenze per € 881.422, Consiglio di Amministrazione per € 1.143.454, nonché costi legati all'attività produttiva ed amministrativa per € 2.547.231.

Costi godimento beni di terzi

Si evidenzia il canone di *leasing* per l'immobile della sede per € 1.891.031, canoni di noleggio di autovetture e fotocopiatrici per € 168.900 e noleggi di natura diversa per € 40.129.

Costi per il personale

La voce comprende l'intera spesa per il personale dipendente ivi compreso i miglioramenti di merito, *bonus* di produzione, passaggi di categoria, costo delle ferie non godute e accantonamenti di legge e contratti collettivi.

Ammortamento delle immobilizzazioni materiali

Per quanto concerne gli ammortamenti si specifica che gli stessi sono stati calcolati sulla base della durata utile del cespite a quote costanti e del suo sfruttamento nella fase produttiva e che le aliquote annuali utilizzate coincidono con quelle ammesse dalle normative fiscale vigenti come sotto specificato:

Fabbricati	3%
Serbatoi	10%
Impianti	10%
Costruzioni leggere	10%
Mobilio	12%
Macchine ufficio	12%
Attrezzatura minuta	20%
Macchine elettroniche	20%
Automezzi	20%
Autovetture	25%

Nell'esercizio vengono stanziati ammortamenti anticipati, esclusivamente in applicazione di norme tributarie, come già commentato nella voce Patrimonio Netto.

Oneri diversi di gestione
Come da dettaglio sottostante:

Accise e contrassegni	7.557
Imposte e tasse deducibili	48
Imposte e tasse indeducibili	157
Spese gestione immobili affittati	6
Oneri di utilità sociale	2
Quote associative	28
Giornali, riviste, pubblicazioni	37
Spese di rappresentanza	10
Contributo Conai su acquisti	55
Oneri diversi	62
	7.962

Proventi e oneri finanziari

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Proventi ed oneri finanziari	93.540	14.110	23.861

Descrizione	30 giugno 2002	30 giugno 2001	Variazioni
Proventi da partecipazioni			
Dividendi da imprese controllate	93.514	20.000	73.514
	93.514	20.000	73.514
Altri			
Dividendi da altre imprese	–	3	–3
Credito d'imposta su dividendi altre imprese	–	2	–2
	–	5	–5
Totale	93.514	20.005	73.509

Proventi da partecipazioni

Descrizione	Controllate	Altre	TOTALE
Dividendi – DI.CI.E.Holding B.V.	53.000		53.000
Dividendi – Campari do Brasil Ltda.	5.664		5.664
Dividendi Prolera LDA	34.000		34.000
Dividendi Campari Finance Teoranta	850		850
Totale	93.514	0	93.514

Descrizione	30 giugno 2002	30 giugno 2001	Variazioni
Da controllate			
– Interessi su tesoreria accentrata	428	574	–146
	428	574	–146
Da altri			
– Interessi su depositi a termine	13	400	–387
– Altri proventi finanziari	–	10	–10
– Interessi attivi diversi	18	18	–
– Interessi bancari e postali	32	95	–63
– Utili su cambi commerciali	13	54	–41
– Utili su cambi finanziari	2.540	–	2.540
	2.616	577	2.039
Totale	3.044	1.151	1.893

Descrizione	30 giugno 2002	30 giugno 2001	Variazioni
Interessi ed altri oneri finanziari			
Verso controllate			
– Interessi su Tesoreria accentrata	1.070	960	110
	1.070	960	110
Verso altri			
– Interessi passivi su finanziamenti	1.791	1.364	427
– Interessi passivi bancari	132	5	127
– Interessi passivi diversi	–	152	–152
– Perdite su cambi commerciali	1	72	–71
– Perdite su cambi finanziari	1	4.468	–4.467
– Altri	22	25	–3
	1.947	6.086	–4.139
Totale	3.017	7.046	–4.029

L'andamento favorevole dei mercati monetari ha consentito di chiudere le linee di finanziamento in dollari USA, accese nel corso del 2001, ad un rapporto di cambio prossimo a quello di accensione, che ha permesso di recuperare, con un utile pari ad € 2.540.073, la perdita non realizzata iscritta sulla stessa posizione alla fine dello scorso esercizio, già inferiore a quanto esposto nella precedente semestrale.

Proventi e oneri straordinari

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Proventi ed oneri straordinari	410	603	7.143

Descrizione	30/06/2002
Sopravvenienze attive	198
Plusvalenze su alienazioni di immobili	116
Proventi straordinari	5.367
	5.681
Sopravvenienze passive	67
Oneri straordinari	5.200
Minusvalenze straordinarie da alienazioni	4
	5.271
Totale	410

I proventi straordinari derivano dall'operazione di riduzione di capitale sociale da parte della controllata Campari Holding S.A., precedentemente descritta nella voce Partecipazioni.
Gli oneri straordinari includono l'accantonamento al fondo ristrutturazione industriale, precedentemente commentato nella sezione relativa ai fondi.

Imposte sul reddito d'esercizio

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Imposte sul reddito d'esercizio	1.247	554	2.724

Il risultato prima delle imposte sul reddito d'esercizio si dettaglia come segue:

	30 giugno 2002	31 dicembre 2001
Risultato prima delle imposte	100.774	35.134
Imposte sul reddito dell'esercizio		
– Correnti	1.794	1.836
– Differite	126	279
– Anticipate	–673	608
Totale Imposte	1.247	2.723

Le differenze temporanee che hanno comportato la rilevazione di imposte differite ed anticipate si riferiscono principalmente a: stanziamenti ai fondi svalutazione magazzino, crediti clienti ed agenti, fondi oneri e rischi diversi, ammortamenti anticipati e rateizzazione plusvalenze patrimoniali.

Altre informazioni

Organico	30 giugno 2002	30 giugno 2001	Variazioni
Dirigenti	21	20	1
Impiegati	153	153	0
Operai	96	99	–3
Altri	1	2	–1
	271	274	–3

Il contratto nazionale di lavoro applicato è quello dell'industria alimentare, ad eccezione dei portieri degli immobili di proprietà per i quali si applica il contratto dei dipendenti da proprietari di fabbricati.

Il Presidente
del Consiglio di Amministrazione
Luca Garavoglia

Allegati alla relazione semestrale

1. Elenco delle partecipazioni
2. Rendiconto finanziario del Gruppo
3. Rendiconto finanziario della Capogruppo
4. Stato patrimoniale consolidato riclassificato
5. Conto economico consolidato riclassificato

Davide Campari – Milano S.p.A.

Elenco delle partecipazioni
ai sensi della delibera Consob n. 11971 del 14 maggio 1999 articolo 126

Impresa controllante

Denominazione, attività, sede	Capitale al 30 giugno 2002	
	Valuta	Importo
Davide Campari-Milano S.p.A. Milano Società holding e di produzione	€	29.040.000

Imprese controllate consolidate con il metodo integrale

Denominazione, attività, sede	Capitale al 30 giugno 2002		% posseduta dalla Capogruppo		
	Valuta	Importo	diretta	indiretta	soggetto azionista diretto
ITALIA					
Campari S.p.A. Società commerciale Milano	€	1.220.076		100,00	Campari-Crodo S.p.A.
Campari-Crodo S.p.A. Società holding e di produzione Milano	€	61.000.000		100,00	DI.CI.E. Holding B.V.
Francesco Cinzano & C.ia S.p.A. Società commerciale Milano	€	1.200.000		100,00	Campari-Crodo S.p.A.
Sella & Mosca S.p.A. Società di produzione e commerciale Alghero	€	13.838.916		77,62	Zedda Piras S.p.A.
Società Acque Minerali Ossolane S.p.A. Società commerciale Milano	€	104.000		100,00	Campari-Crodo S.p.A.
Zedda Piras S.p.A. Società di produzione e commerciale Cagliari (sede operativa: Alghero)	€	3.276.000		100,00	Campari-Crodo S.p.A.
EUROPA					
Campari Deutschland GmbH Società commerciale Monaco (D)	€	5.200.000		100,00	DI.CI.E. Holding B.V.
Campari Finance Teoranta Società finanziaria Dublino (I)	€	1.000.000	100,00		
Campari France S.A Società di produzione Nanterre (F)	€	2.300.000		100,00	DI.CI.E. Holding B.V.
Campari International S.A.M. Società commerciale Monaco (MC)	€	155.000		100,00	DI.CI.E. Holding B.V.
Campari Schweiz A.G. Società commerciale Zug (CH)	CHF	2.000.000	100,00		
DI.CI.E. Holding B.V. Società holding Amsterdam (NL)	€	15.015.000	100,00		
Lacedaemon Holding B.V. Società holding Amsterdam (NL)	€	10.436.945		100,00	Campari Schweiz A.G.
N. Kaloyannis Bros. A.E.B.E. Società commerciale Piraeus (GR)	€	325.500		75,00	O-Dodeca B.V.
O-Dodeca B.V. Società holding Amsterdam (NL)	€	2.000.000		75,00	Lacedaemon Holding B.V.
Prolera LDA Società di servizi Funchal (P)	€	5.000	100,00		
Sovinac S.A. Società immobiliare Bruxelles (B)	€	613.600		100,00	Lacedaemon Holding B.V.

Imprese controllate consolidate con il metodo integrale (segue)

Denominazione, attività, sede	Capitale al 30 giugno 2002		% posseduta dalla Capogruppo		
	Valuta	Importo	diretta	indiretta	soggetto azionista diretto
AMERICHE					
Campari do Brasil Ltda. Società di produzione e commerciale Barueri (Brasile)	BRC	243.202.100	100,00		
Gregson's S.A. Società proprietaria di marchi Montevideo (Uruguay)	UYP	175.000		100,00	Campari do Brasil Ltda.
Redfire, Inc. Società *holding* Wilmington, Delaware (USA)	USD	115.450.000	100,00		
Skyy Spirits, LLC Società commerciale Wilmington, Delaware (USA) (sede operativa San Francisco, USA)	USD	15.348.729		58,90	Redfire, Inc.

Altre partecipazioni

Denominazione, attività, sede	Capitale al 30 giugno 2002		% posseduta dalla Capogruppo			valore di carico	Criterio di valutazione
	Valuta	Importo	diretta	indiretta	soggetto azionista diretto	€ /000	
IMPRESE CONTROLLATE NON CONSOLIDATE							
Qingdao Sella & Mosca Winery Co. Ltd Società di produzione e commerciale Pingdu City, Qingdao (Cina)	RMB	24.834.454		93,66	Sella & Mosca S.p.A.	2.886	Costo
Société civile du Domaine de la Margue Società di produzione e commerciale Saint Gilles (F)	€	4.793.183		100,00	Sella & Mosca S.p.A.	5.240	Costo
Kenston sales & services Inc. S.A (*) Società finanziaria Montevideo (Uruguay)	USD	15.000		100,00	Campari do Brasil Ltda.	-	-
IMPRESE A CONTROLLO CONGIUNTO NON CONSOLIDATE							
Fior Brands Ltd. (**) Società commerciale Stirling (Scozia)	BPS	100		50,00	DI.CI.E. Holding B.V.	-	-
SOCIETÀ COLLEGATE							
International Marques V.o.f. Società commerciale Harleem (NL)	€	210.000		33,33	DI.CI.E. Holding B.V.	127	Patrimonio netto
M.C.S. S.c.a.r.l. Società commerciale Bruxelles (B)	€	464.808		33,33	DI.CI.E. Holding B.V.	208	Patrimonio netto
Longhi & Associati S.r.l. Società di servizi Milano	€	10.400		40,00	Lacedaemon Holding B.V.	83	Patrimonio netto

(*) società in liquidazione
(**) *joint venture* commerciale in fase di avviamento

Davide Campari – Milano S.p.A.

Rendiconto finanziario consolidato
(Euro migliaia)

	30 giugno 2002	31 dicembre 2001
Flusso di cassa da attività operative		
Utile netto dell'esercizio	**31.974**	**63.406**
Rettifiche per riconciliare l'utile netto al flusso di cassa generato dalle attività operative:		
Ammortamenti	21.625	25.825
Imposte differite	(5.472)	5.469
Plusvalenze da cessioni di immobilizzazioni	(4.041)	(4.266)
Accantonamenti fondo trattamento di fine rapporto	866	1.434
Pagamenti fondo trattamento di fine rapporto	(430)	(3.061)
Altre voci che non determinano movimenti di cassa	5.591	6.447
Variazioni nelle attività e passività operative:		
Crediti[1], rimanenze, debiti	7.190	(5.010)
Altri	(2.599)	(1.984)
Flusso di cassa generato dalle attività operative	**54.703**	**88.260**
Flusso di cassa da attività di investimento		
Acquisizione immobilizzazioni materiali	(17.008)	(12.515)
Proventi da cessioni di immobilizzazioni materiali	5.117	7.816
Acquisizione immobilizzazioni immateriali	(1.602)	(2.311)
Acquisizione di nuove controllate [2]	(357.984)	(112.595)
Variazione netta partecipazioni	1.743	(2.719)
Acquisto azioni proprie	–	(31.000)
Variazione netta dei titoli	34.364	2.538
Variazione dei crediti finanziari	(211)	3.016
Variazione PN terzi	1.481	6
Flusso di cassa generato dalle attività di investimento	**(334.100)**	**(147.764)**
Flusso di cassa da attività di finanziamento		
Rimborso debito per leasing	(877)	(1.646)
Variazione netta dei debiti verso banche a breve termine	180.825	98.085
Variazione netta debiti finanziari a medio-lungo termine (quota non corrente)	5.530	–
Dividendi	(24.675)	(25.496)
Flusso di cassa generato dalle attività di finanziamento	**160.803**	**70.943**
Differenze cambio e altri movimenti	3.608	(1.405)
Aumento (diminuzione) netta cassa e banche	**(114.986)**	**10.034**
Cassa e banche all'inizio dell'esercizio	177.766	167.732
Cassa e banche alla fine del periodo [3]	**62.780**	**177.766**

(1) La variazione dei crediti verso clienti nei flussi di cassa al 30 giugno 2002 si intende al netto dei debiti per premi di fine anno a clienti.

(2) Al 30 giugno 2002, la voce si riferisce all'acquisizione di Skyy Spirits, LLC per € 264.613 migliaia e all'acquisizione del gruppo Zedda Piras per € 93.371 migliaia.

(3) Un raccordo tra la posizione di cassa e la posizione finanziaria netta del Gruppo a fine periodo è riportato nella Nota integrativa - Disponibilità liquide.

Davide Campari – Milano S.p.A.

Rendiconto finanziario della Capogruppo
(Euro migliaia)

	30 giugno 2002
Flusso di cassa da attività operative	
Utile netto dell'esercizio	**99.527**
Rettifiche per riconciliare l'utile netto al flusso di cassa generato (utilizzato) dalle attività operative:	
Imposte anticipate e differite	(816)
Ammortamenti	1.706
Accantonamenti per fondo trattamento fine rapporto	383
Accantonamento fondo svalutazione crediti	0
Accantonamenti per rischi	5.732
(Utilizzo fondo rischi)	(50)
(Utili) perdite su vendite di immobilizzazioni e partecipazioni	(112)
Pagamenti del fondo trattamento fine rapporto	(92)
Variazione netta del credito d'imposta per acconto TFR	6
Variazioni nelle attività e passività operative:	
Crediti verso clienti	–
Rimanenze	(1.150)
Crediti verso controllate (ad eccezione dei rapporti di tesoreria)	(9.659)
Altri crediti	127
Ratei e Risconti attivi	173
Ratei e Risconti passivi	160
Debiti verso fornitori	21
Debiti verso controllate (ad eccezione dei rapporti di tesoreria)	36.679
Altri debiti	(427)
Flusso di cassa generato dalle attività operative	**132.208**
Flusso di cassa da attività di investimento	
Acquisti immobilizzazioni materiali	(941)
Cessioni immobilizzazioni materiali	171
Acquisti immobilizzazioni immateriali	(641)
Cessioni immobilizzazioni immateriali	–
Acquisti partecipazioni	(120.523)
Cessioni partecipazioni	3.586
Acquisti azioni proprie	–
Cessioni azioni proprie	–
Depositi a termine	–
Flusso di cassa generato dalle attività di investimento	**(118.348)**
Flusso di cassa da attività di finanziamento	
Variazione netta dei debiti finanziari a breve termine	58.682
Variazione netta dei rapporti di tesoreria con le controllate	(48.385)
Pagamento dividendi	(24.675)
Flusso di cassa generato dalle attività di finanziamento	**(14.378)**
Aumento (diminuzione) netto casse e banche	**(518)**
Disponibilità liquide all'inizio dell'esercizio	527
Disponibilità liquide alla fine del periodo	**9**

Davide Campari – Milano S.p.A.

Bilancio consolidato riclassificato
Stato patrimoniale (Euro migliaia)

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
ATTIVITÀ			
Attività correnti			
Cassa e banche	62.780	137.731	177.766
Titoli negoziabili	12.006	41.295	46.370
Crediti finanziari, quota a breve	517	1.217	337
Crediti verso clienti, al netto del fondo svalutazione e dei premi di fine anno(*)	132.763	100.143	108.270
Crediti verso l'erario	5.402	8.748	5.769
Imposte anticipate	10.339	8.183	6.584
Rimanenze	89.645	67.977	64.368
Altre attività correnti, al netto del fondo svalutazione	21.777	18.694	17.079
Totale attività correnti	**335.229**	**383.988**	**426.543**
Immobilizzazioni materiali nette	115.747	92.268	91.004
Avviamento, al netto dell'ammortamento	449.552	157.989	152.580
Altre immobilizzazioni immateriali, al netto dell'ammortamento	19.039	19.997	18.343
Partecipazioni	8.742	19.871	18.762
Crediti finanziari, al netto della quota corrente	2.502	2.095	2.299
Altre attività	1.343	1.591	1.221
Azioni proprie	31.000	–	31.000
Totale attività	**963.154**	**677.799**	**741.752**
PASSIVITÀ E PATRIMONIO NETTO			
Passività correnti			
Debiti verso banche	293.110	88.253	112.285
Leasing immobiliare, quota corrente	1.860	2.569	1.787
Debiti verso fornitori	97.031	78.196	86.670
Imposte sul reddito	6.047	12.650	5.850
Debiti verso l'erario	19.403	17.817	16.690
Altre passività correnti	28.345	22.433	21.451
Totale passività correnti	**445.796**	**221.918**	**244.733**
Trattamento di fine rapporto	13.014	11.073	10.854
Debiti verso banche	5.428	–	–
Leasing immobiliare, meno quota corrente	12.505	13.491	13.455
Debiti verso altri finanziatori (non correnti)	1.311	–	1.209
Debiti verso l'erario non correnti	22.951	25.892	24.797
Imposte differite	6.654	3.072	6.072
Altre passività non correnti	15.136	8.215	7.998
Interessi di minoranza	10.052	2.291	2.297
Totale passività non correnti	**87.051**	**64.034**	**66.682**
Patrimonio netto			
Capitale	29.040	29.040	29.040
Riserve	401.267	362.807	401.297
Totale patrimonio netto	**430.307**	**391.847**	**430.337**
Totale passività e patrimonio netto	**963.154**	**677.799**	**741.752**

(*) Rispetto allo schema presentato fino al 31 dicembre 2001, i crediti verso clienti sono ora espressi al netto dei premi di fine anno, precedentemente classificati nelle voci "debiti verso fornitori" e "altri debiti"; per una maggiore omogeneità dei dati, sono stati corrispondentemente riclassificati i dati al 30 giugno 2001 e al 31 dicembre 2001.

Davide Campari – Milano S.p.A.

Bilancio consolidato riclassificato
Conto economico (Euro migliaia)

	30 giugno 2002	30 giugno 2001	31 dicembre 2001
Vendite nette	**306.499**	**233.585**	**494.271**
Materiali	(102.870)	(78.420)	(170.049)
Costi di produzione	(23.373)	(19.483)	(41.483)
Totale costo del venduto	**(126.243)**	**(97.903)**	**(211.532)**
Margine lordo	**180.256**	**135.682**	**282.739**
Pubblicità e promozioni	(57.629)	(43.990)	(91.282)
Costi di vendita e distribuzione	(36.495)	(27.253)	(54.960)
Margine commerciale	**86.132**	**64.439**	**136.497**
Spese generali e amministrative	(22.039)	(15.140)	(31.554)
Altri ricavi operativi	4.018	303	723
Ammortamento avviamento e marchi	(13.870)	(5.665)	(11.446)
Risultato operativo = EBIT prima dei costi non ricorrenti	**54.241**	**43.937**	**94.221**
Costi non ricorrenti	(564)	(4.021)	(5.575)
Risultato operativo = EBIT	**53.677**	**39.916**	**88.645**
Proventi (oneri) finanziari netti	(2.219)	1.889	3.153
Utili (perdite) su cambi netti	7.405	(4.579)	(3.872)
Altri proventi (oneri) non operativi	(6.656)	(230)	6.066
Utile prima delle imposte	**52.207**	**36.996**	**93.992**
Interessi di minoranza	(7.293)	18	9
Utile prima delle imposte del Gruppo	**44.915**	**37.014**	**94.001**
Imposte	(12.941)	(14.342)	(30.595)
Utile netto	**31.974**	**22.672**	**63.406**

EBITDA prima dei costi non ricorrenti	**75.866**	**56.103**	**120.046**
EBITDA	**75.302**	**52.082**	**114.470**

EBITA prima dei costi non ricorrenti	**68.111**	**49.602**	**105.666**
EBITA	**67.547**	**45.581**	**100.091**

RECONTA ERNST & YOUNG ■ Via Torino 68 20123 Milano ■ Tel.: (02) 722121 (50 linee) Fax: (02) 72212037 72212038

RELAZIONE DELLA SOCIETA' DI REVISIONE
SULLA REVISIONE CONTABILE LIMITATA
DELLA RELAZIONE SEMESTRALE DELLA
DAVIDE CAMPARI-MILANO S.p.A.

Agli Azionisti
della Davide Campari-Milano S.p.A.

1. Abbiamo effettuato la revisione contabile limitata della relazione semestrale al 30 giugno 2002, costituita dai prospetti contabili (stato patrimoniale e conto economico) e dalle relative note esplicative ed integrative della Davide Campari-Milano S.p.A. e consolidati. Abbiamo inoltre verificato la parte delle note esplicative ed integrative relativa alle informazioni sulla gestione ai soli fini della verifica della concordanza con la restante parte della relazione semestrale.

2. Il nostro lavoro è stato svolto secondo i criteri per la revisione contabile limitata raccomandati dalla Consob con Delibera n. 10867 del 31 luglio 1997. La revisione contabile limitata dei dati semestrali di una controllata che rappresenta circa il 2% delle attività consolidate e circa l'8% dei ricavi consolidati è stata eseguita da altro revisore che ci ha fornito la relativa relazione. La revisione contabile limitata è consistita principalmente nella raccolta di informazioni sulle poste dei prospetti contabili e sull'omogeneità dei criteri di valutazione tramite colloqui con la direzione della Società e nello svolgimento di analisi di bilancio sui dati contenuti nei prospetti contabili. La revisione contabile limitata ha escluso procedure di revisione quali sondaggi di conformità e verifiche o procedure di validità delle attività e delle passività ed ha comportato un'estensione di lavoro significativamente inferiore a quella di una revisione contabile completa svolta secondo gli statuiti principi di revisione. Di conseguenza, diversamente da quanto effettuato sul bilancio d'esercizio della società capogruppo e sul bilancio consolidato, non esprimiamo un giudizio professionale di revisione sulla relazione semestrale.

3. Per quanto riguarda i dati comparativi relativi al bilancio d'esercizio ed al bilancio consolidato ed alla relazione semestrale dell'anno precedente, si fa riferimento alle nostre relazioni emesse in data 10 aprile 2002 e 14 settembre 2001.

■ Reconta Ernst & Young S.p.A.
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P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

4. Sulla base di quanto svolto, non siamo venuti a conoscenza di variazioni e integrazioni significative che dovrebbero essere apportate ai prospetti contabili ed alle relative note esplicative ed integrative identificati nel paragrafo 1. della presente relazione, per renderli conformi ai criteri di redazione della relazione semestrale previsti dall'articolo 81 del regolamento Consob approvato con Delibera n. 11971 del 14 maggio 1999 e successive modifiche.

Milano, 23 settembre 2002

Reconta Ernst & Young S.p.A.

Pellegrino Libroia
(Socio)

GRUPPO

CAMPARI ®

Davide Campari – Milano S.p.A.

Half-Year Report as of 30 June 2002

This document contains the English translation of an extract of the Half-Year Report of Davide Campari-Milano S.p.A. as of 30 June 2002. The translation refers to information on operations, consolidated financial statements and accompanying notes and to the parent company's financial statements, thereby excluding the accompanying notes thereto.

The translation is provided for your convenience only; and for any information in respect of Davide Campari-Milano S.p.A. the original Italian Half-Year Report, "Relazione Semestrale al 30 giugno 2002", should be exclusively relied upon.

[redacted]

Contents

[redacted]

Davide Campari – Milano S.p.A.

Corporate officers

Board of Directors [1]

Luca Garavoglia	Chairman
Jörn Böttger	Managing Director and Chief Operating Officer Italy
Carlo P. Campanini Bonomi	Director [2]
Matteo D'Asta	Director [3]
Cesare Ferrero	Director and member of the Audit Committee
Franzo Grande Stevens	Director and member of the Appointments and Remuneration Committee
Paolo Marchesini	Director and Chief Financial Officer
Marco P. Perelli-Cippo	Managing Director and Chief Executive Officer
Giovanni Rubboli	Director, member of the Audit Committee and member of the Appointments and Remuneration Committee
Renato Ruggiero	Director and member of the Appointments and Remuneration Committee [2] [4]
Stefano Saccardi	Managing Director and Officer for Legal Affairs and Business Development
Vincenzo Visone	Director and Chief Operating Officer International
Marco Vitale	Director and member of the Audit Committee
Machiel Anton Zondervan	Director

(1): In office until the approval of the financial statements for fiscal year 2003, as per resolution dated 2 May 2001.

(2): In office following the resignation of Directors Geert Gaarnat and Nicolaas J.M. Kramer, by co-optation occurred 4 March 2002, subsequently ratified by the Shareholders' Meeting of 30 April 2002.

(3): Appointed by the Shareholders' Meeting of 30 April 2002, following the passing of Prof. Vincenzo Caianiello, Director and Member of the Appointments and Remuneration Committee.

(4): Appointed member of the Appointments and Remuneration Committee by the Board of Directors on 13 May 2002.

By its resolution of 2 May 2001, the Shareholders' Meeting confirmed the vesting of Chairman Luca Garavoglia with all powers under the law and the Company By-laws for three years and until approval of the financial statements 2003.
By its resolution of 7 May 2001, the Board of Director vested the Managing Directors Marco P. Perelli-Cippo, Jörn Böttger and Stefano Saccardi with the following powers for three years and until approval of the financial statements 2003:
– Individual signature: powers of ordinary representation and management, within value or time limits set out for each category of deeds;
– With dual combined signature: powers of representation and management for given categories of deeds, within value or time limits deemed to exceed ordinary activities.

Board of Statutory Auditors [5]

Umberto Tracanella	Chairman
Marco Di Paco	Member
Antonio Ortolani	Member
Angeloguido Mainardi	Alternate Member
Giuseppe Pajardi	Alternate Member
Mario Tracanella	Alternate Member

(5): In office until approval of the financial statements for fiscal year 2003, as per resolution dated 2 May 2001

Independent Auditors [6]

Reconta Ernst & Young S.p.A.

(6): Appointed by the Shareholders' Meeting of 1 March 2001 to audit the financial statements for fiscal years 2001-2002-2003

[redacted]

Information on operations
The Group

Significant events

Acquisition of Skyy Spirits, LLC

On 15 January 2002 Redfire, Inc., a company wholly controlled by Davide Campari-Milano S.p.A., completed the acquisition of an additional 50% interest in Skyy Spirits, LLC, a company with its principal place of business in San Francisco, California, already recorded among minority interests, thereby becoming its controlling shareholder with a total interest of 58.9%.
The agreement also provides for purchase options by Redfire, Inc. and sale options by the holders of residual interests, in future fiscal years, at prices related to the results achieved during upcoming fiscal years.
The acquired company distributes in the United States, in addition to its main own brands (*SKYY Vodka* and *SKYY Citrus*), also some relevant third-party brands (among them, in particular, *Cutty Sark Scotch whisky* and *Sambuca Molinari*), as well as Campari Group brands, such as *Campari*, *Cinzano* and *Ouzo 12*.
The company directly develops commercial and marketing activities for its own products on the US market, while production activities are outsourced, but the company maintains close quality control on the activity of the contractor third parties.
In March 2002, in collaboration with Miller Brewing Co., second largest US brewery and a subsidiary of SABMiller, the company launched *SKYY Blue*, a ready-to-drink, a category undergoing very fast growth internationally and particularly in the United States; sizable marketing investments are planned to support the brand.
In 2001, the company's sales, net of discounts and excise duties, were US$ 111.9 million (about € 127.0 million), up 19% from the previous fiscal year, while income before taxes and charges for stock options granted to the management, was US$ 28.4 million (about € 32.2 million), up 37.8% from the previous year.
The consideration for the operation, valued at US$ 207.5 million (about € 235.4 million), was paid in cash and funded partly with the Group's liquidity and partly through bank loans.
The full consolidation of the company starting on January 1st, 2002 generates a goodwill in the Group's favor, to be amortized at constant rates over 20 years.

Acquisition of the Zedda Piras group

On 6 February 2002, the subsidiary company Campari-Crodo S.p.A. completed the acquisition of 100% of Zedda Piras S.p.A., a company with its principal place of business in Alghero, which originally owned 67.62% of Sella & Mosca S.p.A.. The latter company in turn owns about 93.66% of Qingdao Sella & Mosca Winery Co. Ltd., a commercial joint-venture in China with local partners, and 100% of Société civile du Domaine de la Margue, a French *chateau* with about 80 hectares of vineyards.
The total value of the transaction was € 68.2 million, with the addition of a net financial debt of € 21.8 million. The acquisition, whose consideration was paid in cash, was funded through bank loans.
On 26 June 2002, Zedda Piras S.p.A. completed the acquisition of an additional 10% interest in Sella & Mosca S.p.A., for € 3.8 million.
Net consolidated sales of the Zedda Piras group for 2001 were € 30.1 million, up 9% over the previous year, while income before taxes was € 3,8 million, up 20% over the previous year.
The acquired companies, inserted in the consolidation perimeter starting January 1st, 2002, generate a goodwill in the Group's favor, to be amortized at constant rates over 20 years.

New plant in Novi Ligure

In January 2002 the subsidiary Campari-Crodo S.p.A. started the work for the construction of the new plant in Novi Ligure, whose total surface area will be about 200,000 square meters and for which a total investment of about € 50 million is planned.
Progress on the construction works and on the completion of the plant facilities at the end of the first half of the year, in line with the project schedule, amounts to € 7.2 million, including land value.
The new production facility will initially be destined to bottling and storing sparkling wines and Cinzano vermouth, and to this end its commissioning is expected by the 2003 harvest.

For this purpose, Novi Ligure's geographical position is particularly favorable, since it is located in the Asti production area according to pertinent regulations.
Through subsequent expansions, starting in 2004, the new facility will also take on the production activities which today are carried out in the Sesto San Giovanni plant, owned by Davide Campari-Milano S.p.A., and in the Termoli plant, owned by the subsidiary company Campari-Crodo S.p.A., which will therefore be moved.

Sale of Immobiliare Vassilli 1981 S.r.l.

On 20 March 2002, the Group's interest in the subsidiary real estate company Immobiliare Vassilli 1981 S.r.l., owned by the subsidiary Lacedaemon Holding B.V. and not considered strategic within the group, was sold.

Launch of a new joint venture, Fior Brands Ltd.

On 13 May 2002, the Group launched a new joint venture with Morrison Bowmore Distillers Ltd., a company of the japanese group Suntory, for the promotion and distribution in the United Kingdom of products included in both companies' portfolios.
The newly incorporated company, still starting up as of 30 June, will initially have in its portfolio some core brands such as the Campari Group's *Campari* and *Cinzano* and Morrison Bowmore's *Bowmore* and *Midori*.

Capital reduction by Campari Holding S.A. and subsequent merger in Campari Schweiz A.G.

On 27 June 2002 Campari Holding S.A., a swiss financial company wholly owned by the Parent Company, merged with its subsidiary Campari Schweiz A.G. The operation was carried out by canceling 13,000 of the 15,000 outstanding shares for a nominal value of CHF 1,000 and the corresponding reimbursement to the shareholder Davide Campari-Milano S.p.A. The reimbursement of the excess capital resulted in a profit of € 5.4 million to the Parent Company and the Group, which derived from the difference between the current exchange rate as of the day of the transaction and the historical exchange rate at which the interest, valued at cost, was recorded.

Increase in the interest in Longhi & Associati S.r.l.

On 20 March 2002, the subsidiary company Lacedaemon Holding B.V. increased its interest in the affiliated company Longhi & Associati S.r.l., which rose from 30% to 40%.

Sales performance

All sales values set out herein, be they defined as net sales or just as sales, are always shown net of excise duties and discounts.

During the first six months of 2002, the Group's consolidated net sales reached € 306.5 million, up 31.2% over the corresponding period of 2001, when sales were € 233.6 million.

As shown in the table below, this result was achieved by effect of the major impact of recent acquisitions, whose consolidation, started January 1st, had a major impact, accounting for 30.0% of overall growth; net organic growth of the products in the portfolio was 1.2%, or 2.6% if measured before the negative impact of exchange rate variations.
The negative exchange rate effect, which globally amounted to 1.4%, was brought about almost exclusively by the Brazilian *Real*, whose average depreciation against the Euro was 13.9% during the first six months of the year.

Analysis of net sales variation	€ million	% over First half 2001
– net sales, first half 2002	306.5	
– net sales, first half 2001	233.6	
Total variation	72.9	31.2%
Whereof:		
– Skyy Spirits acquisition	53.1	22.7%
– Zedda Piras and Sella & Mosca acquisition	16.4	7.0%
– Brazilian acquisition (not consolidated as of January 2001)	0.6	0.2%
Growth through acquisitions	70.1	30.0%
– organic growth before exchange rate effects	6.2	2.6%
– exchange rate variation effects	–3.4	–1.4%
Net organic growth	2.8	1.2%
Total variation	72.9	31.2%

In regard to growth through acquisitions, the following table shows, for each acquisition, the net sales of the main product lines and the growth percentage generated by effect of their first consolidation.

	€ million	% over First half 2001
SKYY vodka + SKYY Citrus	40.6	17.4%
Other third party brand spirits (*Cutty Sark whisky* + others)	12.5	5.3%
Skyy Spirits acquisition subtotal	53.1	22.7%
Mirto di Sardegna and other typical *Zedda Piras* liquors	5.2	2.2%
Sella & Mosca Wines	11.0	4.7%
Other sales	0.2	0.1%
Zedda Piras and Sella & Mosca acquisition subtotal	16.4	7.0%
Dreher	0.3	0.1%
Admix whiskies	0.2	0.1%
Other sales, Brazilian acquisition	0.1	0.0%
Brazilian acquisition subtotal (January 2002 only)	0.6	0.2%
Total acquisition-driven growth	70.1	30.0%

By itself, consolidation of Skyy Spirits, LLC, with sales of € 53.1 million, generated a growth of 22.7%; more specifically, sales of vodka (*SKYY Vodka* and *SKYY Citrus*) were € 40.6 million, i.e. a growth of 17.4%, whilst the sales of other products imported and marketed on the US market (*Cutty Sark Scotch Whisky* and other third-party brand spirits), amounted to € 12.5 million.

It should be recalled that, before achieving control of Skyy Spirits, LLC in January 2002, the Group had held, since 1998, a minority stake in this company and, as such, its sales were excluded from the consolidation perimeter. However, by virtue of commercial agreement executed simultaneously with the acquisition of the minority stake, the Group was already the exclusive distributor of *SKYY Vodka* in all world markets, excluding its own domestic market (the United States), and Skyy Spirits, LLC already distributed *Campari* and other Group products in the US market. Therefore, the contribution to the Group's acquisition-driven growth deriving from the consolidation of Skyy Spirits, LLC does not coincide with the company's net sales, because the sales that had already been consolidated previously, by virtue of said existing commercial agreements, counts for the organic part of the business.

SKYY Vodka sales on the US market had a positive trend, with a growth rate in depletions which remains consistently at double-digit levels, as provided by the brand's development plan.

In March 2002, in the United States, in collaboration with Miller Brewing Co., second largest US brewery and a part of the SABMiller group, the company launched *SKYY Blue*, a ready-to-drink, a category undergoing very fast growth internationally and particularly in the United States and in the UK; a major marketing plan was successfully implemented to support the product.

The license agreement for the brand provides for Skyy Spirits, LLC to be paid royalties in proportion to the sales of *SKYY Blue* achieved by Miller Brewing Co., and a contribution to the costs involved with the marketing investment, borne by Miller Brewing Co. In any case, during the current and the next fiscal year Skyy Spirits, LLC will be entitled to a minimum amount of royalties, net of the aforementioned marketing contributions, of USD 5 million per year.
Consequently, *SKYY Blue* sales in the US market are not included within the Group's consolidation perimeter.

Consolidation of sales deriving from the acquisition of Zedda Piras and Sella & Mosca had an impact of € 16.4 million during the first half of 2002, generating a growth of 7.0% of the Group's net sales for the first half of 2001.
Sales of *Sella & Mosca* wines amounted to € 11.0 million, whereof about 85% were achieved in the Italian market and 15% in foreign markets. Starting in May, the selling of *Sella & Mosca* wines in international markets was taken over by the Group's international sales organization.
Sales of *Mirto di Sardegna* and other Zedda Piras liquors, accomplished almost entirely in the Italian market, were € 5.2 million. Starting in May, the marketing of Zedda Piras products outside Sardinia was taken over by the Campari S.p.A. subsidiary.
Overall, sales for the first half of the year show a growing trend, both for *Mirto* and for *Sella & Mosca* wines, in line with expectations.

Lastly, acquisition-driven growth includes the sales – for January 2002 only – of the brands that were included in the Group's product portfolio as a result of last year's Brazilian acquisition, consolidated only after February 2001.

The following table highlights net sales allocation and performance by geographical area.

Net sales by geographical area	First half 2002		First half 2001		% Variation
	€ million	%	€ million	%	2002 / 2001
Italy	159.4	52.0%	132.9	56.9%	20.0%
Europe	55.0	17.9%	60.4	25.9%	–9.0%
Americas	86.5	28.2%	32.7	14.0%	164.9%
Rest of the world	5.5	1.8%	7.6	3.2%	–26.9%
Total	306.5	100.0%	233.6	100.0%	31.2%

In Italy, net sales in the first half of 2002 were € 159.4 million, up 20.0% overall with respect to the corresponding period of 2001; of this increase, 8.1% is due to the positive performance of products already in the portfolio (mainly *Campari*, *CampariSoda* and *Cinzano* sparkling wines) and for the remaining 11.9% to the Zedda Piras and Sella & Mosca acquisition.
Although the combined effect of organic and acquisition-driven growth generated an appreciable increase in absolute terms, Italy saw its percentage of the Group's total net sales decrease from 56.9% to 52.0% thanks to the faster growth in the Americas area, resulting from the acquisition of Skyy Spirits, LLC.

Net sales in the Europe area during the first half of the year amounted to € 55.0 million, down 9.0% from last year; this drop, in organic terms, i.e. before accounting for the slight positive impact deriving from the acquisitions (Europe-wide sales of *Sella & Mosca* wines amount to 1.2%), is actually 10.2%.
Whilst sales performance in some important markets, such as Spain, France and Holland – in spite of a substantially level trend in consumption – was negatively impacted by inventory reduction in the distribution channel, in Germany the situation appears more critical, both because of this market's strategic dimension and of the persistence of the negative trend in *Campari* consumption, as Germany is the second most valuable market for this product.
On the contrary, sales in important markets such as Switzerland, Greece and the United Kingdom had a positive trend. In the UK, the commercial joint venture launched with the partner Morrison Bowmore Distillers Ltd., subsidiary of the Japanese group Suntory, has been fully operational since June.

The Americas area, by effect of the Skyy Spirits acquisition discussed above, doubled the incidence of its sales relative to the Group's total sales: it went from 14.0% to 28.2% during the six month period in question.
Sales amounted to € 86.5 million, with a total growth of 164.9% over the corresponding period of 2001, and almost entirely generated by acquisitions. Organic growth net of exchange rates effects, at 0.6%, was strongly affected by the devaluation of the Brazilian *Real*, the currency used for about 80% of organic business sales in the Americas area; before accounting for the negative exchange rate effect, organic growth in the area was actually 11.3%.

The Brazilian subsidiary, which currently has to operate in a macroeconomic environment that is heavily influenced by the upcoming elections, closed the first half of 2002 in a satisfactory manner, recording sales growth of 3.0% in terms of volume and 8.2% in terms of local currency revenues.

The table below shows the breakdown of net sales in the Americas area.

Breakdown of net sales	First half 2002		First half 2001		% Variation
in the Americas area	€ million	%	€ million	%	2002 / 2001
USA	57.9	67.0%	2.3	7.0%	2419.7%
Brazil	25.5	29.5%	26.9	82.3%	–5.2%
Other countries	3.1	3.6%	3.5	10.6%	–10.9%
Total	86.5	100.0%	32.7	100.0%	164.9%

In the Rest of the World complementary area, net sales during the first half of the year were € 5.5 million, down 26.9% from last year, mainly due to a temporary slow-down in orders by Japanese and Australian distribution, without a corresponding slow-down in consumption.

The two tables that follow respectively show:
– Net sales breakdown and trend by business segment;
– The breakdown of total growth for each business segment, in the two components of acquisition-driven and organic growth.

Net sales by segment	First half 2002		First half 2001		% Variation
	€ million	%	€ million	%	2002 / 2001
Spirits	195.2	63.7%	134.4	57.5%	45.2%
Wines	34.0	11.1%	25.5	10.9%	33.3%
Soft drinks	71.4	23.3%	70.9	30.4%	0.7%
Other sales	5.8	1.9%	2.7	1.2%	113.6%
Total	306.5	100.0%	233.6	100.0%	31.2%

Net sales variation by segment	Total variation First half 2002/2001	Whereof Acquisition-driven growth	Whereof organic growth Net of exchange rate effects
Spirits	45.2%	43.7%	1.5%
Wines	33.3%	43.1%	–9.8%
Soft drinks	0.7%	0.0%	0.7%
Other sales	113.6%	12.0%	101.6%
Total	31.2%	30.0%	1.2%

Spirits

Net sales of the spirits segment for the first half of 2002 were € 195.2 million, up 45.2% overall from the corresponding period of last year.
Recent acquisitions' contribution, decisive in this segment's trend and amounting to 43.7%, was € 58.8 million, as shown in the table below:

	€ million	% over First half 2001 spirits
SKYY vodka + SKYY Citrus	40.6	30.2%
Cutty Sark + other brands marketed by Skyy Spirits	12.5	9.3%
Mirto di Sardegna and other typical *Zedda Piras* liquors	5.2	3.9%
Dreher + admix whiskies (sales in January 2002)	0.5	0.3%
Total acquisition-driven growth, spirits	58.8	43.7%

First half year organic growth of the Group's spirits was 1.5%, net of negative exchange rate effects.
The following is a brief comment on sales performance for each brand.

Campari was down 3.4% (2.0% before the negative effect brought about by the depreciation of the Brazilian *Real*), showing different trends in its three major markets, i.e. Italy, Germany and Brazil, which account for roughly 55% of the brand's total sales.
Sales in the Italian market were highly positive, and extremely encouraging are both market share data and consumption growth in the youth target segment: the strong and consistent support provided by marketing and sales investments is yielding results aligned with the most ambitious development projections for the brand.
In Germany, on the contrary, *Campari* sales in the first half of the year confirmed the negative consumption trend which the Group intends to contrast by strategically repositioning the brand and increasing its advertising investment.
For Brazil, as stated, it is essential to distinguish the negative effect connected with the devaluation of the *Real* from the actual health and resulting performance of the products on the market; in particular *Campari*, whose consumption relative to other products locally in the portfolio are more closely linked to the macroeconomic situation, despite everything that occurred, actually grew slightly over 2001, although the effects of this trend were wiped out by the devaluation.

CampariSoda grew by 9.2%: the excellent sale results during the first half was brought about by the positive performance of the Italian market, where a major promotional campaign, sustained by consistent advertising support, was completed even more successfully than had been anticipated.

Dreher was down 0.7%: for the Brazilian *aguardente*, whose consumption seems less closely correlated than *Campari*'s to macroeconomic conditions, volume and net sales performance expressed in local currency was quite positive; however, the devaluation of the *Real* totally canceled out its impact.

Admix whisky (*Drury's, Old Eight* and *Gold Cup)* sales grew 3.9%: these products, which are whiskies produced in Brazil with imported malt, benefiting from the hardships encountered by imported whiskies, had a particularly strong sales performance; even after accounting for the strong negative impact of the devaluation, they gave a positive contribution to the growth of the Group's net sales of spirits.

Cynar sales were down 3.4%; the contraction in the Italian market was only partially offset by positive results in the main international markets.

Biancosarti was up 7.5%: sales, entirely achieved in the Italian market, benefited during the half-year from an effective promotional support.

Ouzo 12 net sales grew by 6.2%: the positive performance of the Greek market and the impact of the distribution expansion to the American market offset the drop recorded in Germany.

SKYY Vodka sales in export markets grew 52.5%, both thanks to the positive development of the markets where the product had already been introduced, such as Italy, and to the distribution expansion in international markets. For the US market, the previous considerations about double-digit growth apply.

Zedda Piras achieved, during the half-year period, a satisfactory result in terms of sales, stronger in Sardinia than in the rest of Italy, where the move to shift distribution responsibilities to the Campari S.p.A. sales network and the new advertising campaign, planned for the Autumn, should generate a volume acceleration during the second half of the year.

In regard to the performance of third-party brand spirits, sales of *Jägermeister*, up 7.3% during the first half of 2002 thanks to the Italian market's decisive contribution, indicate the brand's healthy condition. On the other hand, sales of *Grant's* were down: in spite of the good result achieved in the Italian market, this product was strongly penalized by the sharp drop in sales recorded in Brazil, where all imported whiskies sold locally at very high prices met the same fate.
During the six-month period, net sales of *Grand Marnier* in Germany and of *Gorbaciova* vodka in Switzerland also contracted slightly.

Wines

Net sales of wines for the first half of the year were € 34.0 million, up 33.3% over 2001.
This growth is wholly due to the acquisition of *Sella & Mosca* wines, which contributed a growth of 43.1%; the organic part of the business, on the contrary, was down 9.8%, essentially due to slower *Cinzano* brand sales.
More in particular, sales of the *Cinzano* vermouth dropped 17.4% which, with a few exception, was recorded in all major countries.
The main reasons for this unsatisfactory result stem from three concurrent phenomena: first of all, for this specific product category, the market contraction intensified; secondly, competitors' commercial aggressiveness remained high; at the same time, the introduction of the new packaging on the European market, started at the end of the half-year period and currently still ongoing, led to a decrease in inventory levels in the channel and a partial postponement of promotional and advertising investments to the second half of the year.
On the other hand, *Cinzano* sparkling wines sales grew 5.4% during the first half of the year. This result is essentially due to the positive sales performance on the Italian market, where the brand is starting to reap the rewards of the investments made the previous fiscal year.
In Germany, foremost market for our product, sales were down in line with the contraction in the demand for sparkling wine and in particular for Asti.
The half-year was also negative for the sales of the *Liebfraumilch* wine in Brazil and for distributed third-party brands, i.e. *Riccadonna*, sold mainly in Australia, and the sparkling wine *Henkell Trocken*, marketed in Switzerland.

In regard to *Sella & Mosca*, sales were more than satisfactory in the domestic market, as anticipated, whilst in export markets the distribution restructuring caused slight delays in sales with respect to the growth plan, but we believe they can be redressed without particular problems in the second half of the year.

Soft drinks

During the first half of the year, net sales of soft drinks amounted to € 71.4 million, up 0.7% over the corresponding period of 2001.
The proportion of the sales of this segment over the Group's total sales, however, decreased considerably, going from 30.4% to 23.3% during the first six months of 2002, an inevitable consequence of the acquisition strategy, which focused on spirits & wines.
The Italian market, accounting for 98% of soft drinks sales, exhibited the behavior described below for the Group's main brands.

During the half-year period, *Crodino* sales grew by 2.4%: in June, the brand increased its market share even further, in spite of the heavy slowdown in sell-in during the second quarter after the strong growth recorded in the first quarter, which was favored by an intense promotional campaign.

Lemonsoda, Oransoda and *Pelmosoda* globally slowed more markedly than the carbonated drinks segment as a whole, with sales down 4.7%, due to adverse weather conditions, which continued during the summer season.

Sales of *Crodo* mineral water were down 4.6%.

Among third-party brands, of note is the 7.3% growth of net sales of *Lipton Ice Tea*, which benefited from the promotional and advertising investments connected with the launch of the "*Fusion*" brand extension, along with the drop in the sales of *Granini* fruit juices.

Other sales

This complementary segment, comprehensive of all net sales of all items that cannot be classified as finished product, generated € 5.8 million during the first half of 2002, more than doubling from last year as a result of the increased bottling activity on behalf of third parties during the period.

Income

The table below summarizes the consolidated income statement for the first half of 2002 and 2001, reclassified according to international practices. Values are expressed in millions of €; each entry in the income statement shows the percentage of sales as well as the percent variation between the corresponding values recorded in the two compared periods.

(€ million)	First half 2002		First half 2001		variation
	value	%	value	%	%
Net sales	306.5	100.0%	233.6	100.0%	31.2%
Cost of materials	(102.9)	–33.6%	(78.4)	–33.6%	31.2%
Cost of production	(23.4)	–7.6%	(19.5)	–8.3%	20.0%
Total cost of goods sold	(126.3)	–41.2%	(97.9)	–41.9%	28.9%
Gross margin	180.2	58.8%	135.7	58.1%	32.9%
Advertising and promotion	(57.6)	–18.8%	(44.0)	–18.8%	31.0%
Sale and distribution costs	(36.5)	–11.9%	(27.3)	–11.7%	33.9%
Trading profit	86.1	28.1%	64.4	27.6%	33.7%
General and administrative expenses	(21.9)	–7.1%	(15.1)	–6.5%	45.6%
Other operating revenues	4.0	1.3%	0.3	0.1%	–
Goodwill and trademark amortization	(13.9)	–4.5%	(5.7)	–2.4%	144.8%
Operating income (= EBIT) before non recurring costs	54.3	17.7%	43.9	18.8%	23.5%
Non recurring costs	(0.6)	–0.2%	(4.0)	–1.7%	–86.0%
Operating income = EBIT	53.7	17.5%	39.9	17.1%	34.5%
Net financial income (losses)	(2.2)	–0.7%	1.9	0.8%	–217.5%
Income (losses) on net exchange rates	7.4	2.4%	(4.6)	–2.0%	–261.7%
Other non operating income (losses)	(6.7)	–2.2%	(0.2)	–0.1%	–
Income before taxes	52.2	17.0%	37.0	15.8%	41.1%
Minority interest	(7.3)	–2.4%	0.0	0.0%	–
Group income before taxes	44.9	14.6%	37.0	15.8%	21.3%
Taxes	(12.9)	–4.2%	(14.3)	–6.1%	–9.8%
Net income	32.0	10.4%	22.7	9.7%	41.0%
Total depreciation and amortization	(21.6)	–7.1%	(12.2)	–5.2%	76.8%
EBITDA before non recurring costs	75.9	24.8%	56.1	24.0%	35.2%
EBITDA	75.3	24.6%	52.1	22.3%	44.6%
EBITA before non recurring costs	68.1	22.2%	49.6	21.2%	37.3%
EBITA	67.5	22.0%	45.6	19.5%	48.2%

The different operating profitability levels reported in the income statement, i.e. trading profit, EBITDA, EBITA and EBIT, show significant growth levels for the half-year closed as of 30 June 2002 over the data of the corresponding period 2001.
The Group's operating profitability benefited to a considerable extent from the positive effect of the first consolidation of the acquisitions of Skyy Spirits, LLC, Zedda Piras S.p.A. and Sella & Mosca S.p.A.

The trading profit, which represents the profitability of the products sold, net of production, sale, distribution costs and of promotional and advertising investments, in the first half of 2002 amounted to € 86.1 million, up 33.7% over the corresponding period of the previous fiscal year. This positive variation is constituted for 31.7% by the consolidation of the margin of the newly acquired brands and for 2.0% by the organic growth of the existing business.

The trading profit's percentage of net sales was 28.1%, better – even in relative terms – than last year's 27.6%.

This improvement in profitability, quantifiable in 0.5 percentage points, derives from a reduction in the incidence of the cost of goods sold, the continued promotional-advertising pressure and, in the opposite direction, from a slight increase in sale and distribution costs.

More in particular, the cost of goods sold reduced its overall incidence on net sales, from 41.9% to the current 41.2%; this reduction is due to the following factors:

- with regard to the organic part of the activity, in the first place there is a lesser incidence of the cost of materials, mainly due to the Brazilian subsidiary, and secondly a positive sale mix effect, given the less than stellar performance, during the semester, of the lower-margin part of the soft drinks portfolio.
- with regard to assets recently included in the consolidation perimeter, there is the globally positive impact of Skyy Spirits, LLC, where the higher incidence of the cost of materials is more than offset by the lack of production expenses; equally favorable is the incidence of the costs of *Mirto* and of the other *Zedda Piras* liquors, whilst Sella & Mosca impacts on the Group's costs with a higher total cost of production, nonetheless consistent with the values of the wines sector.

In absolute value terms, promotion and advertising investments grew by 31.0% i.e. proportionally to the growth of net sales; their percentage on sales remained unchanged at 18.8%.
This equilibrium condition was the product of different dynamics, which balanced each other. Concerning the acquisitions, while Skyy Spirits, LLC came into the consolidation perimeter with a slightly higher A&P pressure than the organic one, for Sella & Mosca and Zedda Piras this expenditure had a much lower incidence on net sales during the half-year period, the former because its wine portfolio is naturally not A&P-intensive, the latter because it planned to focus its media activity in the autumn of the current year.
Concerning instead the organic part of the business, the growth of promotional and advertising investments on the Italian market was overweight, whereas they remained generally contained on international markets.
It should be recalled that the promotional and advertising expense for third-party products marketed by the Group is shown net of the contributions received from the brand owners, which amounted to 3.0% of the Group's sales in the six-month period; therefore, the incidence of the promotional and advertising expense incurred, before deducting said contributions, amounted to 21.8% of sales.

Lastly, sale and distribution costs grew slightly faster than sales and during the first half of the year their incidence on sales was 11.9% compared to last year's 11.7%. This growth is partly due to the higher weight of sales organizations in acquired companies and partly to the strengthening of existing structures, aimed at managing a more extensive product portfolio.

On the other hand, distribution costs are lower than last year, in terms of incidence on sales; this is due both to the positive impact deriving from the new consolidated companies and to the positive effects of the logistical rationalization carried out in Italy last year.

Operating income (EBIT) was € 53.7 million in the first half of 2002, up 34.5% over the previous year and with an incidence of 17.5% on net sales, slightly higher than the 17.1% recorded in 2001.

In addition to the factors noted above, income statement entries that had a significant impact on operating income, which should be highlighted herein, are: general expenses, other operating revenues, goodwill and trademark amortization and non recurring costs.

General and administrative expenses grew, during the six-month period, both in absolute terms and in terms of percentage of net sales, going from 6.5% in 2001 to 7.1%. Said greater relative weight is essentially due to some specific costs borne in the period by the Brazilian subsidiary, for organizational consulting work, and by the German subsidiary, for moving the offices into their new location.

The other operating revenues during the first half of the year amounted to € 4.0 million, providing a significant contribution to the Group's operating income and a sizable increase over the previous year, when their value was only € 0.3 million. Said income statement entry, which includes royalties collected from third parties, in 2002 benefited from € 3.8 million in royalties collected by Skyy Spirits, LLC from Miller Brewing Co., by virtue of the aforementioned licensing agreement for the Group's *SKYY Blue* brand.

During the reference period, goodwill and trademark amortization was € 13.9 million, compared with € 5.7 the first half of last year: the additional € 8.2 million result from the acquisitions of Skyy Spirits, for € 6.5 million, Zedda Piras and Sella & Mosca, for € 1.4 million, and to the full consolidation of the Brazilian acquisition (which in 2001 started only in February), for € 0.3 million.

Non recurring costs for the first half of 2002, relating to extraordinary personnel costs, were € 0.6 million; in the corresponding period of 2001, when they amounted to € 4.0 million overall, the costs for the upgrade of the company's organization and structure deriving from the IPO were € 2.3 million.

The growth rates of the other two operating profitability indicators shown separately in the income statement above, i.e. EBITDA and EBITA, greatly exceed that of operating income (EBIT), because they fully incorporate the positive economic impact of the acquisitions, without considering its goodwill and trademark amortization.

In particular, EBITA, i.e. operating income before goodwill and trademark amortization, amounted to € 67.5 million in the first six months of 2002, up 48.2% over last year. EBITDA, i.e. operating income before all depreciation and amortization, both on tangible and intangible fixed assets, was € 75.3 million, up 44.6% over last year, and its net sales incidence grew from 22.3% to 24.6%.

While sizable, the growth in the EBITDA, EBITA and operating income (EBIT) profitability indicators, before non recurring costs, seems lower than the growth in the same indicators net of said non recurring costs, because the first half of last year these extraordinary costs greatly exceeded the 2002 entry.

Consolidated income before taxes (and minority interests) was € 52.2 million, amounting to 17.0% of net sales and up 41.1% over the value recorded the first half of last year.

Income statement entries between operating income and income before taxes, i.e. net financial losses, income on net exchange rates and other non operating income, exhibited the following behavior.

The period's net financial losses amounted to € 2.2 million, compared to a positive balance of € 1.9 million achieved the first half of last year; comparing the data for the two period, therefore, shows a net negative impact of € 4.1 million. The acquisitions completed at the beginning of the year required cash outlays for € 358.0 million, which caused the aforesaid impact on the income statement, a modest one in view of the particularly favorable behavior of interest rates during the period.

Income on net exchange rates recorded during the first half of the year, and posted net of realized losses, were € 7.4 million; this amount includes:

– for € 2.5 million, the income deriving from closing the credit lines in US dollars, activated in January 2001 and pertaining to the Brazilian acquisition. The favorable performance of the money markets allowed to repay this foreign currency debt, recouping the unrealized loss posted in the financial statements as of 31 December 2001;
– for € 5.4 million, the income achieved by the Parent Company with the partial reimbursement of the share capital of the subsidiary Campari Holding S.A, subsequently merged with Campari Schweiz A.G.; this amount, classified as income on net exchange rates, resulted from the positive difference between the equivalent value in € of the reimbursed capital and the value recorded when the company was incorporated, as discussed in the accompanying note;
– for € 0.5 million, losses on net exchange rates, mostly unrealized, resulting from the operations of the Brazilian subsidiary.

In the first half of 2001, the income statement entry pertaining to exchange rate differences showed a net loss of € 4.6 million, whereof, incidentally, € 3.8 million derived from the unrealized loss on the loans in US Dollars, described above.

The other non operating income and losses for the first half of 2002 show a net loss of € 6.7 million. The two main items comprising this amount were:

– a capital gain of € 3.3 million, achieved by the subsidiary Campari Schweiz A.G. and relating to non instrumental real estate sold during the period,
– provisions for a total of € 10.0 million relating to the industrial rationalization plan whose costs will be borne from next year on, simultaneously with the start of production in the new Novi Ligure facility; this amount comprises restructuring provisions, for € 7.2 million overall, and asset depreciation for € 2.8 million.

Given the € 0.2 million in net non operating costs recorded in the income statement as of 30 June 2001, the negative impact resulting from comparing the two periods amounts to € 6.5 million.

The Group's income before taxes in the first half of 2002, amounting to € 44.9 million, net of minority interests of € 7.3 million, grew by 21.3% over the corresponding period of last year.
Third-party held shares in companies included in the Group's consolidation perimeter, negligible in the first half of 2001, grew considerably as a result of the most recent acquisitions and the value of third-party income grew along with them. Today, the most significant third-party held shares are the 41.1% interest in Skyy Spirits, LLC and the 22.38% interest in Sella & Mosca S.p.A..

The Group's net income for the period was € 32.0, up 41.0% over the first half of 2001. This growth rate, far greater than the growth rate of earnings before taxes, was brought about by the reduced tax burden for the period, deriving from the *DIT (Dual Income Tax)* tax break, which mostly benefited the Parent Company, and the *Tremonti bis* tax break, benefiting mostly the Campari-Crodo S.p.A. subsidiary, for the portion of investments incurred during the period for the construction of the new Novi Ligure facility.

Profitability by business segment

The Group's trading profit, amounting to € 86.1 million in 2002 and up 33.7% over the corresponding period of 2001, is distributed as follows, by business areas.

Trading profit	First half 2002		First half 2001		Variation
	€ million	& of total	€ million	& of total	in %
Spirits	66.4	77.1%	46.1	71.6%	43.9%
Wines	6.1	7.1%	4.5	7.1%	33.9%
Soft drinks	13.1	15.2%	13.4	20.7%	–2.1%
Others	0.6	0.7%	0.4	0.6%	45.2%
Total	86.1	100.0%	64.4	100.0%	33.7%

The analysis of the trading profit by business segment shows that the considerable increase in total profitability, amounting to 33.7%, was mainly generated by spirits, up 43.9%, and, to a lesser extent, by wines, up 33.9%, i.e. the two businesses where the Group focused its growth strategy.
The trading profit generated by spirits and wines accounted for more than 84% of the total trading profit generated by the Group during the first half of 2002; hence, it is clear that the importance of the aforesaid segments for the Group is far greater, in terms of income, than would appear in terms of sales, where their incidence amounted to 74%.
The tables that follow show, for each of the four segments, the percent variation in trading profit, gross margin (i.e. net sales minus cost of goods sold), and of net sales, as well as the incidence of these margins on sales.

Spirits profitability

	First half 2002		First half 2001		variation
	€ million	% of Segment sales	€ million	% of Segment sales	in %
Net sales	195.2	100.0%	134.4	100.0%	45.2%
Gross margin	131.4	67.3%	92.4	68.7%	42.2%
Trading profit	66.4	34.0%	46.1	34.3%	43.9%

The trading profit generated by spirits in the first half of 2002 was € 66.4 million, up 43.9% over last year.
The growth in profitability was substantially in line with net sales data, since margins also benefited from the considerable impact of the two acquisitions. The percentage of margins on net sales, however, showed a drop with respect to last year: greater for gross margin, lesser for trading profit.
Gross margin, which nonetheless remains at absolutely satisfactory levels, dropped from last year's 68.7% to 67.3%, down 1.5 percentage points; this results from the greater incidence, compared to the structural value for the Group's spirits, of the cost of goods sold for the Skyy Spirits, LLC portfolio, and especially for licensed products, such as *Cutty Sark*.
Trading profit amounted to 34.0%, down only 0.3% from last year: the productivity improvement, relative to the gross margin, results from a lesser incidence of promotional and advertising costs, brought about by the consolidated new products.

Wines profitability

	First half 2002		First half 2001		variation
	€ million	% of Segment sales	€ million	% of Segment sales	in %
Net sales	34.0	100.0%	25.5	100.0%	33.3%
Gross margin	16.5	48.5%	11.5	45.0%	43.8%
Trading profit	6.1	17.9%	4.5	17.8%	33.9%

Trading profit generated by wines during the first half of 2002 was € 6.1 million, up 33.9% over last year.
For this segment, it should be recalled that, during the period, the impact of the Sella & Mosca acquisition was decisive for the purpose of reaching the aforesaid growth rate, given that the sales performance of wines already in the portfolio was unfavorable, with a contraction of 9.8%.
The percentage of trading profit on net sales, amounting to 17.9%, remained at the same level as the previous year (17.8%), since the greater margins linked with the acquisitions offset the contraction suffered by the organic business. More in particular, the gross margin for the first half of 2002 accounted for 48.5% of net sales, up by 3.5 percentage points from the previous year, by effect of a reduction in the cost of goods sold generated by the consolidation of the Sella & Mosca wines, whose ratio of cost of production over sales is lower than for *Cinzano* brands (and the Group's other wines), whose production is wholly carried out by third parties.
By contrast, sales and distribution costs for the first half of 2002 represented a far greater percentage of sales than last year; consequently, trading profit returned to the levels of the first half of 2001 in terms of percentage of sales. The

heavier burden of sale and distribution costs resulted from the increased importance, within the wines segment, of sales accomplished through the Group's own sales organization, given that the first half of the previous year Cinzano was prevalently marked through third-party distributors; in fact:

- for acquired businesses, sales of *Sella & Mosca* wines, excluding exports, were managed by the acquired company's sales organization;
- for existing businesses, the strong growth in the sales of *Cinzano* products in Italy, managed through the Group's own structure, entailed an increase in the corresponding costs.

Promotional and advertising expenses kept their overall incidence on net sales unchanged (since the smaller expense on Sella & Mosca was offset by a greater incidence of these costs on the *Cinzano* brand); for the second part of the year, however, the incidence of these costs is expected to grow because of greater investments destined to re-launch the *Cinzano* brand in the Italian market where, after a long absence, a new advertising campaign for *Cinzano* sparkling wives is planned.

Soft drinks profitability

	First half 2002		First half 2001		variation
	€ million	% of Segment sales	€ million	% of Segment sales	in %
Net sales	71.4	100.0%	70.9	100.0%	0.7%
Gross margin	31.8	44.5%	31.4	44.3%	1.3%
Trading profit	13.1	18.3%	13.4	18.8%	–2.1%

The performance of the soft drinks segment was substantially stable: variations in net sales, gross margin and trading profit were absolutely marginal with respect to the corresponding period of last year.
Trading profit was € 13.1 million, down 2.1%. This slight drop in profitability is substantially due to a higher incidence of promotional and advertising investments, destined in particular to the *Crodino* brand.

Other sales profitability

	First half 2002		First half 2001		variation
	€ million	% of Segment sales	€ million	% of Segment sales	in %
Net sales	5.8	100.0%	2.7	100.0%	113.7%
Gross margin	0.6	10.1%	0.4	14.8%	45.2%
Trading profit	0.6	10.1%	0.4	14.8%	45.2%

Although the trading profit generated by the complementary segment of other sales, amounting to € 0.6 million grew strongly, its absolute values are still wholly marginal.
Bottling activities on behalf of third parties will benefit, during the second half of the year, from an increase in transfer prices, already agreed with the other party.

Net financial position

As of 30 June 2002, the net financial debt of € 239.4 million is broken down as follows:

(€ million)	30 June 2002	30 June 2001	31 December 2001
Cash and banks	62.8	137.7	177.8
Marketable securities	12.0	41.3	46.4
Payables due to banks	(293.1)	(88.3)	(112.3)
Real estate lease and other financial payables (current portion)	(1.9)	(2.5)	(1.8)
Net liquid funds	(220.2)	88.2	110.1
Real estate lease and other financial payables (medium – long term portion)	(19.2)	(13.5)	(13.5)
Net financial position	(239.4)	74.7	96.6

This financial position does not consider the own stock held by the Parent Company, recorded among fixed financial assets at the purchase cost of € 31 million.
The growth in financial debt relative to 31 December 2001 is due to the acquisitions discussed above: in particular, Skyy Spirits entailed transaction costs for about € 235.4 million, along with the Group's additional debt burden of € 29.2 million; this amount includes the initial net financial debt of the acquired company as well as the distribution, in April, of the residual part of retained earnings as of the acquisition date.
The acquisition of Zedda Piras S.p.A. had a negative impact of € 91.5 million on the Group's net financial position, of which € 21.4 million derive from the newly consolidated companies' initial debt and a loan from Société Civile di Domaine de la Margue, which is excluded from the consolidation.
Lastly, it should be stressed that if Qingdao Sella & Mosca Winery Co. Ltd. and Société civile du Domaine de la Margue, both subsidiaries of Sella & Mosca S.p.A., had been included in the consolidation perimeter, the Group's financial situation would have worsened by € 0.4 million.

The Parent Company

The first half of 2002 closed with net income of € 99.5 million, far greater than the € 15.6 million of the corresponding period of the previous year, net of € 1.7 million in amortization and depreciation, € 0.6 million in provisions for risks and € 1.2 million in provisions for income taxes.
The considerable earnings growth during the period over the previous year was mostly generated by the increase in income from equity investments, as well as from the improvement in operating and financial results.
With regard to operations, to a value of production of € 51.5 million and substantially consistent with the first half of last year corresponded production costs of € 44.7 million, down € 5.6 million from the first half of 2001; it should be stressed, incidentally, that last year's service costs included the expenses borne for upgrading the corporate structure in view of the IPO.
The significant improvement in financial income, whose net total balance is € 93.6 million as opposed to € 14.1 million as of 30 June 2001, was brought about in particular by the important inflow of dividends received from subsidiaries, amounting to € 93.6 million, and the achievement of substantial parity between financial income and expenses. A decisive contribution in this regard came from income on exchange rates, amounting to € 2.5 million, generated by extinguishing the exposure in US Dollars activated during 2001 in connection with the Brazilian acquisition.
Lastly, extraordinary income, with a net amount of € 0.4 million, was characterized by extraordinary revenues for € 5.4 million resulting from the reimbursement of a portion of the share capital resolved by Campari Holding S.A., subsequently merged with its subsidiary Campari Schweiz A.G., and, with the opposite sign, by the provisions for € 5.2 million related to the previously discussed industrial restructuring plan, which calls for transferring some production activities to the new Novi Ligure facility, currently under construction.
During the six-month period in question, the Company carried out its operations with 271 employees, at the headquarters of Via Filippo Turati in Milan and in the Sesto San Giovanni plant.

Campari on the stock exchange

Shares and shareholders

The share capital of Davide Campari-Milano S.p.A. is € 29,040,000 divided in 29,040,000 shares with a par value of € 1.00 each.
As of 30 June 2002, the main shareholders are:

Shareholder	n. of common shares	% ownership
Alicros S.r.l.	14,809,600	50.997%
Morgan Stanley Investment Management Ltd. (1)	2,726,622	9.389%
Davide Campari-Milano S.p.A. (2)	1,000,000	3.443%

(1) Communication of 30 May 2002
(2) Purchase of own stock aimed at servicing the stock option plan

Share performance

During the first half of 2002, the price of Campari stock at the MTA performed very well, with an absolute increase of 26.5% and relative performance of 37.2% with respect to the Mibtel index. During the first six months of the year, trading reached an average daily volume of 65,334 traded shares and a global trading volume amounting to 28.1% of all shares comprising the share capital.

Share Data	First half 2002	2001 [1]
High price (€)	37.77	31.00
Low price (€)	25.28	21.84
Average price (€)	31.43	27.16
Price as of closing day of the period	33.36	26.37
Stock market capitalization as of closing day of the period (€ million)	968.8	765.8
Average volumes traded (number of shares) [2]	65,334	42,260

Source: Bloomberg
(1) : MTA trading started 6 July 2001. Placement price: € 31.00
(2) : Excluding the first week of trading in 2001

Share performance since January 1st, 2002



Euro
40
35
30
25
20
15
10
5
No. shares
450.000
400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
Jan-02
Jan-02
Feb-02
Mar-02
Apr-02
May-02
June-02
July-02
Aug-02
Sep-02
Campari (change in volume)
Mibtel Index (relative)
Campari (share price)
Dow Jones STOXX Food&Beverage Index (relative)

Source: Bloomberg

Research and development activity

Research and development activity concerned exclusively ordinary production and commercial activities; accordingly, the related costs have been fully recognized in the income statement for the period.

Relationships with non-consolidated subsidiary companies, parent companies and their subsidiaries

Pursuant to Article 2428 of the Italian Civil Code and Consob resolutions no. 97001574 of 20 February 1997 and no. 98015375 of 27 February 1998, all the Group's relationships with subsidiary companies not included in the consolidation areas are listed below, along with its relationships with associated companies, parent companies and the subsidiaries thereof, with particular reference to any income statement effects, if significant. All transactions set out below are at market prices and conditions.

Entry	€ / ml.	Description of transactions
Sales revenues	4.0	Revenues from sales to the subsidiary companies M.C.S. S.c.a.r.l. and International Marques V.O.F. for the supply of products by the subsidiary Campari International S.A.M.
	0.03	Revenues from sales by Sella & Mosca S.p.A. to Qingdao Sella & Mosca Winery Co. Ltd., a subsidiary company excluded from the consolidation area.
Other revenues	0.03	Rent in relation to the sub-letting contracts for office use involving a portion of the buildings of via Bonaventura Cavalieri 4, 20121 Milan and of via Filippo Turati 25, 20121 Milan, stipulated respectively between the Parent Company and the controlling shareholder Alicros S.r.l. and between the Parent Company and the subsidiary company Longhi & Associati S.r.l.
	0.04	Sundry revenues of Campari S.p.A. towards Longhi & Associati S.r.l.
	0.003	Occupation indemnity paid to the Parent Company by Mr. Michele Magno (brother of the Group's indirect controlling shareholder) relating to an apartment in Rome.
Costs of materials	0.008	Purchase costs of Sella & Mosca S.p.A. from Société civile du Domaine de la Margue, a subsidiary company excluded from the consolidation area.
Costs for services	1.5	Costs for promotional and advertising activities incurred by the affiliated companies M.C.S. S.c.a.r.l. and International Marques V.O.F. and re-charged to the subsidiary company Campari International S.A.M.
	0.1	Commissions on the purchase of advertising means, charged to the subsidiary company Campari S.p.A. by the affiliated company Longhi & Associati S.r.l.
Financial income	0.02	Interests due to the subsidiary company Campari Finance Teoranta in relation to the existing loan to the non consolidated subsidiary company Société civile du Domaine de la Margue.

It is also specified that, as of 30 June 2002, the subsidiary company Campari Finance Teoranta has an outstanding loan of € 1.9 million to Société civile du Domaine de la Margue, set at a market rate linked to Euribor.

Ownership and acquisition of own stock and of the parent company's stock

The Parent Company owns 1,000,000 own stock with a book value of € 1.00, for a value of € 1 million accounting for 3.4% of share capital. The own stock is destined for the stock option plan, as previously discussed. Lastly, the company does not own and did not own during the reference period, either directly or indirectly, any of the Controlling Company's share.

None of the other companies in the Group owns or have owned during the six-month period, directly or indirectly, any own stock or stock of their controlling companies.

Corporate governance

During 2001, the Parent Company adopted new Bylaws, in compliance with the Corporate Governance Self-Regulatory Code. During the first part of the current fiscal year, the corporate governing bodies and the duly appointed committees continued their activities in accordance with the new Bylaws.
Amendments to the Self-Regulatory Code, recently promulgated by the Italian Stock Exchange, will be incorporated during the second half of the year.

Events after the end of the six-month period

Campari Mixx

During the summer, the Group launched *Campari Mixx*, a new product under the *Campari* brand that is positioned in the *ready to drink* (*premium packaged spirits*) segment, undergoing rapid growth throughout the world.
The product, which will receive communication investments during the second half of the year, and whose distribution started in the summer, will initially be available throughout Italy and Switzerland.

US private placement

On 15 July 2002, the Group announced the placement of senior guaranteed notes on the US market, for a total amount of US$ 170 million; they were issued by the subsidiary Redfire, Inc. with the aim of refinancing the debt incurred by the Group to acquire control over Skyy Spirits, LLC.
The transaction, structured over three *tranches* of US$ 20, 50 and 100 million and with respective maturity of 7 years (average life 5 years), 10 years (average life 7.5 years) and 10 years "bullet", has a fixed coupon for the three *tranches* of, respectively, 5.67%, 6.17% and 6.49%. Subsequently, a swap transaction was completed to change said fixed rates into variable rates corresponding to the variable 6-month US LIBOR rate with an added spread, respectively, of about 86, 87, and 90 basis points.

Distribution of *'1800' tequila* in the United States

In August, the Group announced an important agreement that will allow it to enhance its presence in the US market for spirits. Through its subsidiary Skyy Spirits, LLC, Campari obtained 5-year exclusive rights to the marketing and distribution, in the United States, of tequila brands "*Reserva 1800*" and "*Gran Centenario*", both owned by the world's foremost tequila producer.
With a volume of about 300,000 9-liter cases and sales of about US$ 40 million, *Reserva 1800* is one of the most heavily imported tequila super premium brands in the United States.

Forecast

The two important acquisitions completed at the start of 2002 had the expected positive impact on the Group's first-semester performance; given that the new companies were successfully integrated in the Group's organization, it is likely that the newly acquired business will contribute equally positive results during the second half of the year.

In regard to other products, sales on the Italian market during the second half of the year should benefit from the positive impact of the launch of *Campari Mixx* and from the re-launching of *Cinzano* sparkling wines: both these operations will be accompanied by sizable advertising investments.
As to the Group's major international markets, the second half of the year is expected to be a time of recovering sell-in for some products that were heavily de-stocked during the first six months; other products, such as *Cinzano* vermouth, may well take longer to win back lost positions.

Looking at the macroeconomic environment, there is no doubt that fairly worrisome signals are coming from many directions, and in particular from countries that are strategic for the Group: all major Western economies have revised their GDP growth forecasts downwards, and in particular Germany's demand for consumer goods is slowing sharply.

Brazil is going through a deep political and economic crisis, with heavy repercussions in terms of currency devaluation. The graph that follows shows the evolution of the Brazilian *Real* vs. Euro exchange rate in 2002.

Brazilian *Real* vs. Euro exchange rate, 2002


3.4
3.2
3
2.8
2.6
2.4
2.2
2
01 08 15 22
jan-02
01 08 15 22
feb-02
01 08 15 22
mar-02
01 08 15 22
apr-02
01 08 15 22
may-02
03 10 17 24
jun-02
01 08 15 22
jul-02
01 08 15 22
aug-02
02 09
sep-02

Source: Bloomberg

If the exchange rate stays at current levels during the remaining four months of the year, the mean annual rate will be such that the Brazilian subsidiary's net sales at the end of 2002, thus converted, would be devaluated by 28%, in consolidation currency terms, with respect to the mean rate in 2001. In this situation, the impact of the Brazilian *Real*'s devaluation on the Group's net sales for all of 2002 would be 3.3%.

Structure and content of the consolidated and Parent Company financial statements

Preparation criteria

This half-year report was prepared in accordance with Section 2428, 3rd Paragraph, of the Italian Civil Code and with relevant Consob communications, in particular Consob resolution n. 11971 of 14 May 1999, subsequently complemented by resolution n. 12475 of 6 April 2000.
In particular, pursuant to Article 81, Paragraph 2 of the aforesaid Consob resolution no. 11971, the notes pertaining to the Parent Company's financial statements were prepared for a more correct disclosure.
Also in accordance with the provisions of Article 81 of the same Consob resolution, the content of the balance sheet is limited to entries preceded by Roman numerals and the content of the income statement to entries preceded by Arabic numerals (Article 81, Paragraph 4); moreover, the income for the period is shown net of taxes (Article 81, Paragraph 7).
The accounting statements and detail tables included in the accompanying notes are expressed in thousands of €, whereas comments are expressed in millions of € at the consolidated level and in € for the Parent Company.
Each entry in the balance sheet and in the income statement is compared to the corresponding value of the first half of 2001 and of the financial statements as of 31 December 2001.

Accounting principles and evaluation criteria, guided by prudence and competence, do not differ from those used to prepare the financial statements as of 31 December 2001, whereto the reader is referred, and the report for the first half of 2001.
The comments indicate any variations to balance sheet entries with respect to the financial statements as of 31 December 2001 and any variations to the income statement with respect to the first half of 2001.

Consolidation area

The consolidation area as of 30 June 2002 includes the Parent Company and all Italian and foreign companies whereof the Parent Company controls, directly or indirectly, the majority of votes exercisable in ordinary shareholders' meetings. Changes occurred after 31 December 2001 are listed below.

The following companies were included in the consolidation area after 31 December 2001:
- In January, the Group completed its acquisition of an additional 50% share in Skyy Spirits, LLC, raising its interest in this company to 58.9%; the company was consolidated with the integral method starting January 1st, 2002.
- Also in January, the Group completed its acquisition of 100% of Zedda Piras S.p.A., which owns 67.62% Sella & Mosca S.p.A., which in turn owns 93.66% of Qingdao Sella & Mosca Winery Co. Ltd., a commercial joint venture in China with local partners currently in the start-up phase, and 99.99% of Société civile du Domaine de la Margue. Subsequently, in June 2002, the acquisition of an additional 10% interest in Sella & Mosca S.p.A. was completed.
  Zedda Piras S.p.A. and Sella & Mosca S.p.A. thus entered the consolidation perimeter on January 1st, 2002, while the subsidiaries of Sella & Mosca S.p.A. were not consolidated as they were not deemed significant for the purposes of representing the Group's result and balance sheet.
  Nevertheless, for the sake of greater clarity, the effect of the two companies' inclusion on the Group's financial situation is indicated herein: see the paragraph dedicated to the net financial position.

The following companies were excluded from the consolidation area during the period in question:
- The real estate company Immobiliare Vassilli 1981 S.r.l., controlled by Lacedaemon Holding B.V., was sold to third parties during the period.
- Campari Holding S.A., a swiss company wherein the Parent Company has a direct interest, reimbursed part of its share capital to its parent company and was then merged in its own subsidiary Campari Schweiz A.G.
- The company Kenston sales & services Inc. S.A., a uruguayan financial company, was removed from the consolidation area because it underwent liquidation during the period.

Criteria and exchange rates applied in converting the financial statements

The exchange rates applied for the conversion into € of financial statements expressed in foreign currencies outside the € zone are as follows:

	Period ending					
	30 June 2002		30 June 2001		31 December 2001	
	Average rate	Final rate	Average rate	Final rate	Average rate	Final rate
US Dollar	0.8977	0.9975	0.8981	0.8480	0.8956	0.8813
Swiss Franc	1.4691	1.4721	1.5308	1.5228	1.5104	1.4829
Brazilian Real	2.1955	2.8484	1.9274	1.9478	2.1019	2.0454
Uruguayan Peso	14.0700	18.728	11.7356	11.4013	12.0441	12.4087

Consolidated accounting statements and explanatory and complementary notes for the Campari Group

Consolidated balance sheet
(Thousands of €)

ASSETS		30 June 2002	30 June 2001	31 December 2001
A	**Amounts due from Shareholders**	–	–	–
B	**FIXED ASSETS**			
	I Intangible fixed assets	468,591	177,986	170,923
	II Tangible fixed assets	115,747	92,268	91,004
	III Financial fixed assets	43,215	23,637	52,852
	TOTAL FIXED ASSETS	**627,553**	**293,891**	**314,779**
C	**CURRENT ASSETS**			
	I Inventories	89,645	67,977	64,368
	II Receivables	176,641	142,610	148,724
	III Financial assets not held as fixed assets	12,006	41,295	46,370
	IV Liquid funds	62,780	137,731	177,766
	TOTAL CURRENT ASSETS	**341,072**	**389,613**	**437,228**
D	**ACCRUED INCOME AND PREPAID EXPENSES**	**3,686**	**3,449**	**984**
	TOTAL ASSETS	**972,311**	**686,953**	**752,991**

LIABILITIES AND SHAREHOLDERS' EQUITY				
A	**SHAREHOLDERS' EQUITY**			
	I Share capital	29,040	29,040	29,040
	IV Legal reserve	5,808	5,808	5,808
	V Reserve for own stock in portfolio	31,000	–	31,000
	VII Other reserves	202,082	179,966	177,722
	VIII Income (losses) carried forward	130,403	154,361	123,361
	IX Income (loss) for the period	31,974	22,672	63,406
	TOTAL SHARE OF SHAREHOLDERS' EQUITY	**430,307**	**391,847**	**430,337**
	Minority interest:			
	Share capital and reserves	2,759	2,309	2,306
	Income (loss) for the period	7,293	–18	–9
	TOTAL MINORITY INTEREST SHARE OF SHAREHOLDERS' EQUITY	**10,052**	**2,291**	**2,297**
	TOTAL SHAREHOLDERS' EQUITY	**440,359**	**394,138**	**432,634**
B	**RESERVES FOR RISKS AND CHARGES**	**42,389**	**31,428**	**34,163**
C	**EMPLOYEES' LEAVING INDEMNITY - ITALY**	**13,014**	**11,073**	**10,854**
D	**PAYABLES**	**471,638**	**246,982**	**273,791**
E	**ACCRUED EXPENSES AND DEFERRED INCOME**	**4,911**	**3,332**	**1,549**
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**972,311**	**686,953**	**752,991**
	MEMORANDUM ACCOUNTS			
	1 Guarantees to third parties	25,172	23,575	21,581
	2 Commitments to third parties	18,273	7,746	3,156
	3 Risks to third parties	234	1,027	234
	TOTAL MEMORANDUM ACCOUNTS	43,679	32,348	24,971

Consolidated income statement
(Thousands of €)

		30 June 2002	30 June 2001	31 December 2001
A	**VALUE OF PRODUCTION**			
	1 Revenues from sales of goods and services	362,484	268,651	568,247
	2 Variation in work in progress, semi finished and finished products inventories	3,454	6,098	2,274
	4 Fixed assets increases due to internal works	481	–	–
	5 Other income and revenues (of which operating grants = 0)	23,940	11,567	22,707
	Total value of production	**390,359**	**286,316**	**593,228**
B	**PRODUCTION COSTS**			
	6 Raw, ancillary and consumable materials and goods for resale	126,427	96,154	194,977
	7 Services	100,202	80,161	158,153
	8 Rental and lease charges	1,664	1,397	2,720
	9 Personnel	35,142	24,558	51,044
	10 Amortization, depreciation and write-downs	25,304	12,166	26,446
	11 Variation in raw, ancillary and consumable materials and goods for resale	–2,659	–2,578	263
	12 Provisions for risks	932	313	1,081
	13 Other provisions	25	85	48
	14 Other operating expenses	54,008	35,411	71,883
	Total cost of production	**341,045**	**247,667**	**506,615**
	Difference between value and cost of production	**49,314**	**38,649**	**86,613**
C	**FINANCIAL INCOME AND EXPENSES**			
	15 Income from equity investments	–	52	132
	16 Other financial income	5,509	6,266	13,085
	17 Interest and other financial charges (–)	–5,208	–9,042	–13,936
	Total net financial income and expenses	**301**	**–2,724**	**–719**
D	**Adjustments to the value of financial assets**			
	18 Revaluation	26	1,391	2,770
	19 Write-down (–)	–	–	–1,872
	Total adjustments to the value of financial assets	**26**	**1,391**	**898**
E	**EXTRAORDINARY INCOME AND EXPENSES**			
	20 Income	10,163	1,853	12,067
	21 Expenses (–)	–7,597	–2,401	–3,354
	Total extraordinary items	**2,566**	**–548**	**8,713**
	INCOME (LOSS) BEFORE TAXES	52,207	36,768	95,505
	22 Total income taxes for the period	12,940	14,114	32,108
	23 NET INCOME FOR THE PERIOD	39,267	22,654	63,397
	INCOME MINORITY INTEREST	7,293	–18	–9
	GROUP SHARE OF NET INCOME	31,974	22,672	63,406

Comments to the main entries of the consolidated balance sheet

Assets

Fixed assets

Intangible fixed assets

	30 June 2002	30 June 2001	31 December 2001
Start up and expansion costs	115	136	115
Industrial patents and intellectual property rights	2,268	2,714	2,475
Concessions, license rights, trademarks and similar rights	13,145	13,886	13,128
Consolidation difference	449,552	157,989	152,580
Intangible assets in progress and advances to suppliers of intangible fixed assets	207	108	354
Other intangible fixed assets	3,304	3,153	2,271
Total	468,591	177,986	170,923

The following variations occurred during the six-month period:

	Start up and expansion costs	Industrial patents and intellectual property rights	Concessions, license rights, trademarks and similar rights	Consolidation difference	Intangible assets in progress and advances to suppliers of intangible fixed assets	Other intangible fixed assets	Total
Initial value	1,371	6,108	21,977	186,858	354	7,689	224,357
Initial amortization reserve	(1,256)	(3,633)	(8,849)	(34,278)	–	(5,418)	(53,434)
Initial balance	115	2,475	13,128	152,580	354	2,271	170,923
Perimeter variation	88	–	1,131	310,106	86	715	312,126
Investments	–	691	4	–	131	776	1,602
Dismissals	–	–	–	–	–	–	–
Amortization	(64)	(486)	(738)	(13,135)		(736)	(15,159)
Reclassifications from fixed assets under construction	–	–	–	–	(354)	354	–
Exchange rate differences and other movements	(24)	(412)	(380)	1	(10)	(76)	(901)
Final balance	115	2,268	13,145	449,552	207	3,304	468,591
Final value	1,510	5,838	23,957	496,965	207	9,544	538,021
Final amortization reserve	(1,395)	(3,570)	(10,812)	(47,413)	–	(6,240)	(69,430)

The most significant variations recorded during the six-month period are due to the acquired companies' entry in the consolidation perimeter, as extensively discussed in the Directors' Report (please see).
In particular, the entry "concessions, license rights, trademarks and similar rights" shows license costs borne by Skyy Spirits, LLC for the distribution of various Scotch Whiskies in the United States. The entry "consolidation difference" shows the residual positive differences resulting from comparing the value of the interests with the corresponding shares of shareholders' equity as of the date of the acquisitions. Therefore, the consolidation of Skyy Spirits, LLC entailed the recording of a consolidation difference of € 251.3 million, whereas the acquisition of the Zedda Piras group, along with the purchase of an additional 10% interest in Sella & Mosca S.p.A., generated a consolidation difference of € 58.8 million, both with 20-year amortization. The details of these two entries, net of amortization, are as follows:

	30 June 2002		31 December 2001	
	Concessions, license rights, trademarks and similar righs	Consolidation difference	Concessions, license rights, trademarks and similar righs	Consolidation difference
Former Bols products	2,622	9,039	2,839	10,514
Ouzo 12	8,180	9,828	8,428	10,126
Cinzano	849	56,573	874	58,279
Brazilian acquisition	707	71,731	984	73,661
Skyy Spirits	755	244,984	–	–
Zedda Piras and Sella & Mosca	29	57,395	–	–
Others	4	–	3	–
	13,145	449,552	13,128	152,580

Among the increases during the reference periods are software investments in the entry "industrial patent rights, use of intellectual property" and, in the entry "other intangible fixed assets", other software implementation expenses by the Parent Company and the Italian affiliates, for the development of specific project on the SAP R/3 system.

Tangible fixed assets

	30 June 2002	30 June 2001	31 December 2001
Land and buildings	54,056	52,414	46,756
Plant and machinery	34,551	28,433	29,020
Industrial and commercial equipment	5,181	5,841	5,956
Other tangible fixed assets	4,880	4,927	4,673
Fixed assets under construction and advances to suppliers of tangible fixed assets	17,079	653	4,599
Total	115,747	92,268	91,004

Relevant changes occurred during the six-month period are as follows:

	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other tangible fixed assets	Fixed assets under construction and advances to suppliers of tangible fixed assets	Total
Initial value	83,336	113,955	35,944	17,207	4,599	255,041
Initial depreciation reserve	(36,580)	(84,935)	(29,988)	(12,534)	–	(164,037)
Initial balance	46,756	29,020	5,956	4,673	4,599	91,004
Perimeter variation	9,959	7,193	1,006	1,077	3,370	22,605
Investments	522	715	2,026	988	12,757	17,008
Dismissals	(453)	28	(84)	(37)	(103)	(649)
Depreciation	(1,261)	(3,327)	(905)	(974)	–	(6,467)
Reclassifications from fixed assets under construction	–	2,955	–	–	(2,955)	–
Write-downs	–	–	(2,800)	–	–	(2,800)
Exchange rate differences and other movements	(1,467)	(2,033)	(18)	(847)	(589)	(4,954)
Final balance	54,056	34,551	5,181	4,880	17,079	115,747
Final value	94,885	129,096	37,405	18,941	17,079	297,406
Final depreciation reserve	(40,829)	(94,545)	(32,224)	(14,061)	–	(181,659)

The increase in tangible fixed assets by effect of the consolidation perimeter variation, amounting to € 22.6 million, is due for € 22.0 million to the acquisition of the Zedda Piras group, for € 1.0 million to the Skyy Spirits acquisition, and includes a reduction of € 0.4 million due to the effect of the de-consolidation of Immobiliare Vassilli 1981 S.r.l., sold during the period..

The most sizeable investments for the period relate to the purchase of reusable packages by Campari S.p.A. for € 1.4

million, classified among industrial and commercial equipment, the purchase of electronic machines by the Group's companies under "other tangible fixed assets" and the increase in fixed assets under construction. The latter refer almost exclusively to the construction of the new Novi Ligure facility by the subsidiary Campari-Crodo S.p.A. As of the end of the first half of the year, progress in the construction work and of the plant amounts to € 7.2 million, whilst advances to suppliers for construction works and plant amount to € 2.0 million.
The dismissals of land and buildings refer to the sale of a building by the swiss subsidiary Campari Schweiz A.G., generating a capital gain of € 3.3 million, recorded in the income statement of the period among extraordinary revenue.
The write-downs of industrial and commercial equipment, for € 2.8 million, refer to the write-down by Campari S.p.A. within the context of the closure of the "returnable container" line connected to the plan to close and transfer the Sesto San Giovanni and Termoli facilities. The amount of the write-down pertains to the packages recorded among fixed assets as of 30 June 2002, which are not expected to be returned within the times set by the plan.
Exchange rate differences and other movements in the period, entailing a reduction of € 5.0 million to the tangible assets balance, were generated almost exclusively by the conversion differences due to the devaluation of the Brazilian currency against the Group's currency, recorded during the period.
As of 30 June 2002, the item "land and buildings" includes the amount of € 5.1 million pertaining to leased assets; residual debt as of the same date, amounting to € 14.4 million, is recorded in the "payables due to banks" entry.
Total write-downs on tangible fixed assets existing at the end of the period is € 9.8 million, net of amortization.

Financial fixed assets

	30 June 2002	30 June 2001	31 December 2001
Equity investments:			
in subsidiary companies	8,127	493	398
in associated companies	421	411	532
in other companies	194	18,967	17,832
Receivables from other companies:			
due within 12 months	517	1,217	337
due after 12 months	2,502	2,095	2,299
Other securities maturing after 12 months	454	454	454
Own stock	31,000	–	31,000
Total	43,215	23,637	52,852

The following changes took place during the period:

	Equity investments in subsidiary companies	Equity investments in associated companies	Equity investments in other companies	Receivables from other companies due within 12 months	Receivables from other companies due after 12 months	Other securities	Own stock
Balance as of 31 December 2001	398	532	17.832	337	2.299	454	31.000
Perimeter effect	8,127	3	(17,601)	–	128	–	–
Increases	–	17	–	180	75	–	–
Revaluations/write-downs	–	(131)	–	–	–	–	–
Decreases	(398)	–	–	–	–	–	–
Other changes	–	–	(37)	–	–	–	–
Balance as of 30 June 2002	8,127	421	194	517	2,502	454	31,000
Composition as of 30 June 2002							
Qingdao Sella & Mosca Winery Co. Ltd	2,887						
Société civile du Domaine de la Margue	5,240						
MCS S.c.a.r.l. - Bruxelles		208					
International Marques V.o.f. - Haarlem		127					
Longhi & Associati S.r.l. - Milano		86					
Other equity investments < 10%			194				
Loan to SIAM Monticchio S.p.A.				517	116		
Advanced payment of taxes for staff leaving indemnity					910		
n. 454 Idreg Piemonte S.p.A. Bonds						454	
Own stock							31,000
Other items					1,476		
	8,127	421	194	517	2,502	454	31,000

The increase in entry "Equity investments in subsidiary companies" during the period derives from the controlling interests held by the newly consolidated company Sella & Mosca S.p.A. in a commercial joint venture in China, Qingdao Sella & Mosca Winery Co. Ltd, and in a French company, Société civile du Domaine de la Margue. These companies were excluded from the consolidation area because they were not considered significant for the purpose of representing the Group's results.
The decrease of this same entry relative to 31 December 2001 refers to the interest in Campari Management S.A.M, whose liquidation was completed during the period.
Interests in other companies are reduced by € 17.6 million as a result of the entry into the consolidation area of Skyy Spirits, LLC whereof the Group, which previously held a minority interest, acquired the controlling share.
Own stock, amounting to € 31 million, refer to 1,000,000 of common stock, or 3.443% of share capital, for a total book value of € 1,000,000, acquired during the previous year to service the stock option plan.

CURRENT ASSETS

Inventories

	30 June 2002	30 June 2001	31 December 2001
Raw, ancillary and consumable materials	26,921	18,953	17,240
Work in progress and semi-finished products	19,775	21,835	22,285
Finished products and goods for resale	42,949	27,189	24,843
Total	89,645	67,977	64,368

In the financial statements of Italian companies and of some foreign companies, inventories were evaluated with the

LIFO method. The greater value due to the adoption of the average cost method in the consolidated balance sheet is € 2.4 million.
The inventory increase relative to 31 December 2001 is due, for € 25.4 million, to the perimeter variation resulting from the acquisitions; in particular, Skyy Spirits' raw materials inventories at the time of the acquisition amounted to € 3.9 million, whilst those of Zedda Piras and Sella & Mosca amounted to € 6.2 million. Similarly, the impact on the initial inventories of finished products is € 11.6 million for Skyy Spirits and € 3.1 million for Zedda Piras and Sella & Mosca, whilst the effect on semi-finished products is € 0.6 million relating to the Zedda Piras group.
Moreover, negative effects of about € 6.3 million are also recorded. These result from the impact of the appreciation of the € against the Brazilian currency and, albeit to a lesser extent, to the US currency as well.
In addition to the above variations, a € 6.1 million stock increase, connected with the increase in the Group's sales and to the seasonal phenomena that characterize the Group's business, is noted.
The above values are net of the inventory write-down reserve which, as of 30 June 2002, amounted to € 0.9 million (€ 1.2 million as of 31 December 2001). The reduction that occurred during the period is due solely to the devaluation of the Brazilian currency.

Receivables

	30 June 2002	30 June 2001	31 December 2001
Due from customers - within 12 months	141,920	109,297	119,509
Due from customers - after 12 months	43	57	93
Due from non consolidated subsidiaries - within 12 months	1,900	–	–
Due from associated companies - within 12 months	2,795	2,076	2,500
Other receivables due- within 12 months	29,137	30,100	25,948
Other receivables due - after 12 months	846	1,080	674
Total	176,641	142,610	148,724

Receivables due from customers incorporate the effect of the consolidation area variation, resulting from the increased sales generated by the Group's acquisitions. The initial impact of this effect is € 36.9 million. Receivables due from customers, deriving from normal sales operations, are net of the reserve for bad debts amounting to € 5.4 million.

The following changes occurred to this reserve during the period:

31 December 2001	4,067
Utilization	(168)
Provisions	775
Perimeter variations	809
Other movements	(61)
30 June 2002	5,422

Receivables due from non-consolidated subsidiaries refer to the loan between the subsidiary Campari Finance Teoranta and Société civile du Domaine de la Margue, a subsidiary of Sella & Mosca S.p.A. that is outside the consolidation area. The loan is at market conditions with an interest rate linked to Euribor.

The balance of other receivables due as of 30 June 2002 comprises:

	30 June 2002	30 June 2001	31 December 2001
Due from tax authorities	5,402	8,748	5,769
Deferred tax assets	10,339	8,183	6,584
Advances to suppliers	7,063	6,454	7,776
Receivables for sundry sales	3,579	5,865	3,475
Due from agents and distribution centers (net of the provisions for bad debts of € 2,576 thousand)	653	616	1,147
Others	2,947	1,314	1,871
Total	29,983	31,180	26,622

The increase in deferred tax assets refers to the funds allocated and to the write-downs recorded by the Group's Italian companies in connection with the plan to close and transfer the activities of the Sesto San Giovanni and Termoli plants, commented in the Directors' Report (please see).

Financial assets not held as fixed assets and liquid funds

	30 June 2002	30 June 2001	31 December 2001
Other marketable securities	12,006	41,295	46,370
Bank and postal deposits	62,678	137,714	177,756
Checks, cash and other values	102	17	10
Total liquid funds	62,780	137,731	177,766
Total	74,786	179,026	224,136

Other marketable securities are constituted by SICAV and by securities held by the Group's branches.
Net financial debt, amounting to € 239.4 million, consists of:

	30 June 2002	30 June 2001	31 December 2001
Liquid funds	62,780	137,731	177,766
Payables to banks – within 12 months	(294,970)	(90,822)	(114,072)
Payables to banks and other lenders – after 12 months	(19,244)	(13,491)	(13,455)
	(251,434)	33,418	50,239
Marketable securities	12,006	41,295	46,370
Net financial position	(239,428)	74,713	96,609

For a comment on the increase of the Group's financial debt during the period, please see the Directors' Report.

Accrued income and prepaid expenses

	30 June 2002	30 June 2001	31 December 2001
Accrued income	182	623	434
Prepaid expenses	3,504	2,826	550
Total	3,686	3,449	984

Liabilities and shareholders' equity

Shareholders' Equity

Movements in the consolidated shareholders' equity

	Balance as of 31 December 2001	Dividends	Transfers	Exchange rate differences and other movements	Income for the period	Balance as of 30 June 2002
Share capital	29,040					29,040
Legal reserve	5,808					5,808
Own stock reserve	31,000					31,000
Other reserves:						
– Extraordinary reserve	7,982					7,982
– Suspended tax reserve	3,041					3,041
– Merger residual	5,687					5,687
– Consolidation reserve	150,082		31,689	(994)		180,777
– Reserve for financial statement conversion into foreign currency	10,930			(6,335)		4,595
Income (losses) brought forward	123,361		7,042			130,403
Income (loss) for the period	63,406	(24,675)	(38,731)		31,974	31,974
Total Group's Shareholders' Equity	430,337	(24,675)		(7,329)	31,974	430,307

The previous year's income was distributed to shareholders for € 24.7 million.
As of 30 June 2002, share capital comprises no. 29,040,000 common stock with a book value of € 1 each.

The change to the reserve for financial statement conversion into foreign currency incorporates exchange rate differences on subsidiaries' initial shareholders' equity, resulting mainly from the oscillations of the Brazilian currency and of the US Dollar, as well as the difference resulting from the different exchange rates used to convert the balance sheet and income statement for the period. Moreover, it decreased during the period as a result of the merger of Campari Holding S.A. into Campari Schweiz A.G., accomplished through a reduction in the share capital of Campari Holding S.A. and its corresponding reimbursement to the controlling shareholder Davide Campari-Milano S.p.A. Said reimbursement generated an exchange rate difference of € 5.4 million in the Parent Company's favor, deriving from the difference between the original exchange rate at the time the capital was paid in and the exchange rate for the reimbursement transaction. At the consolidated level, this difference was already included in the conversion reserves as of 31 December 2001, for the part of exchange rate differences that in the past had been deferred at the closing of each fiscal year. However, by effect of the Group's exit from the company in question, said difference was realized during the period and consequently recorded as a revenue in the income statement as provided by IAS n. 21.

Conciliation with the shareholders' equity and income of the Parent Company Davide Campari-Milano S.p.A.

	30 June 2002		31 December 2001	
	Shareholders' equity	Income for the period	Shareholders' equity	Income for the period
Parent Company's Financial Statements	313,847	99,527	238,995	32,411
Difference between consolidated subsidiaries value and corresponding shareholders' equity	140,100	39,705	213,335	107,789
Elimination of dividends distributed by consolidated companies	–	(105,386)	–	(76,325)
Elimination of intra-group income net of tax effect	(22,575)	(2,090)	(19,457)	(310)
Evaluation criteria alignment	(1,065)	218	(2,536)	(159)
Consolidated financial statements	430,307	31,974	430,337	63,406

Third parties' shareholders equity

The changes occurred to third party shareholders' interests refer to the following companies, consolidated with the global integration method as of 30 June 2002:

	As of 30 June 2002 % third party owned	As of 31 December 2001 % third party owned
O-Dodeca B.V.	25.00%	25.00%
Skyy Spirits, LLC	41.10%	–
Sella & Mosca S.p.A.	22.38%	–

In particular, the changes occurred to third parties' equity after 31 December 2001 can be summarized as follows:

	Balance as of 31 December 2001	Perimeter variation	Dividends (*)	Transfers	Exchange rate diff. and other movements	Income for the period	Balance as of 30 June 2002
Third party capital and reserves	2,306	19,157	(18,563)	(9)	(132)	–	2,759
Third party income (loss)	(9)	–	–	9		7,293	7,293
Total third party equity	2,297	19,157	(18,563)	–	(132)	–	10,052

(*) includes advances on dividends distributed on first half 2002 income

Reserve For Risks and Charges

	30 June 2002	30 June 2001	31 December 2001
Leaving indemnities, pension funds and the like	2,421	1,924	2,035
Taxation	20,599	21,188	20,093
Deferred taxation	6,654	3,072	6,072
Other reserves	12,715	5,244	5,963
Total	42,389	31,428	34,163

The "other reserves" entry, significantly increased from 31 December, includes provisions made during the period by the Parent Company and by the Campari-Crodo S.p.A. subsidiaries against restructuring costs connected with the re-organization of the Group's production sites and with the transfer of some activities to the new Novi Ligure facility, currently under construction. The total amount of the restructuring costs allocated against said reorganization is € 7.2 million, before the tax effect recorded in deferred tax assets.

Employees' leaving indemnity

Changes to this reserve account since 31 December 2001 are shown below. The perimeter variation relates to the initial balance of the reserve account of the newly consolidated Italian companies, Zedda Piras S.p.A. and Sella & Mosca S.p.A.

Initial balance as of 31 December 2001	10,854
Perimeter variation	1,724
Provision for the period	866
Utilization during the period and advances to employees	(430)
Final balance as of 30 June 2002	13,014

Payables

	30 June 2002	30 June 2001	31 December 2001
Banks – within 12 months	294,970	90,822	114,072
Banks – after 12 months	17,933	13,491	13,455
Other lenders – after 12 months	1,311	1,047	1,209
Advance payments received – within 12 months	1,064	687	392
Suppliers – within 12 months	98,407	78,196	89,070
Associated companies – within 12 months	974	–	1,488
Tax authorities – within 12 months	25,450	30,467	22,540
Tax authorities – after 12 months	2,352	4,704	4,704
Social security institutions – within 12 months	3,491	2,442	2,693
Other payables – within 12 months	25,686	25,126	24,168
Total	471,638	246,982	273,791

Payables due to banks as of 30 June 2002 consist of the following:

	within 12 months	after 12 months		Total
		total	whereof After 5 years	
Debt due to banks	293,110	5,428	1,242	298,538
Credito Emiliano for lease of real estate	1,860	12,505		14,365
Total	294,970	17,933	1,242	312,903

The short term debt due to banks refers mainly to the credit lines opened by the Parent Company and by the subsidiary Redfire, Inc. in relation to the acquisitions completed during the year. It also includes short term debt due to banks and the due portion of mid-long term investments by the companies Sella & Mosca S.p.A. e Zedda Piras S.p.A..
These loans, with a residual debt of € 6.396 million as of 30 June 2002, are supported by mortgages on land and buildings and liens on machinery and plants.
Payables due to Credito Emiliano represent the principal portion of the installments outstanding on a nine-year real estate lease, expiring 20 February 2006, on the building occupied by the head offices of the Parent Company and of certain subsidiary companies in Milan, recorded as a capital lease. The remaining lease installments are due as follows:

Year	Amount
2002	910
2003	1,938
2004	2,102
2005	2,280
2006	7,134
Total	14,365

Payables due to suppliers increase as a result of the Group's businesses and of the higher costs deriving therefrom, also in connection with promotional and advertising activities. The expansion of the consolidation area has led to a € 15.7 million increase in payables to suppliers. The entry also includes payables due by the subsidiary Campari-Crodo S.p.A. for the construction of the new Novi Ligure facility.
Payables due to tax authorities within 12 months relate to taxes payable by individual Group companies in the respective countries and comprise the following:

	30 June 2002	30 June 2001	31 December 2001
Income tax	6,047	12,650	5,850
Value added tax	2,342	5,436	5,886
Taxes on alcohol production	13,298	8,590	7,097
Withholding and other sundry taxes	3,763	3,791	3,707
Total	25,450	30,467	22,540

Income tax payable is shown net of advance payments of tax and of tax withheld at source. The increase in taxes on alcohol production relative to reference periods relates to the Group's increased activity in the spirits sector. Withholding and other sundry taxes include the current portion of € 2.7 million of the payment over 5 years of the substitutive tax generated from the sale of the equity investments by Cinzano Investimenti e Partecipazioni S.p.A., now merged in Campari-Crodo S.p.A. The non-current portion of € 2.4 million has been classified under Payables due to tax authorities after 12 months.

Other payables, which constitute a residual entry related mainly to deposits on packages, year-end rebates to customers and payables to personnel, increased since 31 December 2001 by effect of the consolidation of Skyy Spirits, LLC, Sella & Mosca S.p.A. and Zedda Piras S.p.A. and of their respective payables to personnel.

Accrued expenses and deferred income

	30 June 2002	30 June 2001	31 December 2001
Accrued expenses	2,796	2,249	333
Deferred income	2,115	1,083	1,216
Total	4,911	3,332	1,549

Memorandum accounts

	30 June 2002	30 June 2001	31 December 2001
Guarantees to third parties	25,172	23,575	21,581
Commitments to third parties	18,273	7,795	3,156
Risks to third parties	234	1,027	234
Total	43,679	32,397	24,971

Guarantees to third parties increase mainly due to sureties issued by Campari-Crodo S.p.A. in connection with the construction of the new Novi Ligure facility. Residual commitments to suppliers for the construction of the facility and the purchase of machinery are incorporated in the entry "Commitments to third parties", for € 15.5 million.

Comments on the main entries in the consolidated income statement

Value of production

Revenues from sales of goods and services

Revenues from sales of goods and services comprise the following:

	30 June 2002	30 June 2001	31 December 2001
Sales of the Group's principal production, net of excise duties	306,499	232,663	494,271
Excise duties	52,829	31,540	64,616
Sales of wines and must for production	7,111	4,646	14,559
Reclassification in entry A5 – production subcontracted by third parties	(4,023)	(610)	(5,758)
Others	68	412	559
Total	362,484	268,651	568,247

Sales performance and distribution by product line and geographical area are discussed in the Directors' Report.

Other income and revenues

The entry comprises the following:

	30 June 2002	30 June 2001	31 December 2001
Advertising contributions received	9,478	3,092	7,302
Production subcontracted by third parties	4,023	610	5,758
Royalties collected	4,018	303	723
Real estate income	471	449	819
Sundry sales	1,827	1,448	2,487
Capital grants	57	115	196
Gains on disposal of fixed assets	62	271	341
Others	4,004	5,279	5,081
Total	23,940	11,567	22,707

The marked increase in advertising contributions received relates to the promotional and advertising activities performed by the newly consolidated company Skyy Spirits, LLC in support of third party brands.
The item "production subcontracted by third parties" includes almost exclusively the revenues deriving from the bottling of *Smirnoff Ice* at the Sulmona facility, which grew significantly since the second half of 2001.
Collected royalties are also up sharply from the corresponding period of the previous year as a result of the royalties accrued by Skyy Spirits, LLC on sales of *SKYY Blue*, a new ready-to-drink distributed in the United States by Miller Brewing Co. These royalties amount to € 3,8 million as of 30 June 2002.

Production costs

Production costs consist of:

	30 June 2002	30 June 2001	31 December 2001
Raw, ancillary, consumable materials and goods for resale	126,427	96,154	194,977
Services	100,202	80,161	158,153
Rental and lease charges	1,664	1,397	2,720
Personnel	35,142	24,558	51,044
Amortization of intangible fixed assets	15,158	6,768	14,515
Depreciation of tangible fixed assets	6,467	5,398	11,310
Other fixed asset write-downs	2,800	–	–
Write-down of receivables included in current assets and liquid funds	879	–	621
Variation in inventories of raw, ancillary and consumable materials	(2,659)	(2,578)	263
Provision for risks	932	313	1,081
Other provisions	25	85	48
Other operating costs	54,008	35,411	71,883
Total	341,045	247,667	506,615

Costs for services

Costs for services comprise the following:

	30 June 2002	30 June 2001	31 December 2001
Advertising and promotion costs	64,088	46,333	92,317
Transportation	9,651	9,589	19,335
Commissions	8,553	5,238	10,297
Other sundry expenses	17,910	19,001	36,204
Total	100,202	80,161	158,153

The reduction in the "Other" entry relative to the corresponding period of the previous year is mostly due to the consulting work relating to the IPO, which in the first half of 2001 had generated costs of € 3.8 million, borne by the Parent Company and fully recognized during the same period.

Personnel costs

Personnel costs comprise the following:

	30 June 2002	30 June 2001	31 December 2001
Wages and salaries	24,764	16,048	33,477
Social security contributions	6,088	5,765	10,031
Employees' leaving indemnity – Italy	866	789	1,435
Supplementary retirement pensions and agents' leaving indemnity	136	32	95
Other personnel related costs	3,288	1,924	6,006
Total	35,142	24,558	51,044

The increase in personnel costs during the period is due to the increase in the size of the organization as a result of the acquisitions.

Amortization, depreciation and write-downs

Amortization rates, composition and movements have been illustrated above. The table below shows the amortization of trademarks and consolidation differences (goodwill) by brand:

	30 June 2002	30 June 2001	31 December 2001
Former Bols products	1,693	1,693	3,385
Cinzano	1,731	1,701	3,432
Ouzo 12	545	545	1,089
Brazilian acquisition	1,930	1,591	3,539
Skyy Spirits	6,526	–	–
Zedda Piras and Sella & Mosca	1,448	–	–
Others	–	134	–
Total	13,873	5,664	11,445

Please see the comments on tangible fixed assets for the goodwill amortization deriving from the newly consolidated companies Skyy Spirits, LLC, Zedda Piras S.p.A. and Sella & Mosca S.p.A.

Other write-downs on fixed assets

The amount of € 2.8 million relates to the write-down by the subsidiary Campari S.p.A. for the packages of the "reusable container" cycle; please see the comments on changes to tangible fixed assets.

Provisions for risks

The entry includes allocations for € 0.5 million made by the Parent Company and by other subsidiaries mainly against different real estate related issues and ongoing disputes with agents.

Other operating expenses

These comprise the following:

	30 June 2002	30 June 2001	31 December 2001
Excise duties and other taxes on alcohol	50,686	32,007	64,755
Sundry	3,322	3,404	7,128
Total	54,008	35,411	71,883

Sundry operating expenses consist mainly of expenses related to management of real estate and other non-recurring expenses.

Financial income and expenses

	30 June 2002	30 June 2001	31 December 2001
Income from investments in associated companies	–	47	127
Income from investments in other companies	–	5	5
Other financial income from receivables included in fixed assets	12	100	760
Other financial income from marketable securities	1,278	1,102	1,499
Sundry financial income:			
– from parent companies	–	(11)	–
– from other companies	4,219	5,075	10,826
Interest and other financial charges from other companies	(5,208)	(9,042)	(13,936)
Total	301	(2,724)	(719)

Sundry income from other companies, net of positive exchange rate differences for € 2.8 million, are sharply lower than in the first half of 2001 as a result of the increase in the Group's financial debt deriving from the acquisitions completed at the beginning of the year. Positive exchange rate differences, almost entirely realized, refer for € 2.5 million to the extinction of the credit lines in US Dollars activated by the Parent Company during the previous fiscal year. In particular, the €'s appreciation against the US currency in 2002 allowed to close these positions at an exchange rate that was close to the initial one, thereby allowing to recoup the unrealized loss already recorded at the end of the last fiscal year. The increase in the Group's financial debt generated higher interest expenses which therefore, net of negative exchange rate differences for € 0.2 million, are sharply up from the corresponding period of the previous fiscal year, when exchange rate differences were negative for € 5.1 million, mostly due to the loan in US Dollars discussed above.

Adjustments to the value of financial assets

	30 June 2002	30 June 2001	31 December 2001
Revaluation of investments	26	1,391	2,770
Write-down of investments	–	–	(1,872)
Total	26	1,391	898

Adjustments to the value of financial assets, which in 2001 essentially comprised the adjustment to shareholders' equity from the value of the interest in Skyy Spirits, LLC, now include only the changes deriving from comparing the values of the investments in associated companies with the corresponding equity.

Extraordinary income and expenses

	30 June 2002	30 June 2001	31 December 2001
Gains on disposal of fixed assets	4.041	991	4.266
Other income	6.122	862	7.801
Losses on disposal of fixed assets	(9)	–	(1)
Other expenses	(7.588)	(2.173)	(3.068)
Prior year taxes	–	(228)	(285)
Total	2.566	(548)	8.713

Gains on the disposal of fixed assets relate almost exclusively to the sale of a real estate property by the subsidiary Campari Schweiz A.G during the reference period.
Other income comprises the amount of € 5.4 million recorded by the Parent Company as a result of the share capital reduction by the subsidiary Campari Holding S.A., operations previously described under the "Shareholders' Equity" entry (please see).
Other expenses include risk provisions for a total of € 7.2 million made by the Parent Company and the subsidiary Campari-Crodo S.p.A. for the corporate restructuring process announced by the Group during the first half of the year, which calls for the construction of a new facility in Novi Ligure and the transfer of some production lines from the Sesto San Giovanni and Termoli plants.

Income for the period attributable to minority interests

Compared to the 2001 financial statements, the income attributable to minority interests includes, as of 30 June 2002, the portion attributable to the minority shareholders of Skyy Spirits, LLC, corresponding to 41.1% of the company's equity, as well as the 22.38% minority share in Sella & Mosca S.p.A.
It is specified that the income attributable to minority interest for Skyy Spirits, LLC is before taxes since the company is a Limited Liability Company and thus not subject to state or federal tax with the exception of the minimum taxes provided by some States. Each shareholder is directly responsible for any fiscal income and losses deriving from his/her interest in the company and pays any taxes due.

Other information

Results by business segment
Results are commented in the Directors' Report.

Personnel data
The average number of employees of the companies included in the consolidation is as follows:

By category	30 June 2002	30 June 2001	31 December 2001
Managers	64	53	56
Clerical staff	710	587	580
Manual workers	570	529	504
Total	1,344	1,169	1,140

By geographic area	30 June 2002	30 June 2001	31 December 2001
Italy	709	621	622
Other countries	635	548	518
Total	1,344	1,169	1,140

The increase in the Group's workforce, both in Italy and abroad, is directly related to the increase in the consolidation perimeter as a result of the acquisitions completed at the beginning of the year.

The Chairman
of the Board of Directors
Luca Garavoglia

Enclosures to the Half-Year Report

1. List of equity investments
2. Group cash flow statement
3. Parent Company cash flow statement
4. Reclassified consolidated balance sheet
5. Reclassified consolidated income statement

List of equity investments
In accordance with Consob resolution no. 11971 of 14 May 1999 Article 126

Parent Company

Name, activity, location	Capital as of 30 June 2002	
	Currency	Amount
Davide Campari-Milano S.p.A. Milan Holding and manufacturing company	€	29,040,000

Subsidiary companies consolidated with the integral method

Name, activity, location	Capital as of 30 June 2002		% owned by the Parent Company		
	Currency	Amount	direct	indirect	direct share holding entity
ITALY					
Campari S.p.A. Trading company Milan	€	1,220,076		100.00	Campari-Crodo S.p.A.
Campari-Crodo S.p.A. Holding and manufacturing company Milan	€	61,000,000		100.00	DI.CI.E. Holding B.V.
Francesco Cinzano & C.ia S.p.A. Trading company Milan	€	1,200,000		100.00	Campari-Crodo S.p.A.
Sella & Mosca S.p.A. Manufacturing and trading company Alghero	€	13,838,916		77.62	Zedda Piras S.p.A.
Società Acque Minerali Ossolane S.p.A. Trading company Milan	€	104,000		100.00	Campari-Crodo S.p.A.
Zedda Piras S.p.A. Manufacturing and trading company Cagliari (operating location: Alghero)	€	3,276,000		100.00	Campari-Crodo S.p.A.
EUROPE					
Campari Deutschland GmbH Trading company Munich (D)	€	5,200,000		100.00	DI.CI.E. Holding B.V.
Campari Finance Teoranta Financial company Dublin (I)	€	1,000,000	100.00		
Campari France S.A Manufacturing company Nanterre (F)	€	2,300,000		100.00	DI.CI.E. Holding B.V.
Campari International S.A.M. Trading company Monaco (MC)	€	155,000		100.00	DI.CI.E. Holding B.V.
Campari Schweiz A.G. Trading company Zug (CH)	CHF	2,000,000	100.00		
DI.CI.E. Holding B.V. Holding company Amsterdam (NL)	€	15,015,000	100.00		
Lacedaemon Holding B.V. Holding company Amsterdam (NL)	€	10,436,945		100.00	Campari Schweiz A.G.
N. Kaloyannis Bros. A.E.B.E. Trading company Piraeus (GR)	€	325,500		75.00	O-Dodeca B.V.
O-Dodeca B.V. Holding company Amsterdam (NL)	€	2,000,000		75.00	Lacedaemon Holding B.V.
Prolera LDA Services company Funchal (P)	€	5,000	100.00		
Sovinac S.A. Real estate company Bruxelles (B)	€	613,600		100.00	Lacedaemon Holding B.V.

Subsidiary companies consolidated with the integral method (continued)

Name, activity, location	Capital as of 30 June 2002		% owned by the Parent Company		
	Currency	Amount	direct	indirect	direct share holding entity
AMERICAS					
Campari do Brasil Ltda. Manufacturing and trading company Barueri (Brazil)	BRC	243,202,100	100.00		
Gregson's S.A. Trademark holder company Montevideo (Uruguay)	UYP	175,000		100.00	Campari do Brasil Ltda.
Redfire, Inc. Holding company Wilmington, Delaware (USA)	USD	115,450,000	100.00		
Skyy Spirits, LLC Trading company Wilmington, Delaware (USA) (operating location: San Francisco, USA)	USD	15,348,729		58.90	Redfire, Inc.

Other equity investments

Name, activity, location	Capital as of 30 June 2002		% owned by the Parent Company			Book value	Evaluation criterion
	Currency	Amount	direct	indirect	direct share holding entity	€ /000	
NON CONSOLIDATED SUBSIDIARY COMPANIES							
Qingdao Sella & Mosca Winery Co. Ltd Manufacturing and trading company Pingdu City, Qingdao (China)	RMB	24,834,454		93.66	Sella & Mosca S.p.A.	2.886	Cost
Société civile du Domaine de la Margue Manufacturing and trading company Saint Gilles (F)	€	4,793,183		100.00	Sella & Mosca S.p.A.	5.240	Cost
Kenston sales & services Inc. S.A (*) Financial company Montevideo (Uruguay)	USD	15,000		100.00	Campari do Brasil Ltda.	–	–
NON CONSOLIDATED JOINTLY CONTROLLED COMPANIES							
Fior Brands Ltd. (**) Trading company Stirling (Scotland)	BPS	100		50.00	DI.CI.E. Holding B.V.	–	
ASSOCIATED COMPANIES							
International Marques V.o.f. Trading company Harleem (NL)	€	210,000		33.33	DI.CI.E. Holding B.V.	127	Shareholders' Equity
M.C.S. S.c.a.r.l. Trading company Bruxelles (B)	€	464,808		33.33	DI.CI.E. Holding B.V.	208	Shareholders' Equity
Longhi & Associati S.r.l. Services company Milan	€	10,400		40.00	Lacedaemon Holding B.V.	83	Shareholders' Equity

(*) company in liquidation

(**)commercial joint venture currently in the start-up phase

Consolidated cash flow statement
(Thousands of €)

	30 June 2002	31 December 2001
Cash flow from operating activities		
Net income for the period	31,974	63,406
Adjustments to reconcile net income to net cash provided from operations:		
Depreciation, amortization and write-downs	21,625	25,825
Deferred taxes	(5,472)	5,469
Gains on sale of fixed assets	(4,041)	(4,266)
Provision for employees' leaving indemnity	866	1,434
Payment of employees' leaving indemnity	(430)	(3,061)
Other non cash items	5,591	6,447
Net change in operating assets and liabilities:		
Receivable from customers(1), inventories, payables to suppliers	7,190	(5,010)
Other changes	(2,599)	(1,984)
Net cash flow generated by operating activities	**54,703**	**88,260**
Cash flow from investing activities		
Purchases of tangible fixed assets	(17,008)	(12,515)
Income from disposals of tangible fixed assets	5,117	7,816
Purchases of intangible fixed assets	(1,602)	(2,311)
Acquisition of new subsidiaries (2)	(357,984)	(112,595)
Net change in equity investments	1,743	(2,719)
Purchase of own stock	–	(31,000)
Net change in marketable securities	34,364	2,538
Net change in financial receivables	(211)	3,016
Net change in minority interest	1,481	6
Net cash generated by investing activities	**(334,100)**	**(147,764)**
Cash flow from financing activities		
Payment of lease installments	(877)	(1,646)
Net change in short-term bank borrowings	180,825	98,085
Net change in M/L financial debt (non current portion)	5,530	–
Dividends paid	(24,675)	(25,496)
Net cash flow generated by financing activities	**160,803**	**70,943**
Exchange rate differences and other movements	3,608	(1,405)
Net increase (decrease) in cash and banks	**(114,986)**	**10,034**
Cash and banks at beginning of period	177,766	167,732
Cash and banks at end of period (3)	**62,780**	**177,766**

Notes:

(1): Change to receivables from customers in cash flows as of 30 June 2002 is net of payables to customers for year-end rebates.

(2): As of 30 June 2002, the entry refers to the acquisition of Skyy Spirits, LLC for € 264,613 thousand and to the acquisition of the Zedda Piras group for € 93,371 thousand.

(3): A conciliation between the Group's cash position and net financial position is provided in the Accompanying note – Liquid Funds.

Davide Campari – Milano S.p.A.

Reclassified consolidated financial statements
Balance sheet
(Thousands of €)

	30 June 2002	30 June 2001	31 December 2001
ASSETS			
Current Assets			
Cash and banks	62,780	137,731	177,766
Marketable securities	12,006	41,295	46,370
Financial receivables, short term portion	517	1,217	337
Receivables from customers, net of write-down reserves and year-end rebates (*)	132,763	100,143	108,270
Receivables from tax authorities	5,402	8,748	5,769
Prepaid taxes	10,339	8,183	6,584
Inventories	89,645	67,977	64,368
Other current assets, net of write-down reserves	21,777	18,694	17,079
Total current assets	**335,229**	**383,988**	**426,543**
Net fixed tangible assets	115,747	92,268	91,004
Goodwill, net of amortization	449,552	157,989	152,580
Other intangible assets, net of amortization	19,039	19,997	18,343
Equity investments	8,742	19,871	18,762
Financial receivables, net of current portion	2,502	2,095	2,299
Other assets	1,343	1,591	1,221
Own stock	31,000	–	31,000
Total assets	**963,154**	**677,799**	**741,752**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Payables due to banks	293,110	88,253	112,285
Real estate lease, current portion	1,860	2,569	1,787
Payables due to suppliers	97,031	78,196	86,670
Income taxes	6,047	12,650	5,850
Payables due to tax authorities	19,403	17,817	16,690
Other current liabilities	28,345	22,433	21,451
Total current liabilities	**445,796**	**221,918**	**244,733**
Employees' leaving indemnity – Italy	13,014	11,073	10,854
Payables due to banks	5,428	–	–
Real estate lease, less current portion	12,505	13,491	13,455
Payables due to other lenders (non current)	1,311	–	1,209
Non current payables due to the tax authorities	22,951	25,892	24,797
Deferred taxes	6,654	3,072	6,072
Other non current liabilities	15,136	8,215	7,998
Minority interests	10,052	2,291	2,297
Total non current liabilities	**87,051**	**64,034**	**66,682**
Shareholders' equity			
Share capital	29,040	29,040	29,040
Reserves	401,267	362,807	401,297
Total Shareholders' equity	**430,307**	**391,847**	**430,337**
Total liabilities and Shareholders' equity	**963,154**	**677,799**	**741,752**

(*): Relative to the schedule shown as of 31 December 2001, payables due to customers are now expressed net of year-end rebates, previously classified in the entries "payables due to suppliers" and "other payables"; to provide more homogeneous data, the data as of 30 June 2001 and as of 31 December 2001 have been reclassified correspondingly.

Davide Campari – Milano S.p.A.

Reclassified consolidated financial statements
Income statement
(Thousands of €)

	30 June 2002	30 June 2001	31 December 2001
Net sales	**306,499**	**233,585**	**494,271**
Materials	(102,870)	(78,420)	(170,049)
Production costs	(23,373)	(19,483)	(41,483)
Total cost of goods sold	**(126,243)**	**(97,903)**	**(211,532)**
Gross margin	**180,256**	**135,682**	**282,739**
Advertising and promotions	(57,629)	(43,990)	(91,282)
Sales and distribution costs	(36,495)	(27,253)	(54,960)
Trading profit	**86,132**	**64,439**	**136,497**
General and administrative costs	(22,039)	(15,140)	(31,554)
Other operating revenues	4,018	303	723
Goodwill and trademark amortization	(13,870)	(5,665)	(11,446)
Operating income = EBIT before non recurring costs	**54,241**	**43,937**	**94,221**
Non recurring costs	(564)	(4,021)	(5,575)
Operating income = EBIT	**53,677**	**39,916**	**88,645**
Net financial income (expenses)	(2,219)	1,889	3,153
Income (losses) on net exchange rates	7,405	(4,579)	(3,872)
Other non operating income (expenses)	(6,656)	(230)	6,066
Income before taxes	**52,207**	**36,996**	**93,992**
Minority interests	(7,293)	18	9
Group income before taxes	**44,915**	**37,014**	**94,001**
Taxes	(12,941)	(14,342)	(30,595)
Net income	**31,974**	**22,672**	**63,406**
EBITDA before non recurring costs	**75,866**	**56,103**	**120,046**
EBITDA	**75,302**	**52,082**	**114,470**
EBITA before non recurring costs	**68,111**	**49,602**	**105,666**
EBITA	**67,547**	**45,581**	**100,091**

Financial statements of the Parent Company Davide Campari-Milano S.p.A.

Parent Company balance sheet
(Thousands of €)

Assets	30 June 2002	30 June 2001	31 December 2001
A) Amounts due from Shareholders	–	–	–
B) Fixed assets			
I. Intangible fixed assets	2,831	3,629	2,885
II. Tangible fixed assets	14,975	16,487	15,105
III. Financial fixed assets	470,903	289,722	353,972
Total fixed assets	**488,709**	**309,838**	**371,962**
C) Current assets			
I. Inventories	10,235	10,711	9,085
II. Receivables	76,374	50,384	20,531
III. Financial assets not held as fixed assets	–	–	–
IV. Liquid funds	9	207	527
Total current assets	**86,618**	**61,302**	**30,143**
D) Accrued income and prepaid expenses	**4,161**	**5,760**	**4,333**
Total assets	**579,488**	**376,900**	**406,438**
Liabilities and Shareholders' Equity			
A) Shareholders' Equity			
I. Share capital	29,040	29,040	29,040
II. Stock overprice provision	–	–	–
III. Revaluation reserve	–	–	–
IV. Legal reserve	5,808	5,808	5,808
V. Reserve for own and portfolio stock	31,000	–	31,000
VI. Mandatory reserves	–	–	–
VII. Other reserves:	18,069	17,376	17,376
– Extraordinary reserve	7,982	7,982	7,982
– Investment conferral reserve as per D.Lgs. 544/92	3,041	3,041	3,041
– Merger residual	5,687	5,687	5,687
– Reserve from amortization brought forward	1,354	666	666
– Taxed reserve from amortization brought forward	5	–	–
VIII. Income (losses) carried forward	130,403	154,361	123,360
IX. Income (loss) for the period	99,527	15,582	32,411
Total Shareholders' equity	**313,847**	**222,167**	**238,995**
B) Reserves for risks and charges	**23,924**	**18,237**	**18,386**
C) Employees' leaving indemnity - Italy	**5,491**	**5,228**	**5,200**
D) Payables	**236,025**	**131,057**	**143,817**
E) Accrued expenses and deferred income	**201**	**211**	**40**
Total liabilities	**579,488**	**376,900**	**406,438**
Memorandum accounts			
2) Improper commitment system	142,735	28,985	23,052
Total memorandum accounts	**142,735**	**28,985**	**23,052**

Parent Company income statement
(Thousands of €)

	30 June 2002	30 June 2001	31 December 2001
A) Value of production			
1) Revenues from sales of goods and services	42,865	42,319	82,092
2) Variation in work in progress, semi finished and finished products inventories	–350	678	176
5) Other income and revenues	9,016	8,654	17,717
Total value of production	**51,531**	**51,651**	**99,985**
B) Production Costs			
6) Raw, ancillary and consumable materials and goods for resale	20,481	21,328	37,973
7) Services	5,529	10,876	19,402
8) Rental and lease charges	2,100	2,166	4,056
9) Personnel	7,898	7,682	15,211
10) Amortization, depreciation and write-downs	1,705	1,559	3,964
11) Variation in raw, ancillary and consumable materials and goods for resale	–1,500	–602	522
12) Provisions for risks	532	84	135
14) Other operating expenses	7,962	7,135	14,592
Total costs of production	**44,707**	**50,228**	**95,855**
Difference between value and cost of production (A – B)	**6,824**	**1,423**	**4,130**
C) Financial income and expenses			
15) Income from equity investments	93,514	20,005	30,005
16) Other financial income	3,043	1,150	1,882
17) Interest and other financial charges	3,017	7,045	8,026
Total net financial income and expenses (15 + 16 – 17)	**93,540**	**14,110**	**23,861**
D) Adjustments to the value of financial assets	–	–	–
E) Extraordinary income and expenses			
20) Income:	5,681	679	7,516
21) Expenses:	5,271	76	373
Total extraordinary items (20 – 21)	**410**	**603**	**7,143**
Income before taxes (A – B +/– C +/– D +/– E)	**100,774**	**16,136**	**35,134**
22) Income taxes for the period	1,247	554	2,723
23) Net income for the period	**99,527**	**15,582**	**32,411**

RECONTA ERNST & YOUNG

Via Torino 68
20123 Milano

Tel.: (02) 722121 (50 linee)
Fax: (02) 72212037 72212038

AUDITORS' REPORT ON THE REVIEW OF THE MANAGEMENT REPORT OF DAVIDE CAMPARI – MILANO S.p.A.
(Translation from the original Italian version)

To the Shareholders of
Davide Campari – Milano S.p.A.

1. We have performed the review of the Management Report of DAVIDE CAMPARI – MILANO S.p.A. for the semi-annual period ended June 30, 2002 represented by the Balance Sheets and the Statements of Income and related Notes of DAVIDE CAMPARI - MILANO S.p.A (Parent Company Statements) and of the DAVIDE CAMPARI - MILANO Group (Consolidated Statements). We have also reviewed that part of the financial information presented by the Board of Directors in the Management Report with respect of their discussions and analyses of the operations, solely for the purpose of evaluating its consistency with the above mentioned statements and related Notes.

2. Our review was conducted in accordance with auditing standards governing review of interim financial statements recommended by CONSOB (the Italian Stock Exchange Regulatory Agency) in its resolution No. 10867 of July 31, 1997. The review of the data related to the six months period ended June 30, 2002 of one subsidiary, which represents approximately 2% of the consolidated assets and 8% of the consolidated net sales, was performed by an other auditor who supplied us with the review report. A review consists mainly of obtaining information with respect to the accounts included in the statements identified in paragraph 1 of this report and the consistency of the accounting principles applied through discussions with appropriate members of management, and analytical procedures applied to the financial data presented in such statements. A review does not include performing auditing procedures such as tests of compliance of internal controls and substantive procedures on assets and liabilities. Consequently, the scope of a review engagement provides significantly less assurance than a full scope audit performed in accordance with generally accepted auditing standards. Accordingly, we do not express an audit opinion on the statements and related Notes identified in paragraph 1 of this report of DAVIDE CAMPARI - MILANO S.p.A. as of and for the six months period ended June 30, 2002 as we do in connection with reporting on our full scope audits of the annual Parent Company and Consolidated financial statements of DAVIDE CAMPARI - MILANO S.p.A.

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G. D. Romagnosi 18/A
Capitale Sociale € 1.043.330,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

RECONTA ERNST & YOUNG

3. With respect to the parent company and the consolidated comparative data as of and for the year ended December 31, 2001 and for the six months period ended June 30, 2002, reference should be made to our audit and review reports issued on April 10, 2002 and on September 14, 2001 respectively.

4. Based on our review, we did not become aware of any significant modifications that should be made to the statements and related Notes identified in paragraph 1 of this report, in order for them to be in conformity with the criteria for the presentation of the semi-annual Management Report, stated by art. 81 of CONSOB regulations as approved in its resolution No. 11971 of May 14, 1999 and subsequent modifications.

Milan, September 23, 2002

Reconta Ernst & Young S.p.A.
Signed by: Pellegrino Libroia
(Partner)

Davide Campari – Milano S.p.A.
Capitale sociale: Euro 29.040.000 interamente versato
Registro Imprese Milano: 06672120158
R.E.A. 1112227
Sede: Via Filippo Turati, 27 - 20121 Milano
Telefono: (39) 02 6225 1
Fax: (39) 02 6225 312

Investor Relations
Telefono: (39) 02 6225330
Fax: (39) 02 6225479
e-mail: investor.relations@campari.com

Website
www.campari.com

Realizzazione, impianti e stampa
Marchesi Grafiche Editoriali S.p.A.
Via Bomarzo 32 – 00191 Roma
Finito di stampare
nel settembre 2002